Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210, Japan

RECEIVED
2008 JUL 11 A 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34759
July 4, 2008

Office of Investor Education and Assistance
SEC Headquarters

[redacted]

100 F Street, NE
Washington, DC 20549
U.S.A

08003747

JUL 09 2008
OFFICE OF INVESTOR
EDUCATION AND ADVOCACY

Re: Kao Corporation – 12g3-2(b) exemption

SUPPL

Dear Sir or Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since June 12, 2008 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal and Compliance - Global at +81-3-3660-7619 (telephone) or +81-3-3660-7942 (facsimile).

PROCESSED
JUL 15 2008
THOMSON REUTERS

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance - Global

Enclosures: Annex A
Annex B

[handwritten initials] 7/14

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE June 12 , 2008

A. ENGLISH LANGUAGE DOCUMENTS

(1) Corporate Governance Report dated June 27, 2008(A brief description in English is set forth in Annex B, excerption in English is attached hereto as Exhibit A-1, and the original document in Japanese is attached hereto as Exhibit B-1)

(2) Summary of the Resolutions at the 102nd Annual General Meeting of Shareholders held on June 27, 2008 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Annual Securities Report dated June 27, 2008 for the fiscal year ended March 31, 2008 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-3)

(2) A Note of Confirmation for the Appropriateness of Annual Securities Report dated June 27, 2008 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-4)

(3) Annual Business Report for the fiscal year ended March 31, 2008 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-5)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Corporate Governance Report

Listed companies of Tokyo Stock Exchange (TSE) are requested to file and timely update Corporate Governance Report to TSE. This report explains the following points of Corporate Governance of the listed companies of TSE.

1. Basic Position on Corporate Governance
2. Status of Corporate Governance System
3. Status of Measures Concerning Respect for the Standpoint of Stakeholders
4. Basic Policy Regarding the Internal Control System and its Maintenance
5. Information Concerning Hostile Takeover Defenses

The report updated on June 27, 2008 includes the following information:

June 27, 2008– Amendment of report is filed due to revision of the items highlighted in pink in English excerption (Exhibit A-1) and the original Japanese document (Exhibit B-1).

(2) Annual Securities Report dated June 27, 2008 for the fiscal year ended March 31, 2008

An annual securities report is required to be filed with Director of the Kanto Local Finance Bureau under the Financial Instruments and Exchange Law of Japan within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The discussion of the results of operations during that fiscal year included the following consolidated financial information for Kao:

Income statement line item*	**Year ended 3/31/2008 (in billions)**	**Change compared to the year ended 3/31/2007**
Net sales	¥1318.5	7.0%
Operating income	¥114.2	(0.9%)
Net income	¥66.5	(0.9%)

*Note: All figures are based on generally accepted accounting principles in Japan.

The annual securities report is available for public inspection at the Tokyo Stock Exchange, Inc. and the main office of Kao for five years.

(3) A Note of Confirmation for the Appropriateness of Annual Securities Report dated June 27, 2008

A Note of Confirmation for the Appropriateness of Annual Securities Report is required to be filed under the Securities Listing Regulations. when Annual Securities Report of the company filed with Director of the Kanto Local Finance Bureau. This note of confirmation confirms that the Kao has confirmed the appropriateness of its Annual Securities Report dated June 27, 2008 for the fiscal year ended March 31, 2008 in connection with related law and ordinances. This note of confirmation was filed with the President & CEO of Tokyo Stock Exchange, Inc. and is available for public inspection at the Tokyo Stock Exchange, Inc. for a certain period.

(4) Annual Business Report for the fiscal year ended March 31, 2008

Annual Business Report was sent to the shareholders after the 102nd Annual General Meeting of Shareholders held on June 27, 2008. It contains the information on annual financial results, Kao's future operational strategies and new products.

Exhibit A-1



Company Profile

Corporate Governance

Note: The contents of the text herein are excerpts from the Report on Corporate Governance filed with the Tokyo Stock Exchange on June 27, 2008.

1. Basic Position on Corporate Governance

Kao's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

2. Status of Corporate Governance System


Shareholders Meeting
Monitoring
Audit
Board of Corporate Auditors
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Audit
Management Committee
Accounting Auditors
Audit
CSR Committee
Internal Control Committee
Compliance Hotline
Consultation
Outside Lawyers
Audit
Corporate Audit Services
Audit
•Administrative Divisions
•Business Divisions
•Production & Engineering
•Research & Development
Audit
Subsidiaries /Affiliates
Investigation
Audit
Conference by Corporate Auditors of Domestic Group Companies
(Attendance)
Corporate Auditors
(Attendance)
Accounting Auditors
Certified Public Accountant
Audit
Note: Our policy is to ask experts, such as lawyers, for their advice as reference in making business judgements, if necessary, concerning business management and daily operations.
Corporate Structure

enlarge

(1) Members of the Board of Directors

The Company has adopted the corporate auditor system. In its current management structure, the Company has 15 members of the Board of Directors, including two Outside Directors and 25 Executive Officers, including 13 who serve concurrently as members of the Board of Directors. At the meeting of the Board of Directors following the 102nd Annual General Meeting of Shareholders held on June 27, 2008, a Chairman of the Board of Directors wasn't elected.

- Information Concerning Main Activities of Outside Directors
  During the period from April 2007 through March 2008, 14 meetings of the Board of Directors were held. Outside Director Mr. Atsushi Takahashi attended 12 meetings and Outside Director Mr. Osamu Shoda attended all of the meetings. At the meetings of the Board of Directors, Outside Directors regularly give their views on the Company's operations in general, and at every meeting they actively ask questions and express opinions on various issues from a broad and objective standpoint, based on their extensive experience. When necessary, they visit the Company's domestic and overseas business sites.

- Support System for Outside Directors
  To enhance discussions at the meetings of the Board of Directors, the Secretariat of the Board extensively briefs Outside Directors prior to each meeting on matters including the

background, purpose and contents of proposals on the agenda of the meeting.

(2) Corporate Auditors

The Company's Board of Corporate Auditors consists of four Corporate Auditors, including two Outside Auditors.

- Status of Cooperation between Corporate Auditors and Accounting Auditor
  At the start of accounting audits for each business year, the Corporate Auditors receive from the Accounting Auditor an audit plan describing the fundamental audit policy, the major items and sites to be audited and the main contents of the audit. They also exchange views with the Accounting Auditor concerning the contents of the audit plan.

  In the settlement of accounts for the business year, the Corporate Auditors also have an opportunity to discuss the audit contents with the Accounting Auditor during the course of the audit. In addition, they receive the audit report from the Accounting Auditor within the time frame prescribed by law, and receive a summary of the audit results, which are later used in preparing the audit report of Corporate Auditors.

  The Corporate Auditors also contact the Accounting Auditor whenever necessary, and cooperate with them to contribute to the formation of their respective audit opinions.

- Status of Cooperation between Corporate Auditors and Internal Auditing Functional Divisions
  Corporate Auditors regularly meet on a quarterly or semi-annual basis with the Corporate Audit Services department and the Legal & Compliance division, as well as the internal auditing functional divisions related to environment & safety, quality assurance, risk management and other areas, to hear about their activities and exchange opinions. When necessary, both parties also provide the information they have to the other, which serves to deepen cooperation and raise the level of each other's audit activities.

- Information on Other Major Activities of Outside Auditors
  During the period from April 2007 through March 2008, 14 meetings of the Board of Directors and 7 meetings of the Board of Corporate Auditors were held. Outside Auditor Mr. Tadashi Oe attended all of the meetings, respectively. He actively provides appropriate questions and statements from a specialized, objective standpoint at virtually every meeting of the Board of Directors. In addition, at meetings of the Board of Corporate Auditors, he actively furnishes his opinion based on his extensive knowledge and experience. When necessary, he also participates in audits of domestic and overseas business sites.
  Mr. Yutaka Yogo was newly elected as an Outside Corporate Auditor at the Annual General Meeting of Shareholders held in June 2008.

- Support System for Outside Auditors
  The Company has a system in which functional divisions such as the Corporate Audit Services department and the Legal & Compliance division provide support for Corporate Auditors upon request.

(3) Status of Implementation of Measures to Grant Incentives to Members of the Board of Directors

Regarding remuneration for members of the Board of Directors, the Company has implemented a stock option plan for the purpose of aligning members of the Board of Directors' interests with those of shareholders of the Company. In addition, more than 20 percent of their planned annual remuneration is linked to performance based on EVA* (Economic Value Added) and the like. However, the Company does not apply performance-linked remuneration to Outside Directors.
Note: EVA is a registered trademark of Stern Stewart & Co.

(4) Payment of Remuneration, etc. to Members of the Board of Directors from April 2007 through March 2008

- Aggregate Amount of Remuneration, etc. paid to members of the Board of Directors

To 15 members of the Board of Directors: 440 million yen (including 14 million yen to be paid to 2 Outside Directors)

Notes:

1. The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors does not include the 110 million yen, which is the amount of salaries, etc. (including bonuses), to be paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.
2. The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors includes the following amounts:
   (i) The amount accounted for during this fiscal year as the reserve for bonuses to members of the Board of Directors

   127 million yen to 13 members of the Board of Directors

   (ii) Amount of remuneration, etc., as stock acquisition rights allotted as stock options based on the resolution of the meeting of the Board of Directors held on July 24, 2007.

   76 million yen to 13 members of the Board of Directors

3. Maximum aggregate amounts of remuneration, etc., to be paid to members of the Board of Directors are as follows:
   (i) An annual amount of 630 million yen (resolved at the 101st Annual General Meeting of Shareholders held on June 28, 2007)

   This amount includes an amount of 30 million yen for Outside Directors, and does not include remuneration paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.

   (ii) An annual amount of 200 million yen (resolved at the 100th Annual General Meeting of Shareholders held on June 29, 2006)

   This amount was approved as the maximum amount of stock acquisition rights to be allotted as stock options, apart from the amount in (i) above.

(5) Information on Business Execution, Audits and Supervision, Nomination, Setting of Compensation and Other Functions

In its previous framework of members of the Board of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 members of the Board of Directors, including two Outside Directors and 25 Executive Officers, including 13 who serve concurrently as members of the Board of Directors. At the meeting of the Board of Directors following the 102nd Annual General Meeting of Shareholders held on June 27, 2008, a Chairman of the Board of Directors wasn't elected. During the period from April 2007 through March 2008, 14 meetings of the Board of Directors were held. Directors and Corporate Auditors as of March 31, 2008 attended on average 98.6% and 100% of the meetings respectively.
The Company is giving ongoing consideration as to whether it should become a "Company with three committees" as defined by the Corporation Law. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees."
The Compensation Advisory Committee consists of all Representative Directors, the Chairman of the Board of Directors and all Outside Directors. At this Committee, the Representative Directors obtain opinions with respect to the compensation system and level of compensation for the members of the Board of Directors and Executive Officers. The Committee convenes once a year during the executive compensation review period. In the year ended March 31, 2008, the Committee held a meeting with the attendance of all committee members, who judged that the compensation system and level of compensation for members of the Board of Directors and Executive Officers currently in office were

appropriate. This result was reported to the meeting of Business year.

The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This Committee examines the nominees prior to the election or re-election of the Chairman of the Board of Directors and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. With respect to a nominee for President after the election of members of the Board of Directors at the Annual General Meeting of Shareholders in June 2008, a committee meeting was held beforehand with the attendance of all members of the Committee, and, after its examination, submitted to the Board of Directors its opinion that there were no problems in the qualifications of the nominee.

In addition, the accounting firm Tohmatsu & Co., which is the Companys Accounting Auditor, ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than 7 years according to applicable laws etc.,. The Company and the accounting firm have entered into a contract for audits based on the Corporation Law and the Financial Instruments and Exchange Law.

3. Status of Measures Concerning Respect for the Standpoint of Stakeholders

- Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.
  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.' " The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in the Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- Implementation of Environmental Preservation Activities and CSR* Activities
  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The CSR Report is issued every July, which reports on Kao's position on CSR and its various CSR-related activities including environmental preservation activities.
  * Corporate Social Responsibility

- Formulation of Policies, Etc., for Information Disclosure to Stakeholders
  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Financial Instruments and Exchange Law and various ordinances.

4. Basic Policy Regarding the Internal Control System and its Maintenance

1) Policy Regarding Maintenance of Internal Control System

<Basic Policy Regarding the Internal Control System>

The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the Member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Information (minutes, decision records and their relevant materials, account books and records, and other information and the like) related to members of the Board of Directors' execution of their duties is properly retained and managed according to the document retention and management policies and other related policies. Members of the Board of Directors, Corporate Auditors and employees designated by them may access such information at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Executive Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan the Board of Directors reflect it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Executive Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Executive Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors

and the Executive Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to laws and respective articles of incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors. Representative Directors, members of the Board of Directors in charge of business operations and Executive Officers provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) System to ensure reliability of financial reports

In order to ensure the reliability of financial reports, the Company evaluates, improves and documents in writing the state of the Company's internal control system and the process of business operations based on the principles of the Internal Control Committee and the Board of Directors confirms these activities regularly.

(7) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(8) Independence of employees in the preceding paragraph from members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(9) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Executive Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have regular exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(10) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from outside specialists such as lawyers and certified public accountants when necessary.

2) Basic Policy to Eliminate Antisocial Forces and its Maintenance

The Company has made the following declaration in Kao's Business Conduct Guidelines, of which the Company has familiarized all employees of Kao Group companies. Kao's Business Conduct Guidelines have also been published on the Company's website.

> We shall not engage in any activities which are detrimental to society. Furthermore, we shall resolutely resist pressure by any individual, group or organization to support such activities.
>
> - We shall maintain a resolute attitude against activities which are unlawful or contrary to the public welfare.
> - We shall not participate in any activities that are illegal or contrary to the public welfare regardless of any competing pressure to do so.
> - We shall reject any relationship with groups that act contrary to the public welfare, and shall not yield to any attempt of blackmail or threat. We shall not involve ourselves in any activities or conduct which offends social norms or morality, such as money laundering, offers of illegal interest, etc.

To cut off any relationships with antisocial forces, the Company coordinates with external specialized agencies, collects and manages information and maintains an appropriate internal organization for the purpose thereof under normal circumstances.

5. Information Concerning Hostile Takeover Defenses

The Company did not submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2008. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders.

At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of approximately 40% of consolidated net income.

Exhibit A-2

Summary of the Resolutions at the 102nd Annual General Meeting of Shareholders held on June 27, 2008 (the "Meeting")

PROPOSAL 1: Proposal for Appropriation of Retained Earnings

At the Meeting, it was resolved that 27.00 yen per share be paid to the shareholders as the year-end dividend for the 102nd fiscal year. Consequently, the total annual dividend for the 102nd fiscal year comes to be 54.00 yen per share, which is a 2.00 yen increase per share from the previous fiscal year's annual dividend.

(Note) The 102nd fiscal year: Fiscal Year ended March 31, 2008

PROPOSAL 2: Election of Fifteen (15) Members of the Board of Directors

At the Meeting, it was resolved that twelve (12) incumbent members of the Board of Directors including Messrs. Motoki Ozaki, Takuo Goto, Hiroshi Kanda, Norihiko Takagi, Shunichi Nakagawa, Tatsuo Takahashi, Toshiharu Numata, Toshihide Saito, Shinichi Mita, Masato Hirota, Atsushi Takahashi and Osamu Shoda be reelected and three (3) new nominees including Messrs. Shinichiro Hiramine, Ken Hashimoto and Michitaka Sawada be newly elected as members of the Board of Directors. Messrs. Atsushi Takahashi and Osamu Shoda were reelected as Outside Directors.

PROPOSAL 3: Election of One (1) Corporate Auditor

At the Meeting, it was resolved that Mr. Yutaka Yogo be newly elected as an Outside Corporate Auditor.

PROPOSAL 4: Election of One (1) Alternate Corporate Auditor

At the Meeting, it was resolved that Mr. Eiji Asada be reelected as an Alternate Outside Corporate Auditor.

PROPOSAL 5: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Options

At the Meeting, the proposal was resolved as it is delegating to the Board of Directors the determination of matters for offering up to 600 stock acquisition rights to be issued as stock options (600,000 shares in common stock) to the Company's employees, and the members of the board of directors and employees of the Company's affiliated companies.

PROPOSAL 6: Payment of Retirement Allowances to Retiring Members of the Board of Directors

At the Meeting, it was resolved that retirement allowances within the scope provided for in the Company's internal regulations be paid to the two (2) retiring members of the Board of Directors, Messrs. Takuya Goto and Toshio Hoshino. The details, including but not limited to the specific amount, timing, and method of payment of their retirement allowances , will be determined by the Board of Directors. In an attempt to carry out managerial reforms, the Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances payable to them pursuant to this resolution will be for services between the time they took office and June 30, 2001. The estimated total amount of the retirement allowances will not exceed 95,000,000 yen.

At the meeting of Board of Directors held after the Meeting, Representative Directors, Senior Executive Vice President and Executive Vice Presidents were selected and took office. Therefore as of June 27, 2008, the entire Board of Directors and Executive Officers of the Company are as follows:

Members of the Board (*Outside Director)

Motoki Ozaki	Representative Director, President and Chief Executive Officer
Takuo Goto	Representative Director, Senior Executive Vice President
Hiroshi Kanda	Representative Director, Executive Vice President
Norihiko Takagi	Member of the Board, Executive Vice President
Shunichi Nakagawa	Member of the Board, Executive Vice President
Tatsuo Takahashi	Member of the Board, Executive Vice President
Toshiharu Numata	Member of the Board, Executive Vice President
Toshihide Saito	Member of the Board, Executive Officer
Shinichi Mita	Member of the Board, Executive Officer
Masato Hirota	Member of the Board, Executive Officer
Shinichiro Hiramine	Member of the Board, Executive Officer
Ken Hashimoto	Member of the Board, Executive Officer
Michitaka Sawada	Member of the Board, Executive Officer
Atsushi Takahashi*	Member of the Board
Osamu Shoda*	Member of the Board

Executive Officers

Yoshitaka Nakatani
Hisao Mitsui
Shigeru Koshiba
Shoji Kobayashi
Takuji Yasukawa
Yasushi Aoki

Masumi Natsusaka
Bill Gentner
Katsuhiko Yoshida
Naohisa Kure
Mikio Nakano
Akira Yoshimatsu

Exhibit B-1

最終更新日: 2008 年 6 月 27 日

花王株式会社

代表取締役 社長執行役員 尾崎 元規
問合せ先: 法務・コンプライアンス部門 法務部 法務課長 八幡 賢二
証券コード:4452
http://www.kao.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

Ⅰ コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1. 基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2. 資本構成

外国人株式所有比率	30%以上

【 大株主の状況 】

氏名又は名称	所有株式数(株)	割合 (%)
日本トラスティ・サービス信託銀行株式会社（信託口）	29,036,000	5.28
日本マスタートラスト信託銀行株式会社（信託口）	28,352,000	5.16
モックスレイ・アンド・カンパニー	21,092,000	3.83
ステート ストリート バンク アンド トラスト カンパニー	17,529,000	3.19
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,642,000	3.02
ステート ストリート バンク アンド トラスト カンパニー 505103	16,331,000	2.97
日本生命保険相互会社	15,200,000	2.76
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	9,866,000	1.79
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	8,293,000	1.50

3．企業属性

上場取引所及び市場区分	東京　第一部
決算期	3月
業種	化学
（連結）従業員数	１０００人以上
（連結）売上高	1兆円以上
親会社	なし
連結子会社数	１００社以上３００社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

——

II 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【取締役関係】

[illegible] 更新	社長
取締役の人数	15 名
社外取締役の選任状況	選任している
社外取締役の人数	2 名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
高橋　温	他の会社の出身者				○	○			○	
正田　修	他の会社の出身者				○	○			○	

※1　会社との関係についての選択項目
- a　親会社出身である
- b　その他の関係会社出身である
- c　当該会社の大株主である
- d　他の会社の社外取締役又は社外監査役を兼任している
- e　他の会社の業務執行取締役、執行役等である
- f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h　本人と当該会社との間で責任限定契約を締結している
- i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
高橋　温	住友信託銀行株式会社代表取締役会長	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
正田　修	株式会社日清製粉グループ本社代表取締役 取締役会長	当社と同じ製造業の会社の経営者としての豊富な経験からの視点に基づく経営の監督とチェック機能を期待

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
		し、選任しています。

その他社外取締役の主な活動に関する事項

2007年4月から2008年3月までの期間に開催された取締役会は14回であり、社外取締役 髙橋温氏は12回、同 正田修氏は毎回出席していただいております。両氏には取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数	4名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

社外監査役の選任状況	選任している
社外監査役の人数	2名

会社との関係(1) 更新

氏名	属性	会社との関係(※1)								
		a	b	c	d	e	f	g	h	i
大江　忠	弁護士				○				○	
余語　豊	公認会計士						○		○	

※1　会社との関係についての選択項目
a　親会社出身である
b　その他の関係会社出身である
c　当該会社の大株主である
d　他の会社の社外取締役又は社外監査役を兼任している
e　他の会社の業務執行取締役、執行役等である
f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h　本人と当該会社との間で責任限定契約を締結している
i　その他

会社との関係(2) 更新

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
大江　忠	花王カスタマーマーケティング株式会社社外監査役、キヤノン株式会社社外監査役、株式会社丸井グループ社外監査役	弁護士としての高い専門性と、豊富な経験・知識に基づく視点を期待し、選任しています。
余語　豊	当社の特定関係事業者である花王カスタマーマーケティング株式会社の使用人の三親等以内の親族であります。	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項 更新

2007年4月から2008年3月までの期間に開催された取締役会は14回、監査役会は7回であり、社外監査役　大江忠氏はそれぞれに毎回出席していただいております。同氏には取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内外の事業場の監査にも参加いただいております。

なお、社外監査役　余語豊氏は2008年6月の定時株主総会で新たに選任され就任いたしました。

【インセンティブ関係】

取締役へのインセンティブ付与に関する施策の実施状況	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分についてEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

ストックオプションの付与対象者	社内取締役、社外取締役、従業員、子会社の取締役、執行役、監査役

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書（事業報告）
開示状況	社内取締役及び社外取締役の別に各々の総額を開示

該当項目に関する補足説明 更新

2008 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬等については、株主との利害を共有化する目的でストックオプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。なお、2008 年6月の定時株主総会終結の時をもって、役員退職慰労金の支給対象となる役員はすべて退任いたしました。

取締役の報酬等の総額

取締役 15 名 440 百万円(うち社外取締役 2名 14 百万円)

(注)1. 取締役の報酬等の総額には、使用人兼務取締役の使用人兼務部分に対する給与等相当額 110 百万円(賞与を含む。)は含まれておりません。

(注)2. 取締役の報酬等の総額には、以下のものも含まれております。

(1)2008 年3月期中に役員賞与引当金として費用計上した額

取締役:13 名 127 百万円

(2)平成 19 年7月 24 日開催の取締役会決議に基づき、ストックオプションとして割り当てた新株予約権による報酬等の額

取締役:13 名 76 百万円

(注)3. 取締役の報酬等の限度額は、次のとおりであります。

(1)年額 630 百万円(平成 19 年6月 28 日開催の第 101 期定時株主総会決議)

社外取締役分の年額 30 百万円が含まれており、使用人兼務取締役の使用人分の給与等は含みません。

(2)年額 200 百万円(平成 18 年6月 29 日開催の第 100 期定時株主総会決議)

上記(1)とは別枠で、ストックオプションとして割り当てる新株予約権に関する報酬等の限度額として承認されています。

上記の内容は、事業報告及び有価証券報告書において開示しており、両報告書とも当社ホームページに掲載しております。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。

また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項 更新

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を 2002 年 6 月より導入しており、2008 年 6 月の定時株主総会後の経営体制は、社外取締役 2 名を含む取締役 15 名と、取締役兼務者 13 名を含む執行役員 25 名であります(2008 年 6 月の定時株主総会終結後の取締役会において取締役会会長は選任されておりません)。2007 年4月から 2008 年3月までの期間に開催された取締役会は臨時取締役会を含めて 14 回であり、2008 年3月期末における取締役及び監査役の平均出席率は取締役 98.6%、監査役 100%となっております。

委員会設置会社に移行する是非については、今後も継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、全代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2008 年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2008 年6月の定時株主総会における取締役改選後の社長再選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

また、当社会計監査人である監査法人トーマツは、業務執行社員について、法令等に従い、当社の会計監査に7年間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と金融商品取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2008 年 3 月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

指定社員 業務執行社員: 吉田修己、市川育義、安藤 武

・会計監査業務に係る補助者の構成

公認会計士 10 名、会計士補6名、その他 14 名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	例年株主総会の約1ヶ月前に招集通知を発送することとしています（2007 年定時株主総会においては、開催日（6月 28 日）の 28 日前（5月 31 日）、2008 年定時株主総会においては、開催日（6月 27 日）の 28 日前（5月 30 日）に発送済み）。
電磁的方法による議決権の行使	・2006 年定時株主総会より、電磁的方法による議決権の行使を開始しました。 ・2006 年定時株主総会より、㈱ＩＣＪ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始しました。
その他	当社ホームページに、招集通知発送日に招集通知全文及び英訳（要約）についても掲載するほか、中央三井信託銀行、三菱ＵＦＪ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文及び英訳（要約）の掲載をしています。

2．IR に関する活動状況

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	年２回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門管理部長から業績の実績及び予想について報告・説明しています。また、工場見学会や事業説明会を適宜開催しています。
海外投資家向けに定期的説明会を開催	あり	米国及び欧州については、社長がそれぞれ年１回訪問し、また 2008 年３月期には経営幹部がカナダ及びシンガポールにおいて、経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
ＩＲ資料の	なし	決算短信・四半期情報、有価証券報告書、半期報告書、株主総会招集通知、株主総会

	代表者自身による説明の有無	補足説明
ホームページ掲載		決議通知、アニュアルレポート（英語のみ）、期末報告書、中間報告書、株主総会説明資料及び決算説明会資料（年２回）を掲載しています。また決算短信・四半期情報要約版、株主総会招集通知、株主総会決議通知、株主総会説明資料及び決算説明会資料を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
ＩＲに関する部署（担当者）の設置	—	戦略的な情報発信の強化をめざし、社長室にてＩＲ機能を担っています。部長１名、担当２名の３名で対応しています。

３．ステークホルダーの立場の尊重に係る取組み状況 更新

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、「『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な“徳のある企業”として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
環境保全活動、ＣＳＲ活動等の実施	社長を委員長とする「ＣＳＲ委員会」、取締役を委員長とする「レスポンシブル・ケア推進委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。毎年７月にＣＳＲレポートを発行し、当社のＣＳＲの考え方と環境保全活動を含めた様々なＣＳＲ関連活動を報告しています。
ステークホルダーに対する情報提供に	会社法、金融商品取引法、各種法令及び当社がその株式を上場する㈱東京証券取引所の定める規則を遵守し、同所の定める「有価証券上場規程」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示するという方針を徹

係る方針等の策定	り込んだ、「花王株式会社　情報開示指針」を策定しています。なお、当指針は当社ホームページにも掲載しています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

1. 内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞
企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役 社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

(1)取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

(2)取締役の職務の執行に係る情報の保存及び管理に関する体制
取締役の職務執行に係る情報（議事録・決裁記録及びそれらの付属資料、会計帳簿・会計伝票及びその他の情報等）は文書管理規程その他関連する規程等に従い、適切に保存及び管理を行う。取締役、監査役及びそれらに指名された使用人はいつでもそれらの情報を閲覧できるものとする。

(3)損失の危険の管理に関する規程その他の体制
経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置し、対応を行う。

(4)取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直す

ものとする。

(5)当社及びその子会社から成る企業集団における業務の適正を確保するための体制
内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

(6)財務報告の信頼性を確保するための体制
財務報告の信頼性を確保するために、全社的な内部統制の状況及び業務プロセスについて、内部統制委員会の方針に基づき評価、改善及び文書化を行い、取締役会は、これらの活動を定期的に確認する。

(7)監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項
監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

(8)前項の使用人の取締役からの独立性に関する事項
監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

(9)取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換をはじめ、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

(10)その他監査役の監査が実効的に行われることを確保するための体制
監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室をはじめとする内部監査部門並びに子会社の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

2. 反社会的勢力排除に向けた基本的な考え方及びその整備状況

当社では、反社会的勢力排除に向けた取り組みについて、花王ビジネスコンダクトガイドライン(花王企業行動指針)において以下のとおり宣言し、これを花王グループ全社員に周知徹底するとともに、当社ホームページに掲載しております。

反社会的行為はしません。また、そのような行為を許容したり支持したりする個人、グループ、団体からの圧力に対しては、毅然とした態度で臨みます。

・ 社員の違法行為・反社会的行為には、厳正な姿勢で臨みます。

・ 業務に関係するか否かを問わず、違法行為や反社会的行為に関与せず、良識ある行動に努めます。

・ 反社会的団体との関係を排除し、いかなる恐喝、脅迫にも屈しません。また、不正な資金洗浄（マネーロンダリング）や利益供与など、反社会的活動や公序良俗に反する行動に関わりません。

また、平素より、反社会的勢力との関係を遮断するため、外部専門機関との連携、反社会的勢力に関する情報の収集・管理、及び社内体制の整備をしております。

参考資料「模式図」：巻末「添付資料」をご覧ください。

V その他

1．買収防衛に関する事項

2008 年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出しておりませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。

当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当（＊）など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。

同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

＊：当社では、連結での配当性向を 40％程度とすることを目処としております。

2．その他コーポレート・ガバナンス体制等に関する事項

――

【 参考資料：模式図 】


株主総会
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
会計監査人
監査
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
(出席)
関係会社監査役連絡会議
(出席)
子会社、関連会社
監査役
監査
会計監査人
公認会計士

(注)当社は、企業経営及び日常の業務に関して、必要に応じて、弁護士などの複数の専門家から経営判断上の参考とするためのアドバイスを受ける体制をとっております。

Exhibit B-2

Exhibit B-3

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成20年６月27日
【事業年度】	第102期（自 平成19年４月１日 至 平成20年３月31日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１（代表）
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１（代表）
【事務連絡者氏名】	会計財務部門 管理部長　青木 和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第98期	第99期	第100期	第101期	第102期
決算年月		平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
売上高	百万円	902,627	936,851	971,230	1,231,808	1,318,513
経常利益	〃	122,651	125,345	121,956	120,176	114,223
当期純利益	〃	65,358	72,180	71,140	70,527	66,561
純資産額	〃	427,756	448,249	509,676	574,751	584,709
総資産額	〃	723,891	688,973	1,220,564	1,247,797	1,232,601
１株当たり純資産額	円	782.14	821.47	935.11	1,035.66	1,070.67
１株当たり当期純利益	〃	119.06	131.16	130.58	129.41	122.53
潜在株式調整後１株当たり当期純利益	〃	113.98	129.09	130.28	129.29	122.41
自己資本比率	%	59.1	65.1	41.8	45.2	46.6
自己資本利益率	〃	15.5	16.5	14.9	13.1	11.7
株価収益率	倍	20.0	18.8	23.7	26.7	23.1
営業活動によるキャッシュ・フロー	百万円	117,928	109,567	117,292	164,977	180,322
投資活動によるキャッシュ・フロー	〃	△37,348	△54,407	△479,535	△63,227	△52,389
財務活動によるキャッシュ・フロー	〃	△49,323	△90,657	356,721	△83,665	△101,822
現金及び現金同等物の期末残高	〃	107,151	70,409	67,527	88,154	112,636
従業員数 (外、平均臨時雇用者数)	人	19,330 (2,602)	19,143 (2,816)	29,908 (6,229)	32,175 (6,283)	32,900 (5,050)

(注) １．売上高には、消費税等は含まれておりません（以下も同様であります。）。

２．第101期より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用しております（以下も同様であります。）。

(2) 提出会社の経営指標等

回次		第98期	第99期	第100期	第101期	第102期
決算年月		平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
売上高	百万円	665,914	694,655	688,589	709,554	734,307
経常利益	〃	105,410	104,558	100,134	84,951	85,473
当期純利益	〃	61,041	62,518	64,133	57,653	48,877
資本金	〃	85,424	85,424	85,424	85,424	85,424
発行済株式総数	千株	599,443	549,443	549,443	549,443	549,443
純資産額	百万円	423,762	435,329	474,444	503,741	493,964
総資産額	〃	630,900	605,005	1,024,155	1,008,757	994,160
１株当たり純資産額	円	774.86	797.83	869.58	922.64	919.25
１株当たり配当額 (うち１株当たり中間配当額)	〃 (〃)	32.00 (16.00)	38.00 (19.00)	50.00 (25.00)	52.00 (26.00)	54.00 (27.00)
１株当たり当期純利益	〃	111.19	113.62	117.61	105.68	89.88
潜在株式調整後１株当たり当期純利益	〃	106.46	111.84	117.34	105.58	89.79
自己資本比率	%	67.2	72.0	46.3	49.9	49.6
自己資本利益率	〃	14.6	14.6	14.1	11.8	9.8
株価収益率	倍	21.4	21.7	26.4	32.6	31.4
配当性向	%	28.8	33.4	42.5	49.2	60.1
従業員数	人	5,724	5,600	5,652	5,642	5,742

2【沿革】

明治20年６月	洋小間物商長瀬富郎商店として発足。――（創業）
明治23年10月	「花王石鹸」を発売。
大正11年11月	吾嬬町工場（現東京工場）完成。
大正14年５月	花王石鹸株式会社長瀬商会設立。
昭和10年３月	大日本油脂株式会社を分離独立。
昭和15年５月	日本有機株式会社を日本橋馬喰町で設立。――（会社設立年月）
昭和15年９月	日本有機株式会社酒田工場（現酒田工場）完成。
昭和19年12月	大日本油脂株式会社和歌山工場（現和歌山工場）完成。
昭和21年10月	花王石鹸株式会社長瀬商会を株式会社花王と改称。
昭和24年５月	日本有機株式会社を花王石鹸株式会社と改称。東京証券取引所の市場第一部に上場。
12月	大日本油脂株式会社と株式会社花王が合併し花王油脂株式会社と改称。
昭和29年８月	花王石鹸株式会社が花王油脂株式会社を吸収合併。
昭和32年12月	和歌山工場に合成洗剤工場完成。
昭和35年３月	大阪証券取引所の市場第一部に上場（平成15年３月上場廃止）。
昭和38年３月	川崎工場完成。
昭和39年９月	タイに Kao Industrial (Thailand) Co.,Ltd.を設立。
12月	台湾に Kao (Taiwan) Corporationを設立。
昭和40年４月	和歌山工場内に産業科学研究所（和歌山研究所）完成。
７月	シンガポールに Kao (Singapore) Private Limitedを設立。
昭和42年８月	東京工場内に東京地区研究所（東京研究所）完成。
昭和45年３月	香港に 花王（香港）有限公司を設立。
11月	スペインに Sinor-Kao S.A.を設立。
昭和49年11月	花王クエーカー㈱を設立。
昭和50年３月	メキシコに Quimi-Kao S.A. de C.V.を設立。
12月	栃木工場完成。
昭和52年１月	フィリピンに Pilipinas Kao,Incorporatedを設立。
昭和53年２月	愛媛サニタリープロダクツ㈱を設立。
３月	栃木工場内に栃木研究所完成。
昭和54年５月	スペインに Molins-Kao S.A.を設立。
昭和55年４月	鹿島工場完成。
昭和59年４月	豊橋工場完成。
昭和60年２月	インドネシアの P.T. Dino Indonesia Industrial,Ltd.（現 P.T. Kao Indonesia）に資本参加。
９月	花王化粧品販売会社を全国９ヶ所に設立し、化粧品（ソフィーナ）事業を日本全国に展開。
10月	「花王石鹸株式会社」から「花王株式会社」へ商号変更。
昭和61年５月	カナダの Didak Manufacturing Limitedを買収し、情報関連事業に本格的に進出。
10月	ドイツに Guhl Ikebana GmbHを設立。
昭和62年７月	アメリカの High Point Chemical Corporationを買収。
８月	Sinor-Kao S.A.とMolins-Kao S.A.を合併し、スペインに Kao Corporation S.A.を設立。
昭和63年４月	シンガポールに KAO (Southeast Asia) Pte.Ltd.（現 Kao (Singapore) Private Limited）を設立。
５月	アメリカの The Andrew Jergens Company（現 Kao Brands Company）を買収。
７月	マレーシアに Fatty Chemical (Malaysia) Sdn.Bhd.を設立。
平成元年５月	ドイツの Goldwell AG（現 KPSS-Kao Professional Salon Services GmbH）を買収。
10月	全国９ヶ所の化粧品販売会社を統合し、花王化粧品販売㈱を設立。
平成４年10月	ドイツの Chemische Fabrik Chem-Y GmbH（現 Kao Chemicals GmbH）を買収。
平成５年８月	中国に 上海花王有限公司を設立。
平成11年３月	情報関連事業から撤退。
４月	全国各地区の家庭用製品の販売会社８社が合併（花王販売㈱）。
８月	スペインに 欧州工業用製品事業の統轄会社として Kao Chemicals Europe,S.L.を設立。
12月	アメリカに 米州工業用製品事業の統轄会社として Kao Chemicals Americas Corporationを設立し、それに伴い High Point Chemical Corporationを清算。
平成14年３月	ドイツの Goldwell GmbH（現 KPSS-Kao Professional Salon Services GmbH）を通じて、KMSリサーチ社（KMS Research, Inc.他）を買収。
６月	中国事業の持株会社として 花王（中国）投資有限公司を設立。
９月	アメリカの The Andrew Jergens Company（現 Kao Brands Company）を通じて、ジョン・フリーダ社（John Frieda Professional Hair Care, Inc.他）を買収。

平成15年3月	中国に 花王（上海）産品服務有限公司を設立（上海花王有限公司から販売機能を分離）。
平成16年7月	株式交換により花王販売㈱を完全子会社化。
10月	当社と花王販売㈱の業務品事業をそれぞれ会社分割し、既存の花王クリーン アンド ビューティ㈱に承継させ、同社を「花王プロフェッショナル・サービス株式会社」に商号変更。
平成17年7月	英国の Kao Prestige Limitedを通じて、モルトン・ブラウン社（Molton Brown Limited他）を買収。
平成18年1月	㈱カネボウ化粧品の株式を取得し、同社及びそのグループ会社を子会社化。
平成19年4月	花王販売㈱と花王化粧品販売㈱が合併し、「花王カスタマーマーケティング株式会社」に商号変更。

3 【事業の内容】

当社及び当社の関係会社（当社及び子会社116社、関連会社11社により構成）は、コンシューマープロダクツ事業製品、ケミカル事業製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

従来、事業の種類別セグメントの事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の３事業区分に分類しておりましたが、平成19年４月１日の当社の組織再編に伴い、「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の４事業区分に変更しております。この組織再編は、市場での少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するためであります。

事業の内容と当社及び関係会社の当該事業における位置付けは次のとおりであります。

なお、下記の事業は「その他」を除き、「第５ 経理の状況 １ 連結財務諸表等 注記事項」に掲げる事業の種類別セグメント情報の区分と同一であります。

事業区分			主要な会社
コンシューマープロダクツ事業	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	国内	当社、花王カスタマーマーケティング㈱（注４）、 花王プロフェッショナル・サービス㈱、 愛媛サニタリープロダクツ㈱、ニベア花王㈱、 ㈱カネボウ化粧品、カネボウ化粧品販売㈱、 ㈱エキップ、㈱リサージ、 その他 ７社 （計16社）
		海外	上海花王有限公司、花王（上海）産品服務有限公司、 上海佳麗宝化粧品有限公司、花王（香港）有限公司、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co.,Ltd.、 Kao Commercial (Thailand) Co.,Ltd.、 Kao (Singapore) Private Limited、P.T. Kao Indonesia、 Kao Brands Company、Guhl Ikebana GmbH、 Kao Brands Europe Limited、 KPSS - Kao Professional Salon Services GmbH、 KPSS, Inc.、KPSS Deutschland GmbH、 Molton Brown Limited、Kanebo Cosmetics（Europe）Ltd.、 その他 55社 （計72社）
ケミカル事業		国内	当社、花王クエーカー㈱、昭和興産㈱、 その他 １社 （計４社）
		海外	Kao (Taiwan) Corporation、Pilipinas Kao,Incorporated、 Kao Industrial (Thailand) Co.,Ltd.、 Fatty Chemical（Malaysia）Sdn.Bhd.、 Kao（Singapore）Private Limited、 P.T. Kao Indonesia Chemicals、 Kao Specialties Americas LLC、Quimi-Kao,S.A.de C.V.、 Kao Chemicals GmbH、Kao Corporation S.A.、 その他 10社 （計20社）
その他		国内	花王ロジスティクス㈱、花王システム物流㈱、 ㈱ＫＣロジスティクス、花王マーチャンダイジングサービス㈱、 その他 ５社 （計９社）
		海外	Misamis Oriental Land Development Corporation、 その他 10社 （計11社）

（注）１．各事業区分の主要製品は、「第５ 経理の状況 １ 連結財務諸表 注記事項 （セグメント情報）[事業の種類別セグメント情報]（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、コンシューマープロダクツ事業、ケミカル事業に振り分けております。

3．各事業毎の会社数は、複数の事業を営んでいる場合にはそれぞれに含めて数えております。
4．花王カスタマーマーケティング㈱は、平成19年４月１日をもって花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併を行い、同時に花王販売㈱の社名変更を行ったものであります。

以上の状況について事業系統図を示すと次のとおりであります。



[事業区分]
[国　内]
[海　外]
国内ユーザー
海外ユーザー
[各事業の販売会社及び製造・販売会社からの売上]
[各事業の販売会社及び製造・販売会社からの売上]
コンシューマープロダクツ事業
ビューティケア事業・ヒューマンヘルスケア事業・ファブリック＆ホームケア事業
ケミカル事業
その他
花王株式会社（製造・販売会社）
花王カスタマーマーケティング㈱
花王プロフェッショナル・サービス㈱
その他２社
愛媛サニタリープロダクツ㈱
※3　ニベア花王㈱
※1,3　その他２社
カネボウ化粧品販売㈱
その他２社
㈱カネボウ化粧品
㈱エキップ
㈱リサージ
その他１社
花王クエーカー㈱
※3　その他１社
※3　昭和興産㈱
花王（上海）産品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※1,2,4　その他37社（連結子会社34社を含む）
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia, KPSS, Inc.
Kao Brands Company, Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
Molton Brown Limited
※3　その他８社（連結子会社７社を含む）
Kanebo Cosmetics (Europe) Ltd.
※2,4　その他10社（連結子会社８社を含む）
上海佳麗宝化粧品有限公司
Pilipinas Kao, Incorporated
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao, S.A. de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他７社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他３社
物流業務、不動産管理等
※1　花王ロジスティクス㈱
※1　花王システム物流㈱
※1　㈱ＫＣロジスティクス
※1　花王マーチャンダイジングサービス㈱
※1,3　その他５社
物流業務、不動産管理等
※3　Misamis Oriental Land Development Corporation
※1,3　その他10社（連結子会社５社を含む）
製造・販売会社
販売会社
製品
原料
サービス等
（対象が一部の会社の場合を含む）

(注)　無印　連結子会社　(102社)
※１　非連結子会社で持分法適用会社　(12社)
※２　非連結子会社で持分法非適用会社　(2社)
※３　関連会社で持分法適用会社　(9社)
※４　関連会社で持分法非適用会社　(2社)

4 【関係会社の状況】

(1) 親会社

該当ありません。

(2) 連結子会社

平成20年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等 当社役員(名)	役員の兼任等 当社従業員(名)	資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
※1 ※14 花王カスタマーマーケティング㈱	東京都中央区	百万円 1,829	ビューティケア ヒューマンヘルスケア ファブリック＆ホームケア	100.0	2	9	―	当社製品の販売先	建物及び設備の賃貸借
㈱カネボウ化粧品	東京都港区	百万円 7,500	ビューティケア	100.0	3	3	―	当社仕入商品の購入先及び当社製品の販売先	なし
※14 カネボウ化粧品販売㈱	東京都港区	百万円 100	ビューティケア	※2 100.0 [100.0]	1	1	―	―	なし
㈱エキップ	東京都品川区	百万円 300	ビューティケア	※2 100.0 [100.0]	2	1	―	当社製品の販売先	なし
㈱リサージ	東京都港区	百万円 400	ビューティケア	※2 100.0 [100.0]	2	1	―	―	なし
カネボウコスミリオン㈱	東京都港区	百万円 110	ビューティケア	※2 100.0 [100.0]	―	1	―	―	なし
愛媛サニタリープロダクツ㈱	愛媛県西条市	百万円 90	ヒューマンヘルスケア ファブリック＆ホームケア	100.0	1	3	―	当社製品の製造委託先	建物及び設備の貸与
花王プロフェッショナル・サービス㈱	東京都墨田区	百万円 60	ファブリック＆ホームケア	100.0	―	4	―	当社製品の販売先	建物及び設備の賃貸
花王クエーカー㈱	東京都中央区	百万円 400	ケミカル	100.0	1	4	―	当社仕入商品の購入先、当社製品の販売先、研究活動及び事務作業等	建物及び設備の賃貸
※1 花王（中国）投資有限公司	中華人民共和国	千人民元 815,404	中華人民共和国における関係会社の統轄及びビューティケア	100.0	1	3	―	当社製品の販売先	なし
※1 上海花王有限公司	中華人民共和国	千人民元 564,200	ビューティケア ヒューマンヘルスケア ファブリック＆ホームケア	※3 95.0 [10.0]	1	4	―	当社製品の販売先	なし
花王（上海）産品服務有限公司	中華人民共和国	千人民元 485,691	ビューティケア ヒューマンヘルスケア ファブリック＆ホームケア	※4 100.0 [100.0]	1	3	―	―	なし
上海佳麗宝化粧品有限公司	中華人民共和国	千人民元 59,173	ビューティケア	※2 100.0 [100.0]	―	―	―	―	なし
上海花王化学有限公司	中華人民共和国	千人民元 193,522	ケミカル	87.5	1	2	―	当社仕入商品の購入先及び当社製品の販売先	なし
花王（上海）貿易有限公司	中華人民共和国	千人民元 1,655	ケミカル	87.5	1	1	―	当社製品の販売先	なし
花王（香港）有限公司	中華人民共和国	千香港ドル 11,582	ビューティケア ヒューマンヘルスケア ファブリック＆ホームケア	100.0	―	2	―	当社製品の販売先	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
Kao (Taiwan) Corporation	台湾	千台湾元 597,300	ビューティケア ヒューマンヘルスケア ファブリック&ホームケア ケミカル	90.7	―	3	―	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Vietnam Co.,Ltd.	ベトナム国	百万ベトナムドン 702,535	ビューティケア ヒューマンヘルスケア	100.0	1	3	―	当社仕入商品の購入先及び当社製品の販売先	なし
Pilipinas Kao,Incorporated	フィリピン国	千フィリピンペソ 1,790,643	ケミカル	100.0	1	3	―	当社仕入商品、原料の購入先及び当社製品の販売先	なし
Kao Industrial (Thailand) Co.,Ltd.	タイ国	千バーツ 2,000,000	ビューティケア ヒューマンヘルスケア ファブリック&ホームケア ケミカル	100.0	―	3	―	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Commercial (Thailand) Co.,Ltd.	タイ国	千バーツ 2,000	ビューティケア ヒューマンヘルスケア ファブリック&ホームケア	※5 100.0 [100.0]	―	3	―	―	なし
Kao Soap (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 28,000	ビューティケア	100.0	―	2	―	当社仕入商品の購入先及び当社製品の販売先	なし
Fatty Chemical (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 120,000	ケミカル	※6 70.0 [70.0]	1	3	―	当社仕入商品及び原料の購入先	なし
Kao Plasticizer (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 16,000	ケミカル	※6 70.0 [70.0]	―	3	―	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Oleochemical (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 14,000	ケミカル	100.0	―	2	―	当社仕入商品の購入先	なし
Kao (Singapore) Private Limited	シンガポール国	千シンガポールドル 82,285	ビューティケア ヒューマンヘルスケア ファブリック&ホームケア ケミカル	100.0	―	3	―	当社製品の販売先	なし
P.T. Kao Indonesia	インドネシア国	百万ルピア 17,646	ビューティケア ヒューマンヘルスケア ファブリック&ホームケア	50.03	1	3	―	当社製品の販売先	なし
P.T. Kao Indonesia Chemicals	インドネシア国	百万ルピア 4,565	ケミカル	95.0	1	2	―	当社仕入商品の購入先及び当社製品の販売先	なし
KPSS Australia Pty.Ltd.	オーストラリア国	千オーストラリアドル 5,580	ビューティケア	※7 100.0 [100.0]	―	1	―	―	なし
Kao Brands Canada Inc.	カナダ国	千カナダドル 482	ビューティケア	※8 100.0 [100.0]	―	―	―	―	なし
KPSS Canada Inc.	カナダ国	千カナダドル 500	ビューティケア	※7 100.0 [100.0]	―	―	―	―	なし
Kao Brands Company	アメリカ合衆国	米ドル 1	ビューティケア	100.0	1	1	―	当社製品の販売先	なし
KPSS, Inc.	アメリカ合衆国	米ドル 1	ビューティケア	※7 100.0 [100.0]	―	1	738	―	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等 当社役員(名)	役員の兼任等 当社従業員(名)	資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
Kao America Inc.	アメリカ合衆国	千米ドル 3,200	米国における関係会社へのコーポレートサービス及び米国ケミカル事業の持株会社	100.0	1	1	－	－	なし
Kao Specialties Americas LLC	アメリカ合衆国	米ドル 1	ケミカル	※9 100.0 [100.0]	－	1	－	当社仕入商品の購入先及び当社製品の販売先	なし
Quimi-Kao, S.A. de C.V.	メキシコ国	千メキシコペソ 16,696	ケミカル	※10 100.0 [100.0]	－	2	－	当社製品の販売先	なし
※1 KPSS - Kao Professional Salon Services GmbH	ドイツ国	千ユーロ 109,421	ビューティケア	100.0	1	1	－	当社製品の販売先	なし
KPSS Deutschland GmbH	ドイツ国	千ユーロ 25	ビューティケア	※7 100.0 [100.0]	－	1	－	－	なし
Guhl Ikebana GmbH	ドイツ国	千ユーロ 5,112	ビューティケア	※8 90.0 [90.0]	－	－	－	－	なし
Kao Chemicals GmbH	ドイツ国	千ユーロ 9,100	ケミカル	※10 100.0 [100.0]	－	1	－	当社の原料の購入先及び当社製品の販売先	なし
Goldwell Nederland B.V.	オランダ国	千ユーロ 680	ビューティケア	※7 100.0 [100.0]	－	－	－	－	なし
Kao Brands Europe Limited	英国	千英ポンド 500	ビューティケア	※8 100.0 [100.0]	－	－	－	－	なし
KPSS (UK) Ltd.	英国	千英ポンド 1,300	ビューティケア	※7 100.0 [100.0]	－	－	－	－	なし
※1 Kao Prestige Limited	英国	千英ポンド 100,000	欧州を中心としたビューティケア事業統轄	100.0	1	3	14,649	－	なし
Molton Brown Limited	英国	千英ポンド 516	ビューティケア	※11 100.0 [100.0]	1	1	－	－	なし
KPSS AG	スイス国	千スイスフラン 1,750	ビューティケア	※7 100.0 [100.0]	－	－	－	－	なし
Kanebo Cosmetics (Europe) Ltd.	スイス国	千スイスフラン 8,000	ビューティケア	※2 100.0 [100.0]	－	－	－	－	なし
※1 Kao Chemicals Europe, S.L.	スペイン国	千ユーロ 104,034	欧州ケミカル事業統轄	100.0	1	2	－	－	なし
※1 Kao Corporation S.A.	スペイン国	千ユーロ 56,410	ケミカル	※10 100.0 [100.0]	－	2	－	当社の原料の購入先及び当社製品の販売先	なし

(注) ※１は、特定子会社であります。
※２は、㈱カネボウ化粧品が所有しております。
※３は、花王（中国）投資有限公司が10％所有しております。
※４は、花王（中国）投資有限公司が所有しております。
※５は、当社の100％子会社であるKao Holdings (Thailand) Co.,Ltd.が52.8％、花王（香港）有限公司が47.2％を所有しております。
※６は、Kao (Singapore) Private Limited が所有しております。
※７は、KPSS - Kao Professional Salon Services GmbHが所有しております。
※８は、Kao Brands Company が所有しております。
※９は、Kao America Inc. の100％子会社であるKao Chemicals Americas Corporation が所有しております。
※10は、Kao Chemicals Europe, S.L. が所有しております。

※11は、Kao Prestige Limited の100％子会社であるMolton Brown Group Limited が所有しております。

12 議決権の所有割合の［ ］内は、間接所有割合で内数であります。

13 上記以外に小規模な連結子会社が53社あり、連結子会社の数は合計102社となります。

※14 花王カスタマーマーケティング㈱及びカネボウ化粧品販売㈱につきましては、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10％を超えております。

当連結会計年度における主要な損益情報等

	花王カスタマーマーケティング㈱	カネボウ化粧品販売㈱
(1)売上高	632,528 百万円	184,187 百万円
(2)経常利益	6,668 百万円	907 百万円
(3)当期純利益	3,365 百万円	25 百万円
(4)純資産額	17,416 百万円	381 百万円
(5)総資産額	76,800 百万円	55,740 百万円

(3) 持分法適用関連会社

平成20年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(％)	関係内容 役員の兼任等 当社役員(名)	当社従業員(名)	資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
ニベア花王㈱	東京都中央区	百万円 200	ビューティケア	40.0	1	2	－	当社仕入商品の購入先及び当社製品の販売先	建物及び設備の賃貸
昭和興産㈱	東京都港区	百万円 550	ケミカル	20.8	1	－	－	当社仕入商品の購入先及び当社製品の販売先	なし

（注） 上記以外に小規模な持分法適用関連会社が７社あり、持分法適用関連会社の数は合計９社となります。

(4) その他の関係会社

該当ありません。

5 【従業員の状況】

(1) 連結会社の状況

平成20年３月31日現在

事業の種類別セグメントの名称	従業員数（人）
ビューティケア事業	21,410 (3,737)
ヒューマンヘルスケア事業	3,635 (418)
ファブリック＆ホームケア事業	3,712 (765)
コンシューマープロダクツ事業 計	28,757 (4,920)
ケミカル事業	2,983 (60)
全社（共通）	1,160 (70)
合　計	32,900 (5,050)

(注) 1．従業員数は就業人員（当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。）であります。( ) 内は臨時雇用者数の年間平均人員であり、外数で記載しております。

2．臨時雇用者は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

3．全社（共通）は、特定のセグメントに区分できない管理部門等の従業員数であります。

(2) 提出会社の状況

平成20年３月31日現在

従業員数（人）	平均年令（才）	平均勤続年数（年）	平均年間給与（千円）
5,742	42.2	20.2	7,946

(注) 1．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であります。

2．平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社の一部の事業所及び一部の連結子会社には、労働組合が組織されております。連結子会社のうち㈱カネボウ化粧品及びそのグループ会社には、カネボウ労働組合の組合員が在籍しております。カネボウ労働組合は、ＵＩゼンセン同盟に属しており、ユニオンショップ制となっております。

労働組合との間に特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当連結会計年度のわが国の経済は、個人消費が概ね横ばいに推移する中、企業収益の改善や輸出の拡大を背景に景気は緩やかな回復基調にありましたが、期末にかけて、原油や原材料の価格がさらに上昇し、外国為替市場では、円高・ドル安が進行したため、景気回復は足踏み状態に変わってきました。また、海外におきましても、米国でサブプライムローン問題を背景にした景気の減速リスクが高まりましたが、アジアでは中国をはじめとして、景気は堅調に推移しました。

コンシューマープロダクツ事業の市場は、国内において消費者購入単価が上昇に転じてきましたが、アジアでは、市場が拡大する一方で、引き続き市場競争が激しさを増しております。ケミカル事業の市場は、天然油脂・石油化学原料をはじめとする原料価格の上昇の影響を受けました。

このような市場環境の下、当社グループは、社会のしくみの根底に関わる変化、消費者の商品選択や購買の意識の変化、またこれらの変化に伴う流通の変化といった大きな動きに対応して、"消費者起点"に立った成長戦略をスピーディに力強く実践するために、昨年４月に事業推進体制を見直し４つの事業ユニットに改編し、また旧来の家庭用製品と化粧品（花王ソフィーナ）の両販売会社を統合しました。これにより、"よきモノづくり"の原点である商品開発力を一層強化するとともに、基幹ブランド強化のために、経営資源を集中して積極的な新製品投入、マーケティング・販売活動を行い、グローバルに"利益ある成長"の達成をめざし、商品の高付加価値化による市場の活性化を図ってきました。

以上の結果、当連結会計年度の売上高は、前連結会計年度に対して7.0％増加の1,318,513百万円となりました。

利益面では、営業利益は、前連結会計年度に対して3.8％減少の116,252百万円、経常利益は、5.0％減少の114,223百万円、当期純利益は、5.6％減少の66,561百万円となりました。

事業の種類別セグメントの業績

	売上高			営業利益		
	当連結会計年度(百万円)	前連結会計年度(百万円)	増減(百万円)	当連結会計年度(百万円)	前連結会計年度(百万円)	増減(百万円)
ビューティケア事業	627,914	584,284	43,630	27,283	29,842	△2,558
ヒューマンヘルスケア事業	191,299	183,607	7,692	13,155	11,811	1,344
ファブリック＆ホームケア事業	274,656	269,519	5,137	56,061	57,816	△1,755
コンシューマープロダクツ事業 計	1,093,871	1,037,411	56,459	96,500	99,470	△2,969
ケミカル事業	258,673	223,609	35,064	19,684	21,180	△1,495
小　　計	1,352,544	1,261,020	91,523	116,185	120,650	△4,465
消　去	△34,030	△29,212	△4,818	67	207	△140
合　計	1,318,513	1,231,808	86,705	116,252	120,858	△4,605

(注) 当連結会計年度において、事業の種類別セグメントを変更しているため、増減比較は、前連結会計年度を変更後の事業区分に組み替えて行っております（以下も同様であります。）。

コンシューマープロダクツ事業

売上高は、前連結会計年度に対して5.4％増加（為替の変動の影響を除く実質伸長率+4.3％）の1,093,871百万円となりました。国内では、市場の変化に対応した高付加価値商品の発売やブランドの拡張、家庭用製品と化粧品（花王ソフィーナ）の両販売会社を統合したことによる総合的な提案力の向上及びより効果的な店頭展開の実現などによる販売体制の強化によって、売上高は、前連結会計年度に対して4.5％増加の868,422百万円となりました。

アジアでは、新製品の寄与や流通との共同取り組みの強化など、日本を含めた一体運営推進の効果があらわれ、売上高は前連結会計年度に対して18.5％増加（為替の変動の影響を除く実質伸長率+11.3％）の85,362百万円となりました。

欧米では、市場競争の激化による影響を受けましたが、売上高は前連結会計年度に対して5.0％増加（為替の変動の影響を除く実質伸長率+0.2％）の156,213百万円となりました。

営業利益は、国内外で積極的な新製品の発売やコストダウンなどに取り組みましたが、原材料価格の上昇の影響を大きく受け、前連結会計年度を2,969百万円下回る96,500百万円となりました。

〔ビューティケア事業〕

ビューティケア事業の売上高は、前連結会計年度に対して7.5％増加の627,914百万円となりました。

営業利益は、販売数量の増加に伴う利益増加がありましたが、将来の成長のための戦略的投資を行ったことなどにより、前連結会計年度に比べて2,558百万円減少し、27,283百万円となりました。

国内の売上高は、前連結会計年度に対して7.8％増加の448,666百万円となりました。プレステージ化粧品は、市場が横ばいに推移する中、「ソフィーナ ボーテ」や、「カネボウ化粧品」から「デュウ スペリア」、「コフレドール」などを発売し、それぞれが順調なスタートを切りました。また、メイクアップラインを追加したデパート専用ブランドの「エスト」や、「カネボウ化粧品」の「エビータ」、百貨店専用の高級プレステージブランドの「インプレス」及びメイクシリーズの「ＫＡＴＥ」なども順調に推移しました。また、プレミアムスキンケア製品では、「ビオレ」や乾燥性敏感肌を考えた「キュレル」が、新製品及び改良品の発売により好調に推移しました。プレミアムヘアケア製品では、「セグレタ」の発売や「アジエンス」の改良などにより、売り上げを伸ばしました。

アジアの売り上げは、好調に推移しました。プレステージ化粧品では、中国において百貨店や高級薬局チャネルで積極的な事業拡大を行いました。また、プレミアムスキンケア製品では、アセアン地域で「ビオレ」の全身洗浄料の展開国を拡大し、プレミアムヘアケア製品では、台湾及び香港で「アジエンス」に新ラインを追加しました。

欧米の売り上げは、為替変動の影響を除くとほぼ横ばいに推移しました。プレステージ化粧品では、「モルトン・ブラウン」が英国市場を中心に好調に推移しました。プレミアムスキンケア製品では、「ジャーゲンズ」、「キュレル」などのブランドから新製品を発売しました。プレミアムヘアケア製品では、「ジョン・フリーダ」から新製品や改良品を発売し欧州で順調な伸びを示しましたが、米国では市場の競争激化の影響を受けて伸び悩みました。また、美容サロン向けでは、ほぼ横ばいに推移しました。

〔ヒューマンヘルスケア事業〕

ヒューマンヘルスケア事業の売上高は、前連結会計年度に対して4.2％増加の191,299百万円となりました。

営業利益は、販売数量の増加などにより、前連結会計年度に比べて1,344百万円増加し、13,155百万円となりました。

国内の売上高は、前連結会計年度に対して2.6％増加の174,466百万円となりました。フード＆ビバレッジ製品では、健康機能飲料「ヘルシア」から、渋みを抑えた「ヘルシア緑茶 まろやか」を発売し、新規顧客の開拓に努めましたが、飲料市場における消費者の嗜好の多様化もあり、売り上げは減少しました。サニタリー製品では、生理用品の「ロリエ スーパーガード」について、多い日でも安心して夜を過ごせることを訴求し、また、ベビー用紙おむつについては、より肌へのやさしさを訴求したマーケティング活動により、引き続き消費者のご支持を得て売り上げを伸ばしました。パーソナルヘルス製品では、オーラルケア製品の「薬用ピュオーラ」にカシスミント味を追加し、「サクセス 薬用シャンプー」にＷリンス成分配合の新製品を加え、また、蒸気で目を温める「めぐりズム 蒸気でホットアイマスク」を発売したことなどによって、売り上げは大幅に増加しました。

アジアでは、生理用品の「ロリエ」が、タイ、マレーシアや中国などの地域で好調に推移し、売り上げが拡大しました。

〔ファブリック＆ホームケア事業〕

ファブリック＆ホームケア事業の売上高は、前連結会計年度に対して1.9%増加の274,656百万円となりました。

営業利益は、販売数量の増加、商品の高付加価値化やコストダウン活動などを推進しましたが、原材料価格の上昇の影響を受け、前連結会計年度に比べて1,755百万円減少し、56,061百万円となりました。

国内の売上高は、前連結会計年度に比べて34百万円増加の、245,289百万円となりました。ファブリックケア製品では、少ない水で洗うことが多い最近の洗濯環境においても高い洗浄力を発揮する液体洗剤の「アタック バイオジェル」を発売し、市場の活性化に貢献しました。しかし、衣料用洗剤は、販売価格に下げ止まりの傾向が一部には見られるものの、引き続き激しい市場競争が続いており、また、贈答品市場が大きく縮小し、売り上げは前連結会計年度をやや下回りました。柔軟仕上げ剤では、「フローラルハミング」に着ているときまで香りが続く２種類の香りの新製品を追加し、売り上げが伸長しました。ホームケア製品では、食器洗い乾燥機専用洗剤の「キュキュットパワージェル」や、衣類・布製品・空間用消臭剤「リセッシュ 除菌ＥＸ」などの高付加価値商品を発売し、売り上げが伸長しました。

アジアでは、タイで、引き続き好調に推移している衣料用洗剤の「アタック イージー」に加え、柔軟効果のある「アタック ソフトプラス」を発売しました。さらに、昨年12月にはインドネシアにおいても「アタック イージー」を発売しました。また、中国では、従来から展開していた地域において、柔軟効果を加えた「アタック ソフナーイン」を発売するとともに、北京などの華北地区においても「アタック」シリーズの販売を開始しました。これらにより、売り上げが伸長しました。

ケミカル事業

ケミカル事業の売上高は、前連結会計年度に対して15.7%増加（為替の変動の影響を除く実質伸長率＋11.9%）の258,673百万円となりました。

営業利益は、原料価格の上昇の影響を受け、油脂製品や機能材料製品における販売価格の改定やコストダウンなどに一層努めましたが、前連結会計年度に比べて1,495百万円減少し、19,684百万円となりました。

国内の売上高は、前連結会計年度に対して10.6%増加の129,384百万円となりました。油脂製品では、油脂アルコールや三級アミンが好調に推移しました。機能材料製品では、プラスチック用添加剤が売り上げを伸ばしました。スペシャルティケミカルズ製品では、電子部品用洗浄剤が対象業界の在庫調整の影響を受けましたが、ハードディスク用研磨剤やインクジェットプリンターインク用色材が伸長しました。

アジアの売上高は、前連結会計年度に対して34.7%増加（為替の変動の影響を除く実質伸長率＋27.1%）の75,188百万円となりました。油脂アルコールは、需要の拡大に対応したフィリピンでの生産設備の増強により販売数量を伸ばすとともに、販売価格の改定に努めたことにより、売り上げが大幅に伸長しました。

欧米の売上高は、前連結会計年度に対して19.2%増加（為替の変動の影響を除く実質伸長率＋11.5%）の98,823百万円となりました。油脂アルコール、三級アミン及びトナー・トナーバインダーが好調に推移しました。

所在地別セグメントの業績

	売上高			営業利益		
	当連結会計年度(百万円)	前連結会計年度(百万円)	増減(百万円)	当連結会計年度(百万円)	前連結会計年度(百万円)	増減(百万円)
日　本	968,594	924,196	44,398	98,360	102,222	△3,862
アジア	158,295	125,989	32,305	1,079	2,567	△1,487
米　州	111,016	106,730	4,285	6,846	7,754	△907
欧　州	154,647	135,917	18,729	9,016	8,687	328
小 計	1,392,554	1,292,834	99,719	115,303	121,232	△5,928
消 去	△74,040	△61,026	△13,014	949	△374	1,323
合 計	1,318,513	1,231,808	86,705	116,252	120,858	△4,605

(イ) 日本

国内の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して4.8％増加の968,594百万円となりました。市場の変化に対応した高付加価値製品の積極的な投入、販売体制の強化などにより伸長しました。営業利益は、販売数量の増加やコストダウン活動などに努めましたが、原材料価格の上昇の影響を受けたこともあり、前連結会計年度に対して3.8％減少の98,360百万円となりました。

(ロ) アジア

アジア地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して25.6％増加（為替の変動の影響を除く実質伸長率＋18.2％）の158,295百万円となりました。コンシューマープロダクツ事業において、日本を含めた一体運営の効果があらわれ、ケミカル事業においては、需要の拡大に対応したフィリピンでの油脂アルコール生産設備増強により、販売数量を伸ばしました。営業利益は、コンシューマープロダクツ事業における戦略的なマーケティング費用の投入や、ケミカル事業において、マレーシア及びフィリピンで製造している油脂アルコールが原料価格上昇の影響を受けたこともあり、前連結会計年度に比べて1,487百万円減少し、1,079百万円となりました。

(ハ) 米州

米州地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して4.0％増加（為替の変動の影響を除く実質伸長率＋2.8％）の111,016百万円となりました。ビューティケア事業において、プレミアムスキンケア製品の新製品の発売がありましたが、プレミアムヘアケア製品では、市場の競争激化の影響を受けて伸び悩みました。ケミカル事業においては、油脂アルコール、三級アミン、トナー・トナーバインダーなどの売り上げが好調に推移しました。営業利益は、前連結会計年度に対して11.7％減少の6,846百万円となりました。

(ニ) 欧州

欧州地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して13.8％増加（為替の変動の影響を除く実質伸長率＋4.1％）の154,647百万円となりました。ビューティケア事業において、「モルトン・ブラウン」が、英国市場を中心に好調に推移し、プレミアムヘアケア製品では、「ジョン・フリーダ」から新製品や改良品を発売し、順調な伸びを示しました。ケミカル事業においては、油脂アルコールや三級アミンの売り上げが好調に推移しました。営業利益は、ケミカル事業が堅調に推移したことなどにより、前連結会計年度に対して3.8％増加の9,016百万円となりました。

(2) キャッシュ・フロー

当連結会計年度における現金及び現金同等物（以下「資金」という。）の残高は、前連結会計年度末に比べて24,482百万円増加し、112,636百万円となりました。

営業活動によって得られた資金は、前連結会計年度に比べて15,344百万円多い180,322百万円となりました。

投資活動に使用された資金は、前連結会計年度に比べて10,837百万円少ない52,389百万円となりました。

財務活動に使用された資金は、前連結会計年度に比べて18,156百万円多い101,822百万円となりました。

なお、キャッシュ・フローの詳細は、「7　財政状態及び経営成績の分析 (2) 財政状態の分析 ②キャッシュ・フローの状況」に記載しております。

2【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称		当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日) (百万円)	前期比（%）
	ビューティケア事業	454,432	+7.2
	ヒューマンヘルスケア事業	159,197	+7.1
	ファブリック＆ホームケア事業	261,950	+1.2
コンシューマープロダクツ事業 計		875,581	+5.3
ケミカル事業		232,187	+18.6
小　計		1,107,768	+7.8
消　去		△35,030	－
合　計		1,072,738	+7.6

(注) 1．金額は売価換算値で表示しております。

2．上記の金額には、消費税等は含まれておりません。

3．連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当連結会計年度の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称			当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日) (百万円)	前期比（%）
		ビューティケア事業	448,666	+7.8
		ヒューマンヘルスケア事業	174,466	+2.6
		ファブリック＆ホームケア事業	245,289	+0.0
	日本計		868,422	+4.5
	アジア		85,362	+18.5
	欧米		156,213	+5.0
	内部売上消去等		△16,126	－
コンシューマープロダクツ事業 計			1,093,871	+5.4
	日本		129,384	+10.6
	アジア		75,188	+34.7
	欧米		98,823	+19.2
	内部売上消去等		△44,723	－
ケミカル事業 計			258,673	+15.7
小　計			1,352,544	+7.3
消　去			△34,030	－
連結売上高			1,318,513	+7.0

(注) 上記の金額には、消費税等は含まれておりません。

3【対処すべき課題】

天然油脂や原油の価格上昇の影響を受けた原材料価格の大幅な上昇、国内市場の成熟化による成長率の鈍化などにより、事業環境は厳しい状況が続いています。

こうした中で、当社グループは、「商品の高付加価値化による"利益ある成長"の達成」を図るために、

(1) 消費者の価値観や商品ニーズの変化への対応として"機能価値"に加えて"情緒価値"を高めた高付加価値商品の創造・提供に努めてまいります。

(2) 基礎技術研究及び商品開発研究など研究開発面での一層の充実を図ります。

(3) グローバルな成長、特にアジアでの成長を加速するために、コンシューマープロダクツ事業分野における日本を含めたアジア一体運営をさらに推進してまいります。

厳しい環境の中にあっても、当社グループの原点である"消費者起点"に立った"よきモノづくり"を通して、"お客さまと共に感動する会社"をめざしながら"利益ある成長"を実現し、企業価値のさらなる増大を図ってまいります。

また、こうした企業活動の根底をなす企業理念として、当社の企業文化、企業精神を明示化した「花王ウェイ」を、当社グループ全員で共有し、実践しております。さらに、企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）の視点に立って、高い倫理性に基づいた誠実な行動に努めるとともに、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に貢献してまいります。

4【事業等のリスク】

企業が事業を遂行している限り、さまざまなリスクが伴います。当社グループにおいては、リスクの発生を防止、分散、あるいはリスクヘッジすることによりリスクの合理的な軽減を図っております。しかし、以下のような予想を超える事態等が生じた場合には、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。なお、文中における将来に関する事項は、有価証券報告書提出日（平成20年６月27日）現在において当社が判断したものであります。

(1) 品質管理につきましては、当社グループは顧客の視点に立ち、関連法規の遵守並びに自主的に設定した厳しい基準に従って設計、製造を行っております。発売前の開発段階では、徹底的に試験、調査研究を行い、安全性を確認しております。また発売後には、消費者相談窓口を通じて、商品への意見、要望などをくみ上げ、さらなる品質向上に努めております。しかしながら、予想を超える重大な品質トラブルが発生した場合には、当該ブランドの問題だけではなく、当社グループの商品全体の評価にも重大な影響を与え、売り上げの低下によって、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 大規模地震の発生につきましては、日本各地で発生する可能性が高いと言われております。当社グループは、国内全ての生産工場及び主要な事業拠点を対象に耐震診断の実施、耐震補強工事の実施、緊急事態を想定した防災訓練の実施、及び社員の安否確認システムの構築を行い、事業継続計画（ＢＣＰ）の策定を進めてきております。しかしながら、予想を超える大規模地震が発生した場合には、これらの対策を実施したにもかかわらず、原材料の確保、生産の継続、商品の市場への供給などに支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。また、生産工場の爆発・火災事故、原材料購入先のトラブル、海外におけるテロ、政変、暴動等の原因により、同様に生産の継続、原材料の確保、商品の市場への供給に支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。

(3) 外国通貨建ての取引については為替相場の変動による影響を受けますが、外貨預金口座を通じての決済、為替予約取引や通貨スワップ取引などにより為替変動リスクをヘッジすることにしており、経営成績に与える影響を軽減しております。なお、投機的なデリバティブ取引は行っておりません。しかしながら、在外連結子会社の売上、費用、資産を含む現地通貨建ての項目は、連結財務諸表の作成において円換算するため、換算時の為替レートが予想を超えて大幅に変動した場合には、円換算後の価値も大幅に変動し、当社グループの経営成績及び財政状態が影響を受けます。

(4) 当社グループの製品の原材料である天然油脂原料や石油関連の原材料などは、地政学的リスクや需給バランス、天候不順、為替レートの変動などに伴い市況価格が変動します。当社グループは原材料価格の上昇に対して、原価低減や売価への転嫁などの施策を図り、その影響を軽減しております。しかしながら、予想を超えて市況価格に変動が生じた場合、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(5) 環境対応につきましては、当社グループは原料調達から、生産、流通、消費、廃棄を含めた商品のライフサイクルを通じて、環境負荷が少ない商品の開発に注力しております。また、環境汚染物質排出の低減、廃棄物の適正処理、化学物質規制への対応、温室効果ガス排出の低減、省エネルギーなどさまざまな環境規制に対応しており、現行の規制が当社グループの経営成績や財政状態に悪影響を与えることはないと考えています。しかしながら、現行の規制の変更や新たな規制等が追加された場合には、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

合弁事業契約

国名	契約先	合弁会社名称	出資比率	契約日
マレーシア	IOI Oleochemical Industries Berhad	Fatty Chemical(Malaysia) Sdn. Bhd.	70.0％	昭和63年２月29日

(注) 出資比率は、間接出資比率であり、Kao (Singapore) Private Limited（当社100％出資）が出資しております。

6 【研究開発活動】

当社グループ（当社及び連結子会社）は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献するため、積極的な研究開発活動を行っております。

平成19年４月の事業推進体制の改編に際して、研究開発部門においてもコンシューマープロダクツ事業としてのビューティケア事業ユニット、ヒューマンヘルスケア事業ユニット及びファブリック＆ホームケア事業ユニットと、ケミカル事業ユニットの４事業ユニットに即した組織改編を行いました。基盤研究を一層深める中で、４つの事業ユニットとのマトリックス運営をより有機的に行い、付加価値の高い商品をスピーディに創り出していく仕組みをつくりました。また、海外の研究所とも密接に連携を取りながら一体運営しております。

グループ全体で、約2,300名が研究開発業務に携わっております。

当連結会計年度におけるグループ全体の研究開発費は、45,070百万円（売上高比3.4％）であり、主な成果は、下記のとおりであります。

コンシューマープロダクツ事業

〔ビューティケア事業〕

長年培ってきた皮膚科学研究、素材開発研究、製剤化研究の更なる深化及び展開を進めております。

プレステージ化粧品では、「カネボウ化粧品」と「花王ソフィーナ」は、研究開発力・商品開発力において、シナジー効果の発揮を図っています。「カネボウ化粧品」では、健康で美しい肌を保つために独自の複合保湿成分を配合するとともに、“チューベロースエキス”を用いて独特の高保湿実感を実現したエイジングスキンケアシリーズ「デュウ スペリア」を新発売しました。また、新メイク統合ブランド「コフレドール」の第一弾として、新・高輝度素材 “透明パール”により吸い込まれるような奥行きのある透明立体効果を実現した「コフレドール フルスタイリングルージュ」、「コフレドール ３Ｄライティングアイズ」を中心としたポイントメイクアイテムを新発売しました。「花王ソフィーナ」では、ショウキョウエキス・ユズエキス・ユーカリエキス（保湿成分）を配合し、独自の浸透をコントロールする技術により、浸透しにくい角層の最深部まで届けて効かせるスキンケアシリーズ「ソフィーナ ボーテ」を新発売しました。また、肌画像の光学的解析から、加齢した肌と化粧くずれをした肌は極めて似た状態であることを見出し、テカリやよれなどの化粧くずれがしにくく、若く見える肌の仕上がりが続く「ファインフィット ベースファンデーションＵＶ ロングキープリキッド」、「ファインフィット パウダーファンデーションＵＶ ロングキープ」を新発売しました。プレミアムスキンケア製品では、「ビオレｕ」から、保湿セラミド－α、ワセリン、アロエエキス（保湿成分）配合で高い保湿力なのにベタつかない、肌にやさしい弱酸性のスキンケア乳液「ビオレｕ 家族みんなのうるおいミルク」を新発売しました。プレミアムヘアケア製品では、年齢とともに変化する髪の悩みのひとつである艶の低下は、加齢とともに増える毛髪のうねりが原因であることを明らかにし、細胞レベルのアプローチでうねりを緩和して艶を向上する技術を開発、いつまでも美しくあり続けたいと願う大人の女性のための新ヘアケアブランド「セグレタ」（シャンプー・コンディショナー・トリートメント・スカルプエッセンス・ヘアエステ・ヘアアニマルジョン）を新発売しました。また、黒髪用ヘアカラーシリーズの「プリティア」から、染めにくい後ろの髪も、手でもみこむだけで泡が広がって、面倒な髪のブロッキングなしでムラなくきれいに仕上がる、泡で染めるヘアカラー「プリティア ふんわり泡カラー」を新発売しました。

アジアでは、「アジエンス」から、さっぱりと軽やかに洗い上げ、さらさらの髪に仕上げる新しいタイプの「アジエンス モイスチュア バランス」（シャンプー・コンディショナー）を台湾、香港で新発売しました。
欧米では、自然な輝きのある小麦色の肌を実現する「ナチュラル グロー」シリーズから、肌の引き締め効果を加えた「ナチュラル グロー ファーミング デイリーモイスチュアライザー」、紫外線吸収剤を配合して日やけ止め効果を加えた「ナチュラル グロー フェイス デイリーモイスチュアライザー ＳＰＦ２０」を新発売しました。
当事業に係る研究開発費は、19,083百万円であります。

〔ヒューマンヘルスケア事業〕
フード＆ビバレッジ製品では、「ヘルシア緑茶」から、渋味を抑えて茶葉のまろやかな甘みを引き出し、どんな食事と一緒でも美味しく飲んでいただける新風味の特定保健用食品「ヘルシア緑茶 まろやか」を新発売しました。パーソナルヘルス製品では、ほどよい蒸気を含んだ約40℃の温熱が働き続けた目を気持ちよく温めるアイマスク「めぐりズム 蒸気でホットアイマスク」を新発売しました。また、炭酸ガスが溶け込みやすい油性成分（基剤）を配合し、炭酸ガスが湯に濃厚に溶け込み（当社「バブ　ゆずの香り」と比較した場合）、温浴効果を高めて血行を促進し、冷え症・疲れ・肩こりを緩和する「バブ 濃厚炭酸湯」を新発売しました。さらに、歯のすき間で瞬時に細かくくだける"ミクロクラッシュ顆粒"を開発し、当社従来品と比較してむし歯など口内疾患の主原因である歯垢の除去力をより高めた「薬用クリアクリーン」を改良新発売しました。サニタリー製品では、高齢者の衣服の着脱に注目し、おむつをはく際の筋力の負担や重心のブレを測定する等の研究により、はきやすさを科学的に解析し、"上げ下げしやすく、ふらつきにくい"パンツタイプの大人用紙おむつ「リリーフ 抗菌消臭やわらかラク伸びパンツ」を開発しました。
アジアでは、「ロリエ ソフトケア」シリーズから、「スーパーマキシ ウイング付き」をインドネシアで新発売しました。
当事業に係る研究開発費は、10,002百万円であります。

〔ファブリック＆ホームケア事業〕
ファブリックケア製品では、衣料用洗剤「アタック」シリーズから、少ない水で洗うことが多い最近の洗濯環境に対応し、独自に開発した液体用高活性バイオ酵素が繊維に素早く浸透し、汚れやニオイを元から除去、くすみのない本来の白さに洗いあげる高洗浄力の液体洗剤「アタック バイオジェル」を新発売しました。また、香りの柔軟剤「フローラルハミング」から、持続性の高い香り成分を配合することで、着ている時まで香りが続く柔軟剤「フローラルハミング オリエンタルローズの香り」と「フローラルハミング 南国リゾートの香り」を新発売しました。ホームケア製品では、素早く溶けて汚れに浸透し、ダブル酵素の働きでごはん・卵などのこびりつき汚れもスッキリおとすジェルタイプの食器洗い乾燥機専用洗剤「キュキュット パワージェル」を新発売しました。
アジアでは、柔軟成分配合でやわらかく洗い上げる衣料用洗剤「アタック ソフトプラス」をタイと中国で新発売しました。また、"手洗い時にすべり感を付与し、手洗いが楽に行える"という新しい特長を加えた衣料用洗剤「アタック イージー」を、平成18年のタイに引き続きインドネシアで新発売しました。
当事業に係る研究開発費は、7,409百万円であります。

ケミカル事業
油脂科学、界面科学、高分子科学等における研究開発の成果をさらに深化させ、グローバルに産業界の発展に寄与するケミカル事業製品の研究開発を行っております。
油脂製品では、油脂アルコールにおいて独自の触媒・プロセス技術の開発を進めております。また、機能材料製品では、コンクリート用高性能減水剤やプラスチック用添加剤の研究開発を進めております。さらに、スペシャルティケミカルズ製品では、顧客のニーズにマッチした、高性能ポリエステル系トナーやインクジェットプリンターインク用色材及びハードディスク用研磨剤、優れた特性をもつ電子部品用洗浄剤などの研究開発をさらに進めました。このうち、トナー製造法において新しい分散技術と粒子の表面改質技術を開発し、カラーレーザービームプリンター用の高速印刷・高画質化・色再現（色彩や濃度）安定性を向上させた微粒子（粒径約５μｍ／従来品は約８μｍ）のＭＣトナー（Mechano-Chemical Toner）の開発に成功し、ユーザーの方々にご紹介及び販売を開始しました。
当事業に係る研究開発費は、8,574百万円であります。

7 【財政状態及び経営成績の分析】

(1) 経営成績の分析

① 売上高及び営業利益

売上高は、前連結会計年度に対して7.0％、86,705百万円増加し、1,318,513百万円となりました。海外売上高の為替変動の影響（対前連結会計年度＋20,211百万円）を除いた実質的な伸長率は5.4％でした。

国内事業の売り上げは、4.8％の伸びとなりました。コンシューマープロダクツ事業の市場は、消費者購入単価が上昇に転じてきており、市場の変化に対応した高付加価値商品の積極的投入やブランドの拡張、家庭用製品と化粧品（花王ソフィーナ）の両販売会社を統合したことによる総合的な提案力の向上及びより効率的な店頭展開の実現などによる販売体制の強化などにより、売り上げを拡大しました。ケミカル事業では、主力製品の伸長により堅調に推移しました。海外事業の売り上げは、アジアのコンシューマープロダクツ事業において、新製品の寄与や流通との共同取り組みの強化など日本を含めた一体運営推進の効果があらわれ、欧州のコンシューマープロダクツ事業も堅調に推移し、また、ケミカル事業も順調に推移したことで、15.0％の伸びとなりました。（為替変動の影響を除いた実質的な伸長率は＋8.5％）

売上原価は、前連結会計年度に対して10.1％、50,881百万円増加し、554,153百万円となりました。売上数量の伸びによる増加のほかに、天然油脂や石油化学原料を中心とした原材料価格が上昇したことなどで増加しましたが、コストダウン活動を一層推進しました。この結果、売上総利益は、前連結会計年度に対して4.9％、35,823百万円増加の764,360百万円となりました。

販売費及び一般管理費は、前連結会計年度に対して6.7％、40,429百万円増加し、648,107百万円となりました。
主な要因は、戦略的なマーケティング費用の投下、売上数量の伸びや燃料費の上昇に伴う荷造発送費の増加、及びカネボウ化粧品の連結対象期間が、前連結会計年度より１ヶ月増加した影響であります。

以上の結果、営業利益は、前連結会計年度の120,858百万円に対して3.8％減少の116,252百万円となりました。

② 営業外損益及び経常利益

営業外損益は、前連結会計年度の681百万円の損失（純額）から、2,028百万円の損失（純額）となりました。これは、借入金や社債の支払利息が増加したことと、為替差損益が、差益から差損に転じたことが主な要因です。

この結果、経常利益は、前連結会計年度に対して5.0％減少の114,223百万円となりました。

③ 特別損益及び税金等調整前当期純利益

特別損益は、前連結会計年度の3,049百万円の損失（純額）に対し、3,826百万円の損失（純額）となりました。
主に、固定資産の除売却損を計上したことによるものです。

その結果、税金等調整前当期純利益は、前連結会計年度に対して5.7％減少の110,397百万円となりました。

④ 法人税等（法人税等調整額を含む。）

法人税等は、前連結会計年度の45,122百万円から、当連結会計年度は42,769百万円となりました。税効果会計適用後の法人税等の負担率は、前連結会計年度の38.5％から38.7％とほぼ横ばいに推移しました。

⑤ 当期純利益

当期純利益は、前連結会計年度の70,527百万円から5.6％減少の66,561百万円となりました。１株当たり当期純利益は、当期純利益の減少により、前連結会計年度に比べて6.88円減少し122.53円となりました。

なお、事業の種類別及び所在地別セグメントの売上高と営業利益の概況については、「１ 業績等の概要 (1) 業績」に記載しております。

(2) 財政状態の分析

① 資産、負債及び資本の状況

総資産は、前連結会計年度末に比べて15,195百万円減少して、1,232,601百万円となりました。主な増加は、事業拡大及び原材料価格上昇によるたな卸資産の増加13,474百万円や、有価証券の増加18,711百万円であり、主な減少は、減価償却に伴う無形固定資産の減少41,382百万円であります。

負債合計は、前連結会計年度末に比べて25,154百万円減少し、647,891百万円となりました。主な増加は、未払法人税等の増加17,670百万円であり、主な減少は、長期借入金の一部返済による減少42,009百万円であります。

なお、借入金と社債の当連結会計年度末残高は、313,638百万円となりました。

純資産は、前連結会計年度末に比べ9,958百万円増加の584,709百万円となりました。主な増加は、当期純利益66,561百万円であり、主な減少は、剰余金の配当金の支払い28,892百万円並びに自己株式の市場買付を行ったことなどによる自己株式の増加29,128百万円など、株主還元を行ったことによるものであります。

この結果、1株当たり純資産額は、前連結会計年度末に比べて35.01円増加し、1,070.67円となり、自己資本比率は、45.2％から46.6％に上昇しました。

② キャッシュ・フローの状況

当連結会計年度における現金及び現金同等物（以下「資金」という。）は、営業活動によって得られた資金が順調に推移し、有形固定資産の取得による支出並びに長期借入金の一部返済や自己株式の取得による支出がありましたが、前連結会計年度末に比べて24,482百万円増加し、当連結会計年度末には112,636百万円となりました。

（営業活動によるキャッシュ・フロー）

当連結会計年度において営業活動によって得られた資金は、180,322百万円（前連結会計年度は164,977百万円）となりました。税金等調整前当期純利益は110,397百万円（同117,127百万円）と順調に推移し、減価償却費は93,444百万円（同92,171百万円）となりました。一方、法人税等の支払いが29,969百万円（前連結会計年度は42,269百万円）であったほか、たな卸資産の増加13,177百万円（同3,189百万円の増加）、退職給付引当金の増加1,106百万円（同1,219百万円の増加）、前払年金費用の減少5,984百万円（同10,163百万円の増加）などがありました。

（投資活動によるキャッシュ・フロー）

当連結会計年度において投資活動に使用された資金は、52,389百万円（前連結会計年度は63,227百万円）となりました。これは主に国内外での新製品及び改良品の対応や生産能力の増強に伴う設備投資など有形固定資産の取得による支出38,146百万円（同49,588百万円）であります。

（財務活動によるキャッシュ・フロー）

当連結会計年度において財務活動に使用された資金は、101,822百万円（前連結会計年度は、83,665百万円）となりました。長期借入金の一部返済による支出42,034百万円（同38,228百万円）、少数株主を含めた配当金の支払い29,695百万円（同29,146百万円）と自己株式の市場買付等による取得30,958百万円（同1,085百万円）が主なものであります。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資等の金額（有形固定資産のほか、無形固定資産、長期前払費用、繰延資産への投資を含む。金額には消費税等を含まない。）は、49,044百万円であり、事業の種類別セグメントごとの内訳は次のとおりであります。

事業の種類別セグメントの名称		金額（百万円）
	ビューティケア事業	18,478
	ヒューマンヘルスケア事業	7,816
	ファブリック＆ホームケア事業	8,394
コンシューマープロダクツ事業 計		34,690
ケミカル事業		14,354
合　計		49,044

コンシューマープロダクツ事業では、国内で、新製品及び改良品の対応や生産能力の増強、環境・省エネルギー対策、物流拠点の整備及び情報システムの再構築などを行い、海外で、新製品及び改良品の対応や生産能力の増強などを行いました。

ケミカル事業では、事業拡大に対応するための生産能力の増強、一層のグローバル展開や環境・省エネルギー対策のための投資を行いました。

なお、上記の所要資金は、自己資金を充当しております。

2 【主要な設備の状況】

当社グループの主要な設備の当連結会計年度末における状況は、次のとおりであります。

(1) 提出会社

平成20年３月31日現在

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数 (人)
			建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
和歌山工場・研究所 (和歌山県和歌山市)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業 ケミカル事業	生産設備 研究開発設備	14,114	20,606	778 (513)	2,036	37,535	1,573 [15]
東京工場・研究所・すみだ事業場 (東京都墨田区)	ビューティケア事業 ヒューマンヘルスケア事業 ケミカル事業	生産設備 研究開発設備 その他設備	8,550	1,641	375 (43)	1,359	11,926	1,632 [50]
酒田工場 (山形県酒田市)	ビューティケア事業 ヒューマンヘルスケア事業	生産設備	970	1,365	503 (155)	128	2,968	128 [4]
川崎工場 (神奈川県川崎市川崎区)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	生産設備	5,540	6,538	7,725 (100)	455	20,260	252 [4]
栃木工場・研究所 (栃木県芳賀郡市貝町)	ヒューマンヘルスケア事業 ファブリック＆ホームケア事業 ケミカル事業	生産設備 研究開発設備	6,229	3,937	2,142 (246)	2,194	14,504	916 [19]
鹿島工場 (茨城県神栖市)	ヒューマンヘルスケア事業 ファブリック＆ホームケア事業 ケミカル事業	生産設備	7,038	6,967	6,506 (357)	1,316	21,828	309 [1]
豊橋工場 (愛知県豊橋市)	ビューティケア事業 ヒューマンヘルスケア事業	生産設備	1,277	1,762	6,280 (313)	486	9,806	104 [3]
愛媛サニタリープロダクツ㈱への貸与資産 (愛媛県西条市)	ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	生産設備	1,473	2,827	962 (47)	408	5,671	－ [－]
川崎ロジスティクスセンター (神奈川県川崎市川崎区)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	物流設備	595	140	2,903 (26)	5	3,644	2 [－]
岩槻ロジスティクスセンター (埼玉県さいたま市岩槻区)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	物流設備	475	154	1,278 (17)	4	1,912	2 [－]
堺ロジスティクスセンター (大阪府堺市)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	物流設備	1,752	291	1,931 (36)	5	3,980	4 [－]

(2) 国内子会社

平成20年３月31日現在

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数(人)
				建物及び構築物(百万円)	機械装置及び運搬具(百万円)	土地(百万円)(面積千㎡)	その他(百万円)	合計(百万円)	
花王カスタマーマーケティング㈱	本店ほか7リージョン(東京都中央区ほか)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック&ホームケア事業	販売設備	3,875	1	13,075 (189) [2]	1,445	18,397	4,833 [2,408]
愛媛サニタリープロダクツ㈱	本社工場(愛媛県西条市)	ヒューマンヘルスケア事業 ファブリック&ホームケア事業	生産設備	―	―	― (―) [47]	―	―	249 [29]
㈱カネボウ化粧品	小田原工場(神奈川県小田原市)	ビューティケア事業	生産設備	3,316	1,964	4,506 (61)	297	10,084	578 [82]
花王クエーカー㈱	豊橋工場(愛知県豊橋市)	ケミカル事業	生産設備	157	68	― (―) [28]	20	246	― [―]

(3) 在外子会社

平成20年3月31日現在

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数(人)
				建物及び構築物(百万円)	機械装置及び運搬具(百万円)	土地(百万円)(面積千㎡)	その他(百万円)	合計(百万円)	
上海花王有限公司	上海工場(中華人民共和国 上海)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック&ホームケア事業	生産設備	1,100	2,090	― (―) [134]	155	3,346	249 [―]
Kao (Taiwan) Corporation	新竹工場・研究所(台湾 新竹)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック&ホームケア事業	生産設備 研究開発設備	474	579	123 (58)	77	1,255	201 [―]
Pilipinas Kao, Incorporated	ハサーン工場(フィリピン国 ミサミスオリエンタル)	ケミカル事業	生産設備	108	10,058	― (―) [371]	2,216	12,382	154 [―]
Kao Industrial (Thailand) Co.,Ltd.	タイ工場(タイ国 チョンブリ)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック&ホームケア事業 ケミカル事業	生産設備 研究開発設備	4,647	6,148	1,067 (158)	1,146	13,010	507 [―]
Fatty Chemical (Malaysia) Sdn.Bhd.	本社工場(マレーシア国 ペナン)	ケミカル事業	生産設備	2,668	4,499	― (―) [105]	336	7,503	216 [2]
P.T. Kao Indonesia	本社工場(インドネシア国 チカラン)	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック&ホームケア事業	生産設備	639	1,428	121 (―) [97]	126	2,315	382 [―]

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数 (人)
				建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
Kao Brands Company	本社工場・研究所 (米国オハイオ州 シンシナティ)	ビューティケア事業	生産設備 研究開発設備	1,681	3,132	31 (33)	167	5,013	425 [24]
Kao Chemicals Americas Corporation	本社工場 (米国ノースカロライナ州 ハイポイント)	ケミカル事業	生産設備 研究開発設備	1,921	2,215	174 (232)	350	4,661	158 [—]
Kao Chemicals GmbH	本社工場 (ドイツ国 エメリッヒ)	ケミカル事業	生産設備	854	5,633	194 (72)	380	7,063	177 [23]
Kao Corporation S.A	オレッサ工場 (スペイン国 バルセロナ)	ケミカル事業	生産設備	4,062	2,011	389 (139)	326	6,789	118 [3]
Kao Corporation S.A	モレ工場 (スペイン国 バルセロナ)	ケミカル事業	生産設備	1,724	1,597	157 (67)	102	3,581	91 [6]

(注) 1．帳簿価額のうち「その他」は、工具、器具及び備品と建設仮勘定であります。
2．従業員数の[ ]は、臨時従業員数を外書しております。
3．花王カスタマーマーケティング㈱は土地及び建物等を賃借しており、賃借料は年間で1,740百万円であります。土地の面積については、[ ]で外書しております。
貸与中の土地387百万円（６千㎡）、建物及び構築物63百万円を含んでおります。
4．提出会社は、愛媛サニタリープロダクツ㈱に、土地を含め、製造に必要なすべての設備を貸与しております。貸与中の土地については、愛媛サニタリープロダクツ㈱の土地の面積にも、[ ]で外書しております。
5．提出会社の豊橋工場の土地には、花王クエーカー㈱豊橋工場に貸与中の土地28千㎡を含んでおります。花王クエーカー㈱豊橋工場の土地の面積に、[ ]で外書しております。
6．提出会社の豊橋工場の従業員数には、花王クエーカー㈱豊橋工場の生産に従事している４名を含んでおります。
7．上海花王有限公司は土地を賃借しており、賃借料は年額18百万円であります。土地の面積については、[ ]で外書しております。
8．Pilipinas Kao,Incorporatedは土地をMisamis Oriental Land Development Corporation（関連会社）より賃借しており、賃借料は年額３百万円であります。土地の面積については、[ ]で外書しております。
9．Fatty Chemical (Malaysia) Sdn.Bhd.は土地を賃借しており、賃借料は年額５百万円であります。土地の面積については、[ ]で外書しております。
10．Kao Chemicals Americas Corporationには、同一事業所内にある同社の子会社であるHigh Point Textile Auxiliaries LLCとKao Specialties Americas LLC及びKao America Inc.の子会社であるHPC Realty,Inc.が含まれております。

3【設備の新設、除却等の計画】

当連結会計年度末現在における重要な設備の新設、拡充の計画は以下のとおりであります。

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	投資予定金額		資金調達方法	着手及び完了予定年月		完成後の増加能力
				総額 (百万円)	既支払額 (百万円)		着手	完了	
当社和歌山工場ほか	和歌山県和歌山市ほか	ビューティケア事業	生産設備増強及び合理化	1,064	20	自己資金	平成19年11月	平成21年12月	—
当社栃木工場ほか	栃木県芳賀郡市貝町ほか	ヒューマンヘルスケア事業	生産設備増強及び合理化	2,404	429	自己資金	平成19年４月	平成21年９月	—
当社和歌山工場ほか	和歌山県和歌山市ほか	ファブリック＆ホームケア事業	生産設備増強及び合理化	2,787	95	自己資金	平成19年４月	平成21年３月	—

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	投資予定金額		資金調達方法	着手及び完了予定年月		完成後の増加能力
				総額 (百万円)	既支払額 (百万円)		着手	完了	
当社和歌山工場ほか	和歌山県和歌山市ほか	ケミカル事業	生産設備増強及び合理化	3,090	456	自己資金	平成18年12月	平成21年３月	—
当社和歌山研究所ほか	和歌山県和歌山市ほか	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業 ケミカル事業	研究開発設備拡充	6,872	928	自己資金	平成18年４月	平成23年３月	—
当社岩槻ロジスティクスセンターほか	埼玉県さいたま市岩槻区ほか	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	物流設備拡充及び整備	3,878	561	自己資金	平成19年４月	平成21年３月	—

（注）１．金額には、消費税等は含まれておりません。

２．経常的な設備の更新のための除売却を除き、重要な設備の除売却の計画はありません。

３．生産品目が多種多様にわたっているため、完成後の増加能力について算定が困難なものは、記載しておりません。

第４【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

平成20年３月31日現在

種類	発行可能株式総数（株）
普通株式	1,000,000,000
計	1,000,000,000

②【発行済株式】

種類	事業年度末現在発行数（株）(平成20年３月31日)	提出日現在発行数（株）(平成20年６月27日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所（市場第一部）	──
計	549,443,701	549,443,701	──	──

（２）【新株予約権等の状況】

新株予約権等の状況は、次のとおりであります。なお、新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議又は取締役会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、行使されたもの及び失効したものの数を減じております。

旧商法の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年６月27日定時株主総会決議

	事業年度末現在（平成20年３月31日）	提出日の前月末現在（平成20年５月31日）
新株予約権の数（個）	198	198
新株予約権のうち自己新株予約権の数（個）	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	198,000	198,000
新株予約権の行使時の払込金額（円）	2,955	同左
新株予約権の行使期間	自　平成16年７月１日 至　平成21年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,955 資本組入額 1,478	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	―	―

平成15年６月27日定時株主総会決議

	事業年度末現在 (平成20年３月31日)	提出日の前月末現在 (平成20年５月31日)
新株予約権の数（個）	270	267
新株予約権のうち自己新株予約権の数（個）	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	270,000	267,000
新株予約権の行使時の払込金額（円）	2,372	同左
新株予約権の行使期間	自 平成17年７月１日 至 平成22年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 2,372 資本組入額 1,186	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	—	—

平成16年６月29日定時株主総会決議

	事業年度末現在 (平成20年３月31日)	提出日の前月末現在 (平成20年５月31日)
新株予約権の数（個）	758	758
新株予約権のうち自己新株予約権の数（個）	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	758,000	758,000
新株予約権の行使時の払込金額（円）	2,695	同左
新株予約権の行使期間	自 平成18年７月１日 至 平成23年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 2,695 資本組入額 1,348	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	—	—

平成17年６月29日定時株主総会決議

	事業年度末現在 (平成20年３月31日)	提出日の前月末現在 (平成20年５月31日)
新株予約権の数（個）	995	974
新株予約権のうち自己新株予約権の数（個）	—	—

	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	995,000	974,000
新株予約権の行使時の払込金額（円）	2,685	同左
新株予約権の行使期間	自 平成19年７月１日 至 平成24年６月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 2,685 資本組入額 1,343	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	―	―

会社法の規定に基づき発行した新株予約権は、次のとおりであります。
平成18年５月22日、平成18年８月25日及び平成18年９月28日取締役会決議

	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	12	12
新株予約権のうち自己新株予約権の数（個）	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	12,000	12,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自 平成20年７月１日 至 平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円） （注）１	発行価格 2,933 資本組入額 1,467	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．発行価格は、本新株予約権の払込金額１株当たり2,932円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額１株当たり2,932円については、当社執行役員の報酬債権の対当額をもって相殺されました。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合において

は、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ．その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議

	事業年度末現在 (平成20年３月31日)	提出日の前月末現在 (平成20年５月31日)
新株予約権の数（個）	26	26
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	26,000	26,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自 平成20年７月１日 至 平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）１	発行価格　2,933 資本組入額 1,467	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．発行価格は、本新株予約権の払込金額１株当たり2,932円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額１株当たり2,932円については、当社取締役の報酬債権の対当額をもって相殺されました。

２、前記「平成18年５月22日、平成18年８月25日及び平成18年９月28日取締役会決議」による新株予約権についての（注）２．に記載のとおりであります。

平成18年6月29日定時株主総会決議並びに平成18年8月25日及び平成18年9月28日取締役会決議

	事業年度末現在 （平成20年3月31日）	提出日の前月末現在 （平成20年5月31日）
新株予約権の数（個）	430	430
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	430,000	430,000
新株予約権の行使時の払込金額（円）	3,211	同左
新株予約権の行使期間	自 平成20年7月1日 至 平成25年6月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）1	発行価格　3,211 資本組入額 1,606	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）2	同左

（注）1．本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

2．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。
また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。
※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ．新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。
各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ．新株予約権を行使することができる期間
新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
次に準じて決定する。
(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。
(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件
次に準じて決定する。
当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

平成18年６月29日定時株主総会決議並びに平成19年７月24日及び平成19年８月30日取締役会決議

	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	25	25
新株予約権のうち自己新株予約権の数（個）	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	25,000	25,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自 平成21年７月１日 至 平成26年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）１	発行価格　3,064 資本組入額 1,532	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．発行価格は、本新株予約権の払込金額１株当たり3,063円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額１株当たり3,063円については、当社取締役の報酬債権の対当額をもって相殺されました。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ．その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成19年７月24日及び平成19年８月30日取締役会決議

	事業年度末現在 (平成20年３月31日)	提出日の前月末現在 (平成20年５月31日)
新株予約権の数（個）	14	14
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	14,000	14,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自 平成21年７月１日 至 平成26年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）１	発行価格　3,064 資本組入額 1,532	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．発行価格は、本新株予約権の払込金額１株当たり3,063円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額１株当たり3,063円については、当社執行役員の報酬債権の対当額をもって相殺されました。

２．前記「平成18年６月29日定時株主総会決議並びに平成19年７月24日及び平成19年８月30日取締役会決議」による新株予約権についての（注）２．に記載のとおりであります。

平成19年６月28日定時株主総会決議並びに平成19年７月24日及び平成19年８月30日取締役会決議

	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	430	430
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	430,000	430,000
新株予約権の行使時の払込金額（円）	3,446	同左
新株予約権の行使期間	自 平成21年９月１日 至 平成26年８月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　　（注）１	発行価格　3,446 資本組入額 1,723	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ. 新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ. 新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ. 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ. 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ. 新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

(３)【ライツプランの内容】
該当事項はありません。

(４)【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成16年３月31日	―	599,443	―	85,424	―	108,888
平成17年３月31日(注)	△50,000	549,443	―	85,424	―	108,888
平成18年３月31日	―	549,443	―	85,424	―	108,888
平成19年３月31日	―	549,443	―	85,424	―	108,888
平成20年３月31日	―	549,443	―	85,424	―	108,888

(注) 自己株式の消却(平成16年５月14日 25,000千株、平成17年３月８日 25,000千株)

(５)【所有者別状況】

平成20年３月31日現在

区分	株式の状況(１単元の株式数1,000株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	273	48	686	543	10	24,570	26,130	―
所有株式数(単元)	―	182,240	14,666	21,549	248,186	11	77,337	543,989	5,454,701
所有株式数の割合(%)	―	33.50	2.70	3.96	45.62	0.00	14.22	100.00	―

(注) １．自己株式12,739,994株は、「個人その他」に12,739単元及び「単元未満株式の状況」に994株を含めて記載しております。
２．「その他の法人」及び「単元未満株式の状況」の欄には、株式会社証券保管振替機構名義の株式が、それぞれ34単元及び700株含まれております。

(6)【大株主の状況】

平成20年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	29,036	5.28
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	28,352	5.16
モックスレイ・アンド・カンパニー （常任代理人 株式会社三井住友銀行）	270 PARK AVENUE NEW YORK, NY 10017-2070 U.S.A. （東京都千代田区丸の内１丁目３番２号）	21,090	3.83
ステート ストリート バンク アンド トラスト カンパニー （常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. （東京都中央区日本橋兜町６番７号）	17,529	3.19
東京海上日動火災保険株式会社	東京都千代田区丸の内一丁目二番一号	17,402	3.16
全国共済農業協同組合連合会 （常任代理人 日本マスタートラスト信託銀行株式会社）	東京都千代田区平河町２丁目７番９号 （東京都港区浜松町２丁目11番３号）	16,642	3.02
ステート ストリート バンク アンド トラスト カンパニー ５０５１０３ （常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. （東京都中央区日本橋兜町６番７号）	16,331	2.97
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	15,200	2.76
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション （常任代理人 香港上海銀行東京支店）	ONE BOSTON PLACE BOSTON, MA 02108 （東京都中央区日本橋３丁目11番１号）	9,866	1.79
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント （常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室）	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND （東京都中央区日本橋兜町６番７号）	8,293	1.50
計	―	179,743	32.71

(注) １．当社は、自己株式12,739千株を保有しておりますが、上記の大株主の状況には記載しておりません。

２．上記の株主の所有株式数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

３．エムエフエス・インベストメント・マネジメント株式会社ほか１社から、平成19年６月７日付で大量保有報告書に関する変更報告書の提出があり、平成19年５月31日現在で以下の２社が下記のとおり株券等を保有する旨の報告を受けておりますが、当社として当事業年度末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。

＜同変更報告書の「共同保有における株券等保有割合の内訳」＞

氏名又は名称	保有株券等の数（千株）	株券等保有割合（%）
エムエフエス・インベストメント・マネジメント株式会社	22	0.00
マサチューセッツ・ファイナンシャル・サービセズ・カンパニー	36,964	6.73
計	36,986	6.73

4、モンドリアン・インベストメント・パートナーズ・リミテッドから、平成19年６月21日付で大量保有報告書の提出があり、平成19年６月18日現在で下記のとおり株券等を保有する旨の報告を受けておりますが、当社として当事業年度末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。

氏名又は名称	保有株券等の数（千株）	株券等保有割合（%）
モンドリアン・インベストメント・パートナーズ・リミテッド	27,535	5.01

（7）【議決権の状況】

①【発行済株式】

平成20年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　12,739,000	―	―
完全議決権株式（その他）（注）	普通株式　531,250,000	531,216	―
単元未満株式	普通株式　5,454,701	―	1単元（1,000株）未満の株式
発行済株式総数	549,443,701	―	―
総株主の議決権	―	531,216	―

（注）「完全議決権株式（その他）」の株式数の欄には、株式会社証券保管振替機構名義の株式が 34,000株含まれておりますが、「議決権の数」の欄には同機構名義の議決権 34個は含まれておりません。

②【自己株式等】

平成20年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
花王株式会社	東京都中央区日本橋茅場町一丁目14番10号	12,739,000	―	12,739,000	2.31
計	――	12,739,000	―	12,739,000	2.31

(8) 【ストックオプション制度の内容】

当社はストックオプション制度を採用しております。当該制度は、旧商法に基づき当社が自己株式を買い付け、株式譲渡請求権を付与する方法並びに旧商法及び会社法に基づき新株予約権を発行する方法によるものであります。

当該制度の内容は以下のとおりであります。

(平成13年6月28日定時株主総会決議)

旧商法に基づき、当社取締役に対してストックオプションを付与することを、平成13年6月28日開催の第95期定時株主総会において決議されたものであります。

決議年月日	平成13年6月28日
付与対象者の区分及び人数	当社取締役 18名
株式の種類	普通株式
株式の数	168,000株 (注) 1 (1人7千株から25千株までの範囲)
発行価額	3,275円 (注) 2
権利行使期間	平成15年7月28日～平成20年7月25日
権利行使についての条件	①権利を付与された者は、取締役の地位を失った後もストックオプション付与契約に定めるところにより権利を行使することができる。 ②権利を付与された者が死亡した場合は、相続人がストックオプション付与契約に定めるところにより権利を行使することができる。 ③付与された権利の譲渡、担保権の設定は認めない。 ④その他、権利行使の条件は、ストックオプション付与契約に定めるところによる。

(注) 1. 株式の分割または併合が行われる場合には、譲渡する株式の数は分割または併合の比率に応じ調整される。

2. 譲渡価額を記載している。時価を下回る払込金額で新株式を発行(転換社債の転換及び新株引受権の権利行使の場合を除く。)する場合は、次の算式により譲渡価額を調整し、調整により生ずる1円未満の端数は切り上げる。

$$\text{調整後譲渡価額} = \text{調整前譲渡価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、株式の分割または併合が行われる場合には、譲渡価額は分割または併合の比率に応じ調整され、調整により生ずる1円未満の端数は切り上げる。

なお、平成20年3月31日現在、本ストックオプションの保有者の人数は6名、株式の数は69,000株であり、平成20年5月31日現在も同様であります。

（平成14年６月27日定時株主総会決議及び取締役会決議）

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成14年６月27日開催の第96期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成14年６月27日
付与対象者の区分及び人数	当社取締役　11名 当社使用人　31名 関係会社取締役　４名
新株予約権の目的となる株式の種類	普通株式
株式の数	540,000株（注）１
新株予約権の行使時の払込金額	2,955円（注）２
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	－

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡及び既に発行されている転換社債の転換の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの保有者の人数は平成20年３月31日現在20名であり、平成20年５月31日現在も同様であります。株式の数は「（2）新株予約権等の状況」に記載しております。

(平成15年６月27日定時株主総会決議及び取締役会決議)

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成15年６月27日開催の第97期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成15年６月27日
付与対象者の区分及び人数	当社取締役　11名 当社使用人　81名 関係会社取締役 ３名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,052,000株 (注) 1
新株予約権の行使時の払込金額	2,372円 (注) 2
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	―

(注) 1．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

2、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡及び既に発行されている転換社債の転換の場合は、行使価額の調整は行わない。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数+新規発行株式数}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの保有者の人数は平成20年３月31日現在36名であり、平成20年５月31日現在34名であります。株式の数は「(2) 新株予約権等の状況」に記載しております。

(平成16年６月29日定時株主総会決議及び取締役会決議)

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成16年６月29日開催の第98期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成16年６月29日
付与対象者の区分及び人数	当社取締役　13名 当社使用人　89名 関係会社取締役　５名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,163,000株（注）１
新株予約権の行使時の払込金額	2,695円（注）２
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	－

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、既に発行されている転換社債の転換及び単元未満株式の売り渡し請求に基づく自己株式の譲渡の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの保有者の人数は平成20年３月31日現在85名であり、平成20年５月31日現在も同様であります。株式の数は「（2）新株予約権等の状況」に記載しております。

(平成17年６月29日定時株主総会決議及び取締役会決議)

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成17年６月29日開催の第99期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成17年６月29日
付与対象者の区分及び人数	当社取締役　　13名 当社使用人　　90名 関係会社取締役　５名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,167,000株（注）１
新株予約権の行使時の払込金額	2,685円　（注）２
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	－

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、平成13年６月28日開催の当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、既に発行されている転換社債の転換、単元未満株式の売り渡し請求に基づく自己株式の譲渡及び株式交換による当社の所有する自己株式の移転の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの保有者の人数は平成20年３月31日現在101名であり、平成20年５月31日現在99名であります。株式の数は「(2) 新株予約権等の状況」に記載しております。

(平成18年５月22日、平成18年８月25日及び平成18年９月28日取締役会決議)

会社法に基づき、当社取締役を兼務しない当社執行役員に対して株式報酬型ストックオプションとしての新株予約権を発行することを、平成18年５月22日、平成18年８月25日及び平成18年９月28日開催の取締役会において決議されたものであります。

決議年月日	平成18年５月22日、平成18年８月25日及び平成18年９月28日
付与対象者の区分及び人数	当社取締役を兼務しない当社執行役員 12名
新株予約権の目的となる株式の種類	普通株式
株式の数	12,000株（注）
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	「(2) 新株予約権等の状況」に記載しております。

(注) 当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

(平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議)

会社法に基づき、当社取締役に対して株式報酬型ストックオプションとしての新株予約権を発行することを、平成18年６月29日開催の第100期定時株主総会並びに平成18年８月25日及び平成18年９月28日開催の取締役会において決議されたものであります。

決議年月日	平成18年６月29日、平成18年８月25日及び平成18年９月28日
付与対象者の区分及び人数	当社取締役 14名
新株予約権の目的となる株式の種類	普通株式
株式の数	26,000株（注）
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	「(2) 新株予約権等の状況」に記載しております。

(注) 当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

(平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議)

会社法に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとしての新株予約権を発行することを、平成18年６月29日開催の第100期定時株主総会並びに平成18年８月25日及び平成18年９月28日開催の取締役会において決議されたものであります。

決議年月日	平成18年６月29日、平成18年８月25日及び平成18年９月28日
付与対象者の区分及び人数	当社使用人　79名 関係会社取締役　4名
新株予約権の目的となる株式の種類	普通株式
株式の数	437,000株（注）1
新株予約権の行使時の払込金額	3,211円（注）2
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	「(2) 新株予約権等の状況」に記載しております。

(注) 1．当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権1個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

2．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年６月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式の分割または株式の併合が行われる場合には、行使価額は当該株式の分割または株式の併合の比率に応じ調整され、調整により生じる1円未満の端数は切り上げる。

なお、本ストックオプションの保有者の人数は平成20年３月31日現在82名であり、平成20年５月31日現在も同様であります。株式の数は「(2) 新株予約権等の状況」に記載しております。

(平成18年６月29日定時株主総会決議並びに平成19年７月24日及び平成19年８月30日取締役会決議)

会社法に基づき、当社取締役に対して株式報酬型ストックオプションとしての新株予約権を発行することを、平成18年６月29日開催の第100期定時株主総会並びに平成19年７月24日及び平成19年８月30日開催の取締役会において決議されたものであります。

決議年月日	平成18年６月29日、平成19年７月24日及び平成19年８月30日
付与対象者の区分及び人数	当社取締役 13名
新株予約権の目的となる株式の種類	普通株式
株式の数	25,000株（注）
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	「(2) 新株予約権等の状況」に記載しております。

(注) 当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

(平成19年７月24日及び平成19年８月30日取締役会決議)

会社法に基づき、当社取締役を兼務しない当社執行役員に対して株式報酬型ストックオプションとしての新株予約権を発行することを、平成19年７月24日及び平成19年８月30日開催の取締役会において決議されたものであります。

決議年月日	平成19年７月24日及び平成19年８月30日
付与対象者の区分及び人数	当社取締役を兼務しない当社執行役員 14名
新株予約権の目的となる株式の種類	普通株式
株式の数	14,000株（注）
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	「(2) 新株予約権等の状況」に記載しております。

(注) 当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

（平成19年６月28日定時株主総会決議並びに平成19年７月24日及び平成19年８月30日取締役会決議）

会社法に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとしての新株予約権を発行することを、平成19年６月28日開催の第101期定時株主総会並びに平成19年７月24日及び平成19年８月30日開催の取締役会において決議されたものであります。

決議年月日	平成19年６月28日、平成19年７月24日及び平成19年８月30日
付与対象者の区分及び人数	当社使用人　78名 関係会社取締役　４名
新株予約権の目的となる株式の種類	普通株式
株式の数	430,000株（注）１
新株予約権の行使時の払込金額	3,446円（注）２
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	「（2）新株予約権等の状況」に記載しております。

（注）１．当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年６月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式の分割または株式の併合が行われる場合には、行使価額は当該株式の分割または株式の併合の比率に応じ調整され、調整により生じる１円未満の端数は切り上げる。

(平成20年６月27日定時株主総会決議)

会社法に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを、平成20年６月27日開催の第102期定時株主総会において決議されたものであります。

決議年月日	平成20年６月27日
付与対象者の区分及び人数	当社使用人並びに関係会社の取締役及び使用人。なお、人数については今後開催される当社取締役会において決定する。
新株予約権の目的となる株式の種類	普通株式
株式の数	600,000株を上限とする。(注) 1
新株予約権の行使時の払込金額	(注) 2
新株予約権の行使期間	平成22年９月１日～平成27年８月31日
新株予約権の行使の条件	今後開催される当社取締役会において決定する。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	(注) 3

(注) 1．新株予約権１個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じて得た数を上限とする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

2．各新株予約権の行使に際して払い込みをなすべき金額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。

行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年６月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式分割または株式併合が行われる場合には、行使価額は当該株式分割または株式併合の比率に応じ比例的に調整されるものとし、調整により生じる1円未満の端数は切り上げる。

3．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新株分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、前記（注）1に準じて決定する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、前記（注）2で定められる行使価額を調整して得られる再編後払込金額に上記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額の2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要な場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

2【自己株式の取得等の状況】

【株式の種類等】

会社法第155条第３号に該当する普通株式の取得及び会社法第155条第７号に該当する普通株式の取得

（1）【株主総会決議による取得の状況】

該当事項はありません。

（2）【取締役会決議による取得の状況】

区分	株式数（株）	価額の総額（円）
取締役会（平成19年10月23日）での決議状況 （取得期間 平成19年10月24日～平成19年12月19日）	4,600,000（上限）	15,000,000,000（上限）
当事業年度前における取得自己株式	－	－
当事業年度における取得自己株式	4,524,000	14,999,010,000
残存決議株式の総数及び価額の総額	76,000	990,000
当事業年度の末日現在の未行使割合（％）	1.7	0.0
当期間における取得自己株式 （注）	－	－
提出日現在の未行使割合（％）	1.7	0.0

区分	株式数（株）	価額の総額（円）
取締役会（平成20年１月23日）での決議状況 （取得期間 平成20年１月24日～平成20年３月24日）	5,000,000（上限）	15,000,000,000（上限）
当事業年度前における取得自己株式	－	－
当事業年度における取得自己株式	4,791,000	14,999,700,000
残存決議株式の総数及び価額の総額	209,000	300,000
当事業年度の末日現在の未行使割合（％）	4.2	0.0
当期間における取得自己株式 （注）	－	－
提出日現在の未行使割合（％）	4.2	0.0

（注）当期間とは、当事業年度の末日の翌日から本有価証券報告書提出日までの期間であります。

（3）【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（円）
当事業年度における取得自己株式	289,318	959,779,060
当期間における取得自己株式 （注）	21,307	62,273,115

（注）当期間とは、当事業年度の末日の翌日から本有価証券報告書提出日までの期間であります。ただし、当期間における取得自己株式には、平成20年６月１日から本有価証券報告書提出日までの単元未満株式の買い取りによる株式は含まれておりません。

（4）【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間（注）	
	株式数（株）	処分価額の総額（円）	株式数（株）	処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式	－	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
その他 （ストックオプションの権利行使） （単元未満株式の売り渡し）	 613,000 44,792	 1,631,949,000 145,663,460	 24,000 9,792	 63,501,000 27,934,350
保有自己株式数	12,739,994	－	12,727,509	－

（注）当期間とは、当事業年度の末日の翌日から本有価証券報告書提出日までの期間であります。ただし、当期間における取得自己株式の処理状況及び保有状況には、平成20年６月１日から本有価証券報告書提出日までのストックオプションの権利行使及び単元未満株式の売り渡しによる株式は含まれておりません。

3【配当政策】

当社は、利益ある成長を達成するため、中長期の経営視点から、成長のための内部留保と配当への配分について、方針を策定しております。配当については、安定的かつ継続的に行うことが重要と考え、現在は連結での配当性向40％程度を目処にしています。なお、長期的に１株当たり利益及び配当金を増加させるために、成長のための設備投資計画や買収案件などの資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えていきます。

この方針のもと、当事業年度の期末配当金は、中間配当金と同様に前事業年度に比べ１円増配の１株当たり27円としました。この結果、年間配当金は前事業年度に比べ２円増配の１株当たり54円、連結での配当性向は44.1％となりました。なお、資本効率向上の観点から、当事業年度において取締役会の決議に基づき931万５千株、総額約300億円の自己株式を取得しました。これにより、配当金支払と自己株式の買入による株主還元は589億円であり、連結での当期純利益に対して89％となります。

当社は、中間配当と期末配当の年２回の剰余金の配当を行うことを基本方針としており、これらの剰余金の配当の決定機関は、期末配当については株主総会、中間配当については取締役会であります。

なお、定款に「取締役会の決議により、毎年９月30日を基準日として、中間配当を行うことができる」旨を定めております。

当事業年度に係る剰余金の配当は以下のとおりであります。

決議年月日	配当金の総額（百万円）	１株当たり配当額（円）
平成19年10月23日 取締役会決議	14,735	27
平成20年６月27日 第102期定時株主総会決議	14,491	27

4【株価の推移】

（1）【最近５年間の事業年度別最高・最低株価】

回次	第98期	第99期	第100期	第101期	第102期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
最高（円）	2,555	2,765	3,420	3,660	3,530
最低（円）	2,100	2,330	2,300	2,675	2,770

（注）最高・最低株価は東京証券取引所（市場第一部）におけるものであります（以下も同様であります。）。

（2）【最近６月間の月別最高・最低株価】

月別	平成19年10月	11月	12月	平成20年１月	２月	３月
最高（円）	3,530	3,400	3,520	3,430	3,330	3,200
最低（円）	3,210	3,130	3,280	3,080	3,090	2,770

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
代表取締役 社長執行役員		尾崎 元規	昭和24年６月６日生	昭和47年４月 当社入社 平成12年４月 当社化粧品事業本部長 平成14年４月 当社ハウスホールド事業本部長 平成14年６月 当社取締役 執行役員 平成16年６月 当社代表取締役 社長執行役員（現任）	※１	17
代表取締役 専務執行役員	生産技術部門統括、環境・安全推進本部長、購買部門担当、ロジスティクス部門担当	後藤 卓雄	昭和22年10月24日生	昭和46年４月 当社入社 平成14年４月 当社生産技術部門副統括、川崎工場長、パーソナルケア生産センター長 平成14年６月 当社執行役員 平成16年６月 当社生産技術部門統括、環境・安全推進本部長（現任） 当社品質保証本部担当、ＴＣＲ担当 愛媛サニタリープロダクツ㈱代表取締役社長 当社取締役 執行役員 平成16年12月 当社ロジスティクス部門担当（現任） 平成18年６月 当社購買部門担当（現任） 当社取締役 常務執行役員 平成20年６月 当社代表取締役 専務執行役員（現任）	※１	18
代表取締役 常務執行役員	コンシューマープロダクツ担当、ＭＫ開発部門統括、花王プロフェッショナル・サービス㈱担当	神田 博至	昭和24年５月２日生	昭和48年４月 当社入社 平成14年２月 当社サニタリー事業本部長 平成14年６月 当社執行役員 平成16年６月 当社取締役 執行役員 平成18年６月 当社ＭＫ開発部門統括、花王プロフェッショナル・サービス㈱担当（現任） 当社取締役 常務執行役員 当社家庭品事業部門担当 平成19年４月 当社コンシューマープロダクツ担当（現任） 平成20年６月 当社代表取締役 常務執行役員（現任）	※１	23
取締役 常務執行役員	コンシューマープロダクツ国際事業本部長、人材開発部門担当	高木 憲彦	昭和21年10月９日生	昭和44年４月 当社入社 平成13年３月 当社人事部門統括 平成13年６月 当社理事 平成14年６月 当社人材開発部門統括 当社執行役員 平成16年３月 Kao Brands Company取締役会長（現任） 当社家庭品国際事業本部長 平成16年６月 当社取締役 執行役員 平成18年６月 当社取締役 常務執行役員(現任) 平成19年４月 当社コンシューマープロダクツ国際事業本部長(現任) 平成20年６月 当社人材開発部門担当(現任)	※１	26

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役 常務執行役員	法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括、リスクマネジメント室担当、情報システム部門担当	中川 俊一	昭和24年6月19日生	昭和47年4月 当社入社 平成4年6月 当社法務部長 平成12年6月 当社理事 平成14年4月 当社法務センター統括 平成14年6月 当社取締役 執行役員 平成15年3月 当社法務・コンプライアンス部門統括（現任） 平成15年9月 当社広報部門統括、消費者交流部門統括 平成16年7月 当社コーポレートコミュニケーション部門統括（現任） 平成18年6月 当社情報システム部門担当、リスクマネジメント室担当（現任） 当社取締役 常務執行役員（現任）	※1	20
取締役 常務執行役員	花王カスタマーマーケティング㈱代表取締役社長執行役員	髙橋 辰夫	昭和27年1月1日生	昭和50年4月 当社入社 平成14年4月 花王販売㈱近畿支社長 平成15年6月 当社理事 平成16年5月 花王販売㈱代表取締役 専務執行役員 平成16年6月 当社執行役員 平成18年1月 花王販売㈱代表取締役 社長執行役員 平成18年6月 当社取締役 執行役員 平成19年4月 花王カスタマーマーケティング㈱代表取締役 社長執行役員（現任） 平成20年6月 当社取締役 常務執行役員（現任）	※1	7
取締役 常務執行役員	研究開発部門統括、ケミカル事業ユニット担当、品質保証本部担当、ＴＣＲ担当	沼田 敏晴	昭和28年12月1日生	平成元年4月 当社入社 平成11年2月 当社加工・プロセス開発研究所長 平成15年6月 当社理事 平成17年6月 当社研究開発部門副統括 当社執行役員 平成18年6月 当社研究開発部門統括（現任） 当社取締役 執行役員 平成20年6月 当社ケミカル事業ユニット担当、品質保証本部担当、ＴＣＲ担当（現任） 当社取締役 常務執行役員（現任）	※1	8
取締役 執行役員	ケミカル事業ユニット長	西藤 俊秀	昭和27年7月16日生	昭和51年4月 当社入社 平成15年3月 当社化学品事業本部副本部長 平成15年6月 当社理事 平成16年6月 Pilipinas Kao, Incorporated取締役会長（現任） Fatty Chemical(Malaysia)Sdn.Bhd.取締役会長（現任） Kao Chemicals Europe,S.L.取締役会長（現任） 当社取締役 執行役員（現任） 当社化学品事業本部長 平成19年4月 当社ケミカル事業ユニット長（現任）	※1	22
取締役 執行役員	会計財務部門統括、ＥＶＡ推進担当	三田 慎一	昭和25年6月3日生	昭和49年4月 当社入社 平成14年4月 当社会計財務部門統括部長 当社会計財務部門管理グループ部長 平成14年6月 当社理事 平成15年1月 当社経営監査室長 平成16年6月 当社会計財務部門統括（現任） 当社執行役員 平成18年6月 当社取締役 執行役員（現任） 平成20年6月 当社ＥＶＡ推進担当（現任）	※1	6

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役 執行役員	ビューティケア事業ユニット長	広田 雅人	昭和28年1月21日生	昭和50年4月 当社入社 平成12年12月 当社化粧品事業本部副本部長 平成16年6月 当社化粧品事業本部長 当社執行役員 平成17年7月 Kao Prestige Limited取締役社長(現任) 平成18年6月 当社取締役 執行役員(現任) 平成19年4月 当社ビューティケア事業ユニット長(現任)	※1	5
取締役 執行役員	花王(中国)投資有限公司董事長兼総経理、上海花王有限公司董事長兼総経理、花王(上海)産品服務有限公司董事長兼総経理、花王(中国)研究開発中心有限公司董事長	平峰 伸一郎	昭和29年1月1日生	昭和53年4月 当社入社 平成14年11月 泰国花王実業㈱取締役社長、泰国花王商業㈱取締役社長 平成15年1月 当社サニタリー事業本部アセアン統括 平成15年6月 当社理事 平成17年6月 当社執行役員 平成18年1月 上海花王有限公司董事長兼総経理、花王(上海)産品服務有限公司董事長兼総経理(現任) 平成18年6月 花王(中国)投資有限公司董事長兼総経理、花王(中国)研究開発中心有限公司董事長(現任) 当社家庭品国際事業本部中国地域統括 平成20年6月 当社取締役 執行役員(現任)	※1	6
取締役 執行役員	購買部門統括	橋本 健	昭和26年9月7日生	昭和49年4月 当社入社 平成11年11月 当社化成品事業部長 平成16年6月 当社理事、機能材料事業部長 平成18年3月 当社購買部門統括(現任) 平成18年6月 当社執行役員 平成20年6月 当社取締役 執行役員(現任)	※1	3
取締役 執行役員	研究開発部門副統括、ヒューマンヘルスケア研究センター長	澤田 道隆	昭和30年12月20日生	昭和56年4月 当社入社 平成15年7月 当社サニタリー研究所長 平成18年6月 当社研究開発部門副統括(現任) 当社執行役員 平成19年4月 当社ヒューマンヘルスケア研究センター長(現任) 平成20年6月 当社取締役 執行役員(現任)	※1	2
取締役		髙橋 温	昭和16年7月23日生	昭和40年4月 住友信託銀行㈱入社 平成3年6月 同社取締役 平成5年6月 同社常務取締役 平成9年6月 同社専務取締役 平成10年3月 同社取締役社長 平成17年6月 同社取締役会長(現任) 平成18年6月 当社取締役(現任)	※1	3
取締役		正田 修	昭和17年10月11日生	昭和42年3月 日清製粉㈱入社 昭和51年6月 同社取締役 昭和55年6月 同社常務取締役 昭和59年6月 同社専務取締役 昭和61年6月 同社取締役社長 平成13年7月 ㈱日清製粉グループ本社取締役社長 平成16年6月 同社取締役会長(現任) 平成18年6月 当社取締役(現任)	※1	3

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
常勤監査役		大竹 正一	昭和24年5月14日生	昭和47年4月 当社入社 平成11年4月 花王販売㈱北海道支社長 平成13年4月 花王販売㈱チェーンドラッグ部統括部長 平成16年3月 当社家庭品国際事業本部グローバルＥＣＲグループ部長 平成17年3月 当社家庭品国際事業本部コマーシャルディベロップメントグループ部長 平成17年6月 当社常勤監査役（現任）	※2	4
常勤監査役		松坂 隆	昭和25年10月21日生	昭和49年4月 当社入社 平成13年7月 当社家庭品国際事業本部コントローラー 平成15年3月 当社家庭品国際事業本部部長（プロジェクト担当） 平成17年3月 当社情報システム部門統括 平成19年6月 当社常勤監査役（現任）	※3	3
監査役		大江 忠	昭和19年5月20日生	昭和44年4月 弁護士登録 平成16年4月 慶應義塾大学大学院法務研究科（法科大学院）教授（現任） 平成18年6月 当社監査役（現任） 平成19年5月 大江忠・田中豊法律事務所を開設し、現在に至る	※4	3
監査役		余語 豊	昭和19年7月30日生	昭和47年10月 公認会計士登録 平成19年2月 余語豊公認会計士事務所を開設し、現在に至る 平成20年6月 当社監査役（現任）	※5	－
計						179

（注）1．取締役 高橋 温、同 正田 修の両氏は、会社法第2条第15号に定める社外取締役であります。
2．監査役 大江 忠、同 余語 豊の両氏は、会社法第2条第16号に定める社外監査役であります。
3．取締役及び監査役の任期は、次のとおりであります。
※1 平成20年3月期に係る定時株主総会終結の時から平成22年3月期に係る定時株主総会終結の時まで。
※2 平成17年3月期に係る定時株主総会終結の時から平成21年3月期に係る定時株主総会終結の時まで。
※3 平成19年3月期に係る定時株主総会終結の時から平成23年3月期に係る定時株主総会終結の時まで。
※4 平成18年3月期に係る定時株主総会終結の時から平成22年3月期に係る定時株主総会終結の時まで。
※5 平成20年3月期に係る定時株主総会終結の時から平成24年3月期に係る定時株主総会終結の時まで。
4．当社は、法令に定める監査役の員数を欠くことになる場合に備え、会社法第329条第2項に定める補欠監査役1名を補欠の社外監査役として選任しております。補欠監査役の略歴は次のとおりであります。

氏名	生年月日	略歴	所有株式数(千株)
淺田 永治	昭和14年1月29日生	昭和45年10月 公認会計士登録 平成8年1月 財団法人花王芸術・科学財団監事（現任） 平成16年7月 公認会計士淺田永治事務所を開設し、現在に至る	－

5．当社は、執行役員制度を導入しております。執行役員は25名で内13名は取締役を兼務しております。

6【コーポレート・ガバナンスの状況】

コーポレート・ガバナンスに関する基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取り組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

コーポレート・ガバナンスに関する施策の実施状況

(1) コーポレート・ガバナンス体制の状況とその充実に向けた取り組み状況

＜取締役、取締役会、執行役員、各種委員会＞

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を平成14年６月より導入しており、当事業年度末の経営体制は、社外取締役２名と代表権のない取締役会会長を含む取締役15名と、取締役兼務者11名を含む執行役員23名であります（本有価証券報告書提出日に開催の第102期定時株主総会終結後の取締役会において取締役会会長は選任されておらず、本有価証券報告書提出日現在の経営体制は、社外取締役２名を含む取締役15名と、取締役兼務者13名を含む執行役員25名であります）。当事業年度において開催された取締役会は臨時取締役会を含めて14回であり、当事業年度末における取締役及び監査役の平均出席率は取締役98.6％、監査役100％となっております。社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より充分な説明が行われております。

委員会設置会社に移行する是非については、今後も継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、全代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年１回役員報酬改定時期に開催しております。当事業年度も全委員の出席により開催され、その時点の取締役及び執行役員に対する報酬制度と報酬水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再選任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。平成20年の取締役改選後の社長再選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し同委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

＜監査役、監査役会＞

当事業年度末の当社の監査役は４名で、２名が社外監査役、残る２名が社内出身の常勤監査役です（本有価証券報告書提出日現在も人数に変更はありません）。当事業年度において開催された監査役会は７回であり、当事業年度末における監査役の出席率は100％です。監査役会及び監査役に専任のスタッフは配置されておりませんが、経営監査室、法務・コンプライアンス部門などの機能部門が部分的にスタッフ業務を務めております。監査役の監査活動は、重要会議への出席、工場・研究所などの往査、事業部門・機能部門のヒアリング、国内外の子会社調査、代表取締役との意見交換会、国内関係会社監査役連絡会議（半期毎に開催し、当社監査役と関係会社監査役間相互の情報交換などを目的とする。）などを定例化して実施するほか、会計監査人との関係においては、監査の独立性と適正性を監視しながら、監査計画報告（年次）及び会計監査結果報告（中間・期末決算毎）の受領と協議を行っております。また、会計監査人及び経営監査室をはじめとする内部監査部門とは、必要の都度相互の情報交換・意見交換を行うなどの連携を密にして、監査の実効性と効率性の向上をめざしています。

＜会計監査＞

当社は、当事業年度において、会社法に基づく会計監査人及び金融商品取引法に基づく会計監査に監査法人トーマツを起用しておりますが、同監査法人及び当社監査に従事する同監査法人の業務執行社員と当社の間には、特別の利害関係はなく、また、同監査法人は、法令等に従い、同一の業務執行社員が当社の会計監査に７年間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と金融商品取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。当事業年度において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりであります。

・業務を執行した公認会計士の氏名

　指定社員 業務執行社員：　吉田 修己、市川 育義、安藤 武

・監査業務に係る補助者の構成

　公認会計士 10名、会計士補 ６名、その他 14名

<役員報酬等及び監査報酬等>

当事業年度における役員報酬等及び監査報酬等の内容は以下のとおりでありますが、役員報酬等については、株主との利害を共有化する目的でストックオプション制度の導入、ＥＶＡ等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。なお、本有価証券報告書提出日に開催の第102期定時株主総会終結の時をもって、役員退職慰労金の支給対象となる役員はすべて退任いたしました。

役員報酬等の内容

取締役　　15名　440百万円（うち社外取締役　2名　14百万円）

監査役　　4名　　51百万円（うち社外監査役　2名　14百万円）

（注）１．取締役の報酬等の総額には、使用人兼務取締役の使用人兼務部分に対する給与等相当額110百万円（賞与を含む。）は含まれておりません。

２．取締役の報酬等の総額には、以下のものも含まれております。

(1) 当事業年度中に役員賞与引当金として費用計上した額

取締役：13名　127百万円

(2) 平成18年６月29日開催の第100期定時株主総会決議並びに平成19年７月24日及び平成19年８月30日開催の取締役会決議に基づき、ストックオプションとして割り当てた新株予約権による報酬等の額

取締役：13名　76百万円

３．報酬等の限度額は、次のとおりであります。

(1) 取締役の報酬等の限度額

①年額 630百万円（平成19年６月28日開催の第101期定時株主総会決議）

社外取締役分の年額30百万円が含まれており、使用人兼務取締役の使用人分の給与等は含みません。

②年額 200百万円（平成18年６月29日開催の第100期定時株主総会決議）

上記①とは別枠で、ストックオプションとして割り当てる新株予約権に関する報酬等の限度額として承認されています。

(2) 監査役の報酬等の限度額

年額 85百万円（昭和59年６月29日開催の第78期定時株主総会決議）

監査報酬等の内容

当社の監査法人トーマツに対する報酬

公認会計士法第２条第１項の監査証明業務の対価として支払うべき報酬

146百万円（うち、当社77百万円、連結子会社68百万円）

上記以外の業務に基づく報酬

24百万円（当社）

<内部監査>

当社は、経営監査室を設置しており、国内外の関係会社を含めた業務プロセスの適正性及び経営の妥当性、効率性を監査し、監査結果は、代表取締役 社長執行役員、業務担当執行役員及び監査役に報告しております。現在スタッフはグループ会社を含め29名ですが、それ以外に配置している環境安全、品質保証、輸出管理などに関する専門監査スタッフ、当社グループ会社における海外監査協力スタッフなどと連携をとっております。また、一部の重要な関係会社については、会社法に基づく、または、任意に会計監査を監査法人にお願いしております。

＜内部統制とリスク管理体制＞

当社は、経営会議の一運営形態として、内部統制の基本方針や運用計画の審議・決定、関連委員会活動状況のモニタリング、内部統制活動の有効性の確認などを行う内部統制委員会（委員長：代表取締役 社長執行役員）を設置しております。なお、内部統制委員会の下に以下の関連委員会を配備しております。

情報開示委員会
コンプライアンス委員会
ＴＳ（トレードシークレット）・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会（環境、防災、安全を確保し、社会とのコミュニケーション向上を図る。）
品質保証委員会

リスク管理体制については、事業活動全般にわたり生じ得るさまざまなリスクのうち、経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行っております。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理しております。また、リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備しています。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置して対応を行います。

当社の業務執行・経営の監視の仕組み、内部統制システムとリスク管理体制の模式図は次のとおりであります。


株主総会
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
会計監査人
監査
監査
経営会議
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
（出席）
監査
関係会社監査役連絡会議
（出席）
子会社、関連会社
監査役
会計監査人
公認会計士

（注）当社は、企業経営及び日常の業務に関して、必要に応じて、弁護士などの複数の専門家から経営判断上の参考とするためのアドバイスを受ける体制をとっております。

(2) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

平成18年６月29日開催の第100期定時株主総会で選任された社外取締役高橋 温氏は、住友信託銀行㈱の代表取締役会長であり、当社は同社との間に、定常的な銀行取引があるほか、同社より125～126頁に記載のとおりの借り入れを行っております。同じく同株主総会で選任された社外取締役正田 修氏は、㈱日清製粉グループ本社の代表取締役取締役会長であり、同社の子会社は、食品等の製造販売を行っており、当社と競業関係にあるほか、当社は同社の子会社との間に、製品販売等の取引関係があります。なお、両氏とも本有価証券報告書提出日に開催の第102期定時株主総会において再選されており、上記と同様の取引が継続しております。

上記の取引は、それぞれの会社での定型的な取引であり、社外取締役個人が直接利害関係を有するものではありません。また、㈱日清製粉グループ本社の子会社との競業関係は、当社にとって重大な利害はないと考えております。

なお、住友信託銀行㈱は、当社株式を若干保有しており、当社は、住友信託銀行㈱の株式を若干保有しております。これはいずれもお互いに発行済株式の総数の１％にも満たない株式数であり、経営に影響を与えるものではありません。

社外監査役と当社との間には特別の利害関係はありません。

(3) 責任限定契約の内容の概要

当社は、各社外取締役及び各社外監査役との間で、会社法第427条第１項及び定款の規定に基づき会社法第423条第１項の責任を、1,000万円または法令が定める額のいずれか高い額を限度として負担するものとする契約を締結しております。

(4) 取締役の選任の決議要件

当社は、取締役の選任決議について、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の過半数をもって決める旨を定款に定めております。また、取締役の選任決議は累積投票によらない旨も定款に定めております。

(5) 株主総会決議事項を取締役会で決議することができるとした事項及びその理由

①自己の株式の取得

当社は、経営環境等の変化に速やかに対応するため、取締役会の決議によって自己の株式を取得することができる旨を定款に定めております。

②取締役及び監査役の責任軽減

当社は、取締役及び監査役が期待される役割を十分に発揮できるように、取締役（取締役であった者を含む。）及び監査役（監査役であった者を含む。）の会社法第423条第１項の責任について、職務を行うにつき善意にしてかつ重大な過失がないときは、取締役会の決議により法令の限度においてその責任を免除することができる旨を定款に定めております。

③中間配当

当社は、株主への機動的な利益還元ができるよう、取締役会の決議により毎年９月30日を基準日として会社法第454条第５項に定める中間配当を行うことができる旨を定款に定めております。

(6) 株主総会の特別決議要件

当社は、特別決議を要する議案につき、議決権を行使する株主の意思が当該議案の決議に反映されることをより確実にするため、会社法第309条第２項に定める株主総会の決議は議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の３分の２以上に当る多数をもって行う旨を定款に定めております。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

　前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）は、改正前の連結財務諸表規則に基づき、当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）は、改正後の連結財務諸表規則に基づいて作成しております。

　なお、当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）については、「企業内容等の開示に関する内閣府令等の一部を改正する内閣府令」（平成19年８月15日内閣府令第65号）附則第10条第２項第１号ただし書きにより、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

　前事業年度（自 平成18年４月１日 至 平成19年３月31日）は、改正前の財務諸表等規則に基づき、当事業年度（自 平成19年４月１日 至 平成20年３月31日）は、改正後の財務諸表等規則に基づいて作成しております。

監査証明について

　当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）の連結財務諸表及び前事業年度（自 平成18年４月１日 至 平成19年３月31日）の財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）の連結財務諸表及び当事業年度（自 平成19年４月１日 至 平成20年３月31日）の財務諸表について、監査法人トーマツにより監査を受けております。

１【連結財務諸表等】

（１）【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	前連結会計年度（平成19年３月31日現在） 金額（百万円）		構成比（%）	当連結会計年度（平成20年３月31日現在） 金額（百万円）		構成比（%）
（資産の部）							
Ⅰ 流動資産							
１．現金及び預金			49,910			53,785	
２．受取手形及び売掛金	※２		158,497			154,201	
３．有価証券			36,247			54,959	
４．たな卸資産			112,114			125,588	
５．前払費用			5,735			5,491	
６．繰延税金資産			20,643			22,218	
７．その他			21,464			21,715	
８．貸倒引当金			△2,394			△2,394	
流動資産合計			402,219	32.2		435,566	35.3
Ⅱ 固定資産							
(1) 有形固定資産							
１．建物及び構築物		317,058			322,456		
減価償却累計額		220,613	96,445		229,615	92,840	
２．機械装置及び運搬具		636,325			645,033		
減価償却累計額		534,956	101,369		547,740	97,293	
３．工具、器具及び備品		71,262			74,772		
減価償却累計額		57,331	13,930		60,772	14,000	
４．土地			69,625			68,575	
５．建設仮勘定			7,645			9,036	
有形固定資産合計			289,016	23.2		281,747	22.9
(2) 無形固定資産							
１．のれん			256,326			238,500	
２．商標権			147,880			127,328	
３．その他			38,262			35,258	
無形固定資産合計			442,469	35.5		401,087	32.5
(3) 投資その他の資産							
１．投資有価証券	※１		17,291			16,250	
２．長期貸付金			1,792			2,113	
３．長期前払費用			12,207			13,304	
４．繰延税金資産			50,535			54,829	
５．その他	※１		32,326			27,811	
６．貸倒引当金			△121			△156	
投資その他の資産合計			114,032	9.1		114,151	9.3
固定資産合計			845,518	67.8		796,986	64.7
Ⅲ 繰延資産			58	0.0		48	0.0
資産合計			1,247,797	100.0		1,232,601	100.0

区分	注記番号	前連結会計年度 (平成19年３月31日現在)			当連結会計年度 (平成20年３月31日現在)		
		金額（百万円）		構成比 (％)	金額（百万円）		構成比 (％)
(負債の部)							
Ⅰ 流動負債							
１．支払手形及び買掛金			110,158			109,574	
２．短期借入金	※２		21,877			21,828	
３．一年以内に返済予定の長期借入金			22,062			22,049	
４．未払金			28,930			32,714	
５．未払費用			85,796			85,583	
６．未払法人税等			11,673			29,344	
７．その他			28,148			22,876	
流動負債合計			308,646	24.7		323,971	26.3
Ⅱ 固定負債							
１．社債			99,995			99,996	
２．長期借入金			211,774			169,764	
３．退職給付引当金			30,987			32,041	
４．役員退職慰労引当金			163			163	
５．その他			21,478			21,954	
固定負債合計			364,399	29.2		323,920	26.3
負債合計			673,046	53.9		647,891	52.6
(純資産の部)							
Ⅰ 株主資本							
１．資本金			85,424	6.9		85,424	6.9
２．資本剰余金			109,565	8.8		109,561	8.9
３．利益剰余金			388,585	31.1		426,206	34.6
４．自己株式			△10,033	△0.8		△39,161	△3.2
株主資本合計			573,541	46.0		582,030	47.2
Ⅱ 評価・換算差額等							
１．その他有価証券評価差額金			4,649	0.4		3,394	0.3
２．為替換算調整勘定			△13,659	△1.1		△11,386	△0.9
評価・換算差額等合計			△9,010	△0.7		△7,992	△0.6
Ⅲ 新株予約権			301	0.0		598	0.0
Ⅳ 少数株主持分			9,917	0.8		10,072	0.8
純資産合計			574,751	46.1		584,709	47.4
負債純資産合計			1,247,797	100.0		1,232,601	100.0

②【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（%）	当連結会計年度（自 平成19年4月1日 至 平成20年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			1,231,808	100.0		1,318,513	100.0
Ⅱ 売上原価			503,271	40.9		554,153	42.0
売上総利益			728,536	59.1		764,360	58.0
Ⅲ 販売費及び一般管理費	※1,2		607,678	49.3		648,107	49.2
営業利益			120,858	9.8		116,252	8.8
Ⅳ 営業外収益							
1．受取利息		2,175			2,949		
2．受取配当金		121			171		
3．為替差益		504			－		
4．その他		3,471	6,273	0.5	3,580	6,702	0.5
Ⅴ 営業外費用							
1．支払利息		5,032			6,626		
2．持分法による投資損失		703			648		
3.為替差損		－			478		
4．その他		1,219	6,955	0.5	977	8,731	0.6
経常利益			120,176	9.8		114,223	8.7
Ⅵ 特別利益							
1．固定資産売却益	※3	682			130		
2．投資有価証券売却益		7			17		
3．海外子会社減価償却費過年度戻入益		264			－		
4．受取保険金		443			－		
5．その他		452	1,851	0.1	399	547	0.0
Ⅶ 特別損失							
1．固定資産除売却損	※4	2,772			1,852		
2．減損損失	※5	1,245			1,313		
3．事業整理に伴う損失	※6	－			537		
4．その他		882	4,900	0.4	670	4,373	0.3
税金等調整前当期純利益			117,127	9.5		110,397	8.4
法人税、住民税及び事業税		37,268			46,880		
法人税等調整額		7,854	45,122	3.7	△4,110	42,769	3.3
少数株主利益(減算)			1,476	0.1		1,066	0.1
当期純利益			70,527	5.7		66,561	5.0

③【連結株主資本等変動計算書】

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日 残高（百万円）	85,424	109,561	345,941	△10,165	530,760
連結会計年度中の変動額					
利益処分による利益配当			△13,623		△13,623
剰余金の配当			△14,169		△14,169
利益処分による役員賞与			△90		△90
当期純利益			70,527		70,527
自己株式の取得				△1,085	△1,085
自己株式の処分		4		1,218	1,222
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	―	4	42,644	132	42,781
平成19年３月31日 残高（百万円）	85,424	109,565	388,585	△10,033	573,541

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日 残高（百万円）	5,860	△26,944	△21,084	―	8,903	518,580
連結会計年度中の変動額						
利益処分による利益配当						△13,623
剰余金の配当						△14,169
利益処分による役員賞与						△90
当期純利益						70,527
自己株式の取得						△1,085
自己株式の処分						1,222
株主資本以外の項目の連結会計年度中の変動額（純額）	△1,211	13,285	12,074	301	1,014	13,389
連結会計年度中の変動額合計（百万円）	△1,211	13,285	12,074	301	1,014	56,170
平成19年３月31日 残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751

当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日 残高（百万円）	85,424	109,565	388,585	△10,033	573,541
連結会計年度中の変動額					
剰余金の配当			△28,892		△28,892
当期純利益			66,561		66,561
自己株式の取得				△30,958	△30,958
自己株式の処分		△4	△48	1,830	1,777
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	―	△4	37,620	△29,128	8,488
平成20年３月31日 残高（百万円）	85,424	109,561	426,206	△39,161	582,030

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年３月31日 残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751
連結会計年度中の変動額						
剰余金の配当						△28,892
当期純利益						66,561
自己株式の取得						△30,958
自己株式の処分						1,777
株主資本以外の項目の連結会計年度中の変動額（純額）	△1,254	2,272	1,017	297	154	1,469
連結会計年度中の変動額合計（百万円）	△1,254	2,272	1,017	297	154	9,958
平成20年３月31日 残高（百万円）	3,394	△11,386	△7,992	598	10,072	584,709

④【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益		117,127	110,397
減価償却費		92,171	93,444
減損損失		1,245	1,313
固定資産除売却損益(利益:△)		2,089	1,722
受取利息及び受取配当金		△2,297	△3,121
支払利息		5,032	6,626
為替差損益(差益:△)		△1,256	△376
持分法による投資損益(利益:△)		703	648
売上債権の増減額(増加:△)		△24,308	5,686
たな卸資産の増減額(増加:△)		△3,189	△13,177
前払年金費用の増減額(増加:△)		△10,163	5,984
仕入債務の増減額(減少:△)		11,315	△752
退職給付引当金の増減額(減少:△)		1,219	1,106
その他		19,034	3,506
小計		208,725	213,010
利息及び配当金の受取額		3,100	3,906
利息の支払額		△4,578	△6,625
法人税等の支払額		△42,269	△29,969
営業活動によるキャッシュ・フロー		164,977	180,322
Ⅱ 投資活動によるキャッシュ・フロー			
有形固定資産の取得による支出		△49,588	△38,146
有形固定資産の売却による収入		2,078	704
無形固定資産の取得による支出		△15,881	△5,444
投資有価証券の取得による支出		△1,638	△4,132
投資有価証券の償還及び売却による収入		11	3,100
長期前払費用の支払による支出		△6,283	△6,044
短期貸付金の純増減額(増加:△)		11,928	△328
長期貸付による支出		△1,550	△2,553
その他資産の増減額(増加:△)		△2,302	455
投資活動によるキャッシュ・フロー		△63,227	△52,389
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の純増減額(減少:△)		△146,728	△892
長期借入による収入		30,638	—
長期借入金の返済による支出		△38,228	△42,034
社債の発行による収入		99,676	—
自己株式の取得による支出		△1,085	△30,958
配当金の支払額		△27,806	△28,914
少数株主への配当金の支払額		△1,339	△781
その他		1,208	1,759
財務活動によるキャッシュ・フロー		△83,665	△101,822
Ⅳ 現金及び現金同等物に係る換算差額		2,542	△1,628
Ⅴ 現金及び現金同等物の増減額(減少:△)		20,627	24,482
Ⅵ 現金及び現金同等物の期首残高		67,527	88,154
Ⅶ 現金及び現金同等物の期末残高	※1	88,154	112,636

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
1．連結の範囲に関する事項 連結子会社……104社（新規1社、除外0社） （新規）・当連結会計年度において新たに設立した子会社1社 Molton Brown GmbH 主要な連結子会社名は、「第1 企業の概況 4 関係会社の状況」に記載しております。 非連結子会社……15社 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他12社（内、持分法適用非連結子会社9社） なお、非連結子会社15社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	1．連結の範囲に関する事項 連結子会社……102社（新規1社、除外3社） （新規）・当連結会計年度において重要性が増したことにより連結子会社に含めた1社 Kao Brands Europe, S.L. （除外）・当連結会計年度において事業再編により吸収合併された2社 花王化粧品販売㈱ 嘉娜宝（上海）市場服務有限公司 ・当連結会計年度において清算した1社 Kao Corporation (France) SARL 主要な連結子会社名は、「第1 企業の概況 4 関係会社の状況」に記載しております。 非連結子会社……14社 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他10社（内、持分法適用非連結子会社8社） なお、非連結子会社14社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。
2．持分法の適用に関する事項 持分法適用非連結子会社……12社（新規0社、除外0社） 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……3社 会社名：Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd.、 Kao Brands Europe, S.L. 持分法適用関連会社……10社（新規0社、除外0社） 会社名：昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn.Bhd. その他7社 持分法非適用関連会社……2社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社3社及び関連会社2社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……12社（新規1社、除外1社） 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 （新規）・当連結会計年度において増資引受により関連会社から子会社になった1社 Kao (Malaysia) Sdn. Bhd. （除外）・当連結会計年度において株式譲渡により除外した1社 花王インフォネットワーク㈱ 持分法非適用非連結子会社……2社 会社名：Kanebo Cosmetics U.K. Ltd.、 Molton Brown Australia Pty Ltd 持分法適用関連会社……9社（新規0社、除外1社） 会社名：昭和興産㈱、ニベア花王㈱、 その他7社 （除外）・当連結会計年度において増資引受により関連会社から子会社になった1社 Kao (Malaysia) Sdn.Bhd. 持分法非適用関連会社……2社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社2社及び関連会社2社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
3．連結子会社の事業年度等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は3ヶ月以内であるため、当該連結子会社の事業年度に係る財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	3．連結子会社の事業年度等に関する事項 連結子会社のうち、花王カスタマーマーケティング㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は3ヶ月以内であるため、当該連結子会社の事業年度に係る財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。
4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの …主として移動平均法による原価法 ② デリバティブ 時価法 ③ たな卸資産 主として総平均法による低価法 (2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…7年、9年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 ② 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 のれん………………………15年、20年 特許権……………………… 8年 商標権………………………10年 自社利用のソフトウェア… 5年	4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 同左 (2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
(3) 重要な引当金の計上基準 ① 貸倒引当金 当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。 ② 退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生連結会計年度から費用処理しております。 なお、当連結会計年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 ③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。	(3) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 退職給付引当金 同左 ③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、当連結会計年度末に在任の取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。 (5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左 (5) 重要なリース取引の処理方法 同左

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 主として繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 ② ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債 ③ ヘッジ方針 主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。 (7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左 (7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5．連結子会社の資産及び負債の評価に関する事項 全面時価評価法を採用しております。	5．連結子会社の資産及び負債の評価に関する事項 同左
6．のれん及び負ののれんの償却に関する事項 のれんは、発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については5年間で定額法により償却しております。	6．のれん及び負ののれんの償却に関する事項 同左
7．連結キャッシュ・フロー計算書における資金の範囲 手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3か月以内に償還期限の到来する短期投資からなっております。	7．連結キャッシュ・フロー計算書における資金の範囲 同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
1．役員賞与に関する会計基準 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第4号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ129百万円減少しております。 2．貸借対照表の純資産の部の表示に関する会計基準 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を適用しております。従来の資本の部の合計に相当する金額は564,531百万円であります。 なお、当連結会計年度における連結貸借対照表の純資産の部については、連結財務諸表規則の改正に伴い、改正後の連結財務諸表規則により作成しております。 3．企業結合に係る会計基準等 当連結会計年度より、「企業結合に係る会計基準」（企業会計審議会平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 改正平成18年12月22日）を適用しております。これによる損益に与える影響はありません。 4．ストック・オプション等に関する会計基準 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年5月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ301百万円減少しております。 5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当連結会計年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第1号 最終改正 平成18年8月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第2号 最終改正平成18年8月11日）を適用しております。これによる損益に与える影響はありません。 6．金融商品に関する会計基準の改正 当連結会計年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年8月11日）を適用しております。これによる損益に与える影響は軽微であります。	―――――

表示方法の変更

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
(連結貸借対照表) 前連結会計年度において、「営業権」「連結調整勘定」として掲記されていたものは、当連結会計年度から「のれん」と表示しております。	(連結貸借対照表) ――――――
(連結キャッシュ・フロー計算書) 投資活動によるキャッシュ・フローの「長期前払費用の支払による支出」「短期貸付金純増減額」は金額的重要性が増したため、当連結会計年度より「その他資産の増減額」から区分掲記しております。 なお、前連結会計年度における「その他資産の増減額」を区分掲記すると、「長期前払費用の支払による支出」は△1,680百万円、「短期貸付金純増減額」は△42百万円となり、「その他資産の増減額」は562百万円となります。	(連結キャッシュ・フロー計算書) ――――――

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
※１．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券（株式）　4,555百万円 投資その他の資産「その他」（出資金）　76	※１．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券（株式）　4,433百万円 投資その他の資産「その他」（出資金）　23
※２．担保に供している資産の額（簿価） 売掛金　217百万円 上記に対応する債務 短期借入金　105百万円	※２．担保に供している資産の額（簿価） 売掛金　215百万円 上記に対応する債務 短期借入金　78百万円
３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,351百万円 従業員等　561 計　2,913	３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,206百万円 従業員等　478 計　2,685
４．割引手形残高　107百万円	４．割引手形残高　10百万円

（連結損益計算書関係）

<table>
<tr><th>前連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）</th><th>当連結会計年度
（自　平成19年４月１日
至　平成20年３月31日）</th></tr>
<tr><td>※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。
荷造発送費　68,664百万円
広告宣伝費　96,892
拡売費及び販促費　69,090
給料手当・賞与　118,851
研究開発費　44,388</td><td>※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。
荷造発送費　74,197百万円
広告宣伝費　99,175
拡売費及び販促費　77,180
給料手当・賞与　129,072
研究開発費　45,070</td></tr>
<tr><td>※２．一般管理費に含まれる研究開発費は、44,388百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。</td><td>※２．一般管理費に含まれる研究開発費は、45,070百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。</td></tr>
<tr><td>※３．固定資産売却益の内訳は次のとおりであります。
建物及び構築物　417百万円
その他　265</td><td>※３．固定資産売却益の内訳は次のとおりであります。
建物及び構築物　25百万円
その他　104</td></tr>
<tr><td>※４．固定資産除売却損の内訳は次のとおりであります。
機械装置及び運搬具　1,710百万円
建物及び構築物　713
土地　207
その他　139</td><td>※４．固定資産除売却損の内訳は次のとおりであります。
機械装置及び運搬具　1,116百万円
建物及び構築物　422
土地　183
その他　129</td></tr>
<tr><td>※５．減損損失の内訳は次のとおりであります。
(1) 連結子会社　上海花王有限公司
<table>
<tr><th>場所</th><th>用途</th><th>種類</th><th>減損損失
（百万円）</th></tr>
<tr><td>上海花王有限公司（中華人民共和国）</td><td>衣料用洗剤生産設備等</td><td>建物
機械装置等</td><td>331
610</td></tr>
<tr><td colspan="3">計</td><td>942</td></tr>
</table>
上記の減損損失を把握するにあたっては、継続的に収支の把握を行っている管理会計上の事業区分に基づき、資産のグルーピングを行っております。中国市場の激しい市場競争により収益が悪化したことから、帳簿価額を回収可能額まで減額しました。なお、当資産グループの回収可能額は使用価値により測定しており、将来キャッシュ・フローを９％で割り引いて算定しております。
(2) その他連結子会社
処分予定土地等　303百万円</td><td>※５．減損損失の内訳は次のとおりであります。
連結子会社
花王カスタマーマーケティング㈱等
処分予定土地等　1,313百万円</td></tr>
<tr><td>――――――</td><td>※６．事業整理に伴う損失の内訳は次のとおりであります。
主に、中山花王化学有限公司の事業整理に伴う損失であります。</td></tr>
</table>

(連結株主資本等変動計算書関係)

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合 計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,497	340	488	4,349
合 計	4,497	340	488	4,349

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少488千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分16千株であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					301
合 計		－					301

３．配当に関する事項

(1) 配当金支払額

(決議)	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月29日 第100期定時株主総会	普通株式	13,623	25	平成18年３月31日	平成18年６月29日
平成18年10月23日 取締役会	普通株式	14,169	26	平成18年９月30日	平成18年12月１日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、平成18年６月29日開催の第100期定時株主総会については、13,637百万円であり、平成18年10月23日開催の取締役会については、14,183百万円であります。

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

平成19年６月28日開催の第101期定時株主総会において、次のとおり決議されました。

株式の種類	配当の原資	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
普通株式	利益剰余金	14,186	26	平成19年３月31日	平成19年６月29日

当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合 計	549,443	－	－	549,443
自己株式				

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
普通株式 (注)	4,349	9,604	657	13,296
合　計	4,349	9,604	657	13,296

(注) 普通株式の自己株式の株式数の増加9,604千株は、取締役会決議に基づく自己株式の取得による増加9,315千株及び単元未満株式の買い取りによる増加289千株であります。
普通株式の自己株式の株式数の減少657千株は、ストックオプションの行使による減少613千株及び単元未満株式の売り渡しによる減少44千株であります。

2．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストックオプションとしての新株予約権	—					598
合　計		—					598

3．配当に関する事項
(1) 配当金支払額

(決議)	株式の種類	配当金の総額（百万円）(注)	1株当たり配当額（円）	基準日	効力発生日
平成19年6月28日 第101期定時株主総会	普通株式	14,171	26	平成19年3月31日	平成19年6月29日
平成19年10月23日 取締役会	普通株式	14,720	27	平成19年9月30日	平成19年12月3日

(注) 持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、平成19年6月28日開催の第101期定時株主総会については、14,186百万円であり、平成19年10月23日開催の取締役会については、14,735百万円であります。

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

(決議)	株式の種類	配当金の総額（百万円）	配当の原資	1株当たり配当額（円）	基準日	効力発生日
平成20年6月27日 第102期定時株主総会	普通株式	14,491	利益剰余金	27	平成20年3月31日	平成20年6月30日

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)		当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)	
※1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係		※1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	
現金及び預金勘定	49,910 百万円	現金及び預金勘定	53,785 百万円
有価証券勘定	36,247	有価証券勘定	54,959
流動資産のその他に含まれる金銭債権信託受益権	2,000	金銭の信託 (流動資産その他)	4,000
預入期間が3か月を超える定期預金	△4	預入期間が3か月を超える定期預金	△109
現金及び現金同等物	88,154	現金及び現金同等物	112,636

(リース取引関係)

前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)

前連結会計年度(自 平成18年4月1日 至 平成19年3月31日)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	減損損失累計額相当額(百万円)	期末残高相当額(百万円)
建物及び構築物	8,632	1,881	―	6,750
機械装置及び運搬具	52	18	―	33
工具、器具及び備品等	6,813	4,812	―	2,001
合計	15,498	6,712	―	8,785

(注) 取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

1年内	1,677 百万円
1年超	7,108
合計	8,785

リース資産減損勘定の残高 ― 百万円

(注) 未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

①支払リース料	1,955百万円
②リース資産減損勘定の取崩額	―
③減価償却費相当額	1,955
④減損損失	―

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

1年内	4,450 百万円
1年超	22,739
合計	27,190

当連結会計年度(自 平成19年4月1日 至 平成20年3月31日)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	減損損失累計額相当額(百万円)	期末残高相当額(百万円)
建物及び構築物	9,519	2,428	―	7,090
機械装置及び運搬具	46	23	―	22
工具、器具及び備品等	4,295	3,402	―	893
合計	13,860	5,853	―	8,006

(注) 同左

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

1年内	1,134 百万円
1年超	6,872
合計	8,006

リース資産減損勘定の残高 ― 百万円

(注) 同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

①支払リース料	1,744百万円
②リース資産減損勘定の取崩額	―
③減価償却費相当額	1,744
④減損損失	―

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

1年内	5,679 百万円
1年超	25,303
合計	30,982

（有価証券関係）

前連結会計年度（平成19年３月31日現在）

１．満期保有目的の債券で時価のあるもの

	種類	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの	国債・地方債等	2,996	2,996	0
	その他	―	―	―
	小計	2,996	2,996	0
時価が連結貸借対照表計上額を超えないもの	国債・地方債等	―	―	―
	その他	―	―	―
	小計	―	―	―
合計		2,996	2,996	0

２．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,572	9,829	7,257
	(2) 債券	―	―	―
	(3) その他	1,020	1,021	0
	小計	3,592	10,850	7,258
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	501	419	△82
	(2) 債券	―	―	―
	(3) その他	1,226	1,226	―
	小計	1,728	1,645	△82
合計		5,321	12,496	7,175

３．当連結会計年度中に売却したその他有価証券（自 平成18年４月１日 至 平成19年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
11	7	0

４．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券 ＭＭＦ	27,306

５．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	2,996	―	―	―
社債	―	―	―	―
その他	4,724	―	―	―
その他	590	―	―	―

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
合　計	8,311	－	－	－

（注）有価証券について1百万円（その他有価証券で時価のある株式1百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当連結会計年度（平成20年3月31日現在）

1．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,541	7,939	5,397
	(2) 債券	－	－	－
	(3) その他	2,022	2,023	1
	小　計	4,563	9,962	5,399
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	784	607	△176
	(2) 債券	－	－	－
	(3) その他	885	884	△0
	小　計	1,669	1,492	△176
合　計		6,233	11,455	5,222

2．当連結会計年度中に売却したその他有価証券（自　平成19年4月1日　至　平成20年3月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
3,100	17	15

3．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
ＣＰ（コマーシャルペーパー）	9,689
(2) その他有価証券	
ＭＭＦ	28,946
ＦＦＦ（フリー　ファイナンシャル　ファンド）	14,038

4．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	－	－	－	－
社債	－	－	－	－
その他	11,112	－	－	－
その他	232	－	－	－
合　計	11,344	－	－	－

（注）有価証券について1百万円（その他有価証券で時価のある株式1百万円）減損処理を行っております。

減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

（デリバティブ取引関係）

1．取引の状況に関する事項

前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日）	当連結会計年度 （自 平成19年4月1日 至 平成20年3月31日）
(1) 取引の内容 通貨スワップ取引及び為替予約取引を利用しております。	(1) 取引の内容 同左
(2) 取引に対する取組方針 債権債務残高及び実需の範囲内でのみデリバティブ取引を利用することとしており、投機的な取引は行わない方針であります。	(2) 取引に対する取組方針 同左
(3) 取引の利用目的 通貨スワップ取引 ：外貨建の資金調達や海外関係会社等への資金の貸付に際し、元本及び金利の為替変動リスクを軽減するため。 為替予約取引 ：外貨建の債権債務等の為替変動リスクを軽減するため。	(3) 取引の利用目的 同左
(4) 取引に係るリスクの内容 通貨スワップ取引及び為替予約取引には、為替相場の変動によるリスクを有しております。なお、デリバティブ取引の契約先は信用度の高い金融機関に限定しているため、相手方の契約不履行によるリスクはほとんどないと認識しております。	(4) 取引に係るリスクの内容 同左
(5) 取引に係るリスク管理体制 デリバティブ取引の実行及び管理は、取引内容や担当組織及び内部牽制制度等を規定した社内規則に基づいて実施しております。	(5) 取引に係るリスク管理体制 同左
(6) 取引の時価等に関する事項についての補足説明 取引の時価等に関する事項についての契約額等は、あくまでもデリバティブ取引における名目的な契約額、または計算上の想定元本であり、当該金額自体がデリバティブ取引のリスクの大きさを示すものではありません。	(6) 取引の時価等に関する事項についての補足説明 同左

2．取引の時価等に関する事項

通貨関連

区分	種類	前連結会計年度（平成19年３月31日現在）				当連結会計年度（平成20年３月31日現在）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	為替予約取引								
	売建								
	米ドル	2,621	－	2,581	39	4,720	－	4,660	59
	その他通貨	1,867	－	1,858	8	1,114	－	1,087	26
	買建								
	米ドル	1,707	－	1,687	△19	416	－	417	0
	円	9	－	9	△0	81	－	79	△2
	英ポンド	847	－	865	17	936	－	872	△64
	その他通貨	39	－	38	△0	－	－	－	－
	通貨スワップ取引								
	受取円・支払米ドル	1,567	738	△68	△68	738	－	54	54
	受取円・支払ユーロ	1,564	－	△276	△276	－	－	－	－
	受取円・支払英ポンド	15,501	15,501	△1,690	△1,690	14,649	13,372	603	603
	受取米ドル・支払ユーロ	3,787	1,587	△358	△358	5,384	1,690	△755	△755
	受取米ドル・支払タイバーツ	3,062	1,001	△88	△88	1,124	－	△148	△148
合　計					△2,436				△225

前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
(注) １．時価の算定方法 為替予約取引については、当連結決算日における先物為替相場によっております。 通貨スワップ取引については、取引相手先金融機関より提示された価格によっております。 ２．ヘッジ会計が適用されているものについては、記載対象から除いております。	(注) １．時価の算定方法 同左 ２．　同左

(退職給付関係)

1．採用している退職給付制度の概要

当社及び一部の国内連結子会社は、確定給付型の制度として、厚生年金基金制度を設けておりましたが、代行部分の返上に伴い、確定給付企業年金法に基づき平成15年６月に確定給付企業年金に移行しました。同時に退職給付制度の改定を行い、キャッシュバランスプラン（市場金利連動型年金）と、将来積立分の一部につき確定拠出年金制度を導入しました。その他、早期退職者に対して、自由定年支援金を支払う場合があります。

他の一部の国内連結子会社は、確定給付型の制度として、退職一時金制度を設けています。その他、従業員の退職等に際して、退職給付会計基準に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

また、一部の在外連結子会社は、確定給付型制度のほか、確定拠出型制度等を設けております。

2．退職給付債務に関する事項

	前連結会計年度 (平成19年３月31日現在) (百万円)	当連結会計年度 (平成20年３月31日現在) (百万円)
イ．退職給付債務	△227,690	△223,668
ロ．年金資産	206,102	194,327
ハ．未積立退職給付債務（イ＋ロ）	△21,588	△29,341
ニ．会計基準変更時差異の未処理額	14,334	13,567
ホ．未認識数理計算上の差異	19,097	19,276
ヘ．未認識過去勤務債務（債務の減額）	△20,155	△18,904
ト．連結貸借対照表計上額純額（ハ＋ニ＋ホ＋ヘ）	△8,312	△15,402
チ．前払年金費用	22,674	16,638
リ．退職給付引当金（ト－チ）	△30,987	△32,041

3．退職給付費用に関する事項

	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日) (百万円)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日) (百万円)
イ．勤務費用	8,716	9,122
ロ．利息費用	4,424	4,572
ハ．期待運用収益	△3,905	△4,420
ニ．会計基準変更時差異の費用処理額	1,790	1,877
ホ．数理計算上の差異の費用処理額（注）２	5,868	6,257
ヘ．過去勤務債務の費用処理額	△2,310	△2,415
ト．退職給付費用（イ＋ロ＋ハ＋ニ＋ホ＋ヘ）	14,584	14,994

前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)	当連結会計年度 (自　平成19年４月１日 至　平成20年３月31日)
(注) １．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として2,266百万円を計上しております。 ２．一部の在外連結子会社は数理計算上の差異について回廊アプローチを適用しております。	(注) １．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として2,384百万円を計上しております。 ２．　　　同左

4．退職給付債務等の計算の基礎に関する事項

	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)	当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)
イ．退職給付見込額の期間配分方法	期間定額基準	同左
ロ．割引率	主として 2.0%	主として 2.0%
ハ．期待運用収益率	主として 2.0%	主として 2.0%
ニ．過去勤務債務の額の処理年数	主として 15年 (発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理しております。)	主として 15年 (同左)
ホ．数理計算上の差異の処理年数	主として 10年 (発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により発生年度から費用処理しております。)	主として 10年 (同左)
ヘ．会計基準変更時差異の処理年数	15年	15年

（ストックオプション等関係）

前連結会計年度（自 平成18年4月1日 至 平成19年3月31日）

1．ストックオプションに係る当連結会計年度における費用計上額及び科目名

販売費及び一般管理費　　301百万円

2．ストックオプションの内容、規模及びその変動状況

(1) ストックオプションの内容

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
付与対象者の区分及び人数	当社取締役　18名	当社取締役　11名 当社使用人　31名 関係会社取締役　4名	当社取締役　11名 当社使用人　81名 関係会社取締役　3名	当社取締役　13名 当社使用人　89名 関係会社取締役　5名
ストックオプションの数	普通株式 168,000株	普通株式　540,000株 （注）	普通株式1,052,000株 （注）	普通株式1,163,000株 （注）
付与日	平成13年7月27日	平成14年7月8日	平成15年7月8日	平成16年7月8日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成15年7月28日 ～平成20年7月25日	平成16年7月1日 ～平成21年6月30日	平成17年7月1日 ～平成22年6月30日	平成18年7月1日 ～平成23年6月30日

（注）株式数に換算して記載しております。

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
付与対象者の区分及び人数	当社取締役　13名 当社使用人　90名 関係会社取締役　5名	当社取締役を 兼務しない　12名 当社執行役員	当社取締役　14名	当社使用人　79名 関係会社取締役　4名
ストックオプションの数	普通株式 1,167,000株 （注）	普通株式　12,000株 （注）	普通株式　26,000株 （注）	普通株式 437,000株 （注）
付与日	平成17年7月8日	平成18年9月29日	平成18年9月29日	平成18年9月29日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成19年7月1日 ～平成24年6月29日	平成20年7月1日 ～平成25年6月28日	平成20年7月1日 ～平成25年6月28日	平成20年7月1日 ～平成25年6月28日

（注）株式数に換算して記載しております。

(2) ストックオプションの規模及びその変動状況

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については、株式数に換算して記載しております。

① ストックオプションの数

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
権利確定前　(株)				
前連結会計年度末	—	—	—	—
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	—
未確定残	—	—	—	—
権利確定後　(株)				
前連結会計年度末	99,000	438,000	696,000	1,151,000
権利確定	—	—	—	—
権利行使	—	38,000	254,000	132,000
失効	24,000	82,000	20,000	40,000
未行使残	75,000	318,000	422,000	979,000

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
権利確定前　(株)				
前連結会計年度末	—	—	—	—
付与	—	12,000	26,000	437,000
失効	—	—	—	—
権利確定	—	12,000	26,000	437,000
未確定残	—	—	—	—
権利確定後　(株)				
前連結会計年度末	1,167,000	—	—	—
権利確定	—	12,000	26,000	437,000
権利行使	—	—	—	—
失効	9,000	—	—	—
未行使残	1,158,000	12,000	26,000	437,000

② 単価情報

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
権利行使価格　(円)	3,275	2,955	2,372	2,695
行使時平均株価　(円)	—	3,198	3,227	3,316
公正な評価単価 (付与日)　(円)	—	—	—	—

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
権利行使価格　(円)	2,685	1	1	3,211
行使時平均株価　(円)	—	—	—	—
公正な評価単価 (付与日)　(円)	—	2,932	2,932	435

3．ストックオプションの公正な評価単価の見積方法

当連結会計年度において付与された平成18年ストックオプションについての公正な評価単価の見積方法は、以下のとおりであります。

①使用した評価技法　　ブラック・ショールズ式

②主な基礎数値及び見積方法

	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
株価変動性　（注）1	19.731％	19.731％	19.731％
予想残存期間　（注）2	4.5年	4.5年	4.5年
予想配当　（注）3	50円／株	50円／株	50円／株
無リスク利子率　（注）4	1.049％	1.049％	1.049％

（注）1．4年6か月（平成14年3月29日から平成18年9月29日まで）の週次株価終値に基づき算定しております。

2．十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3．平成18年3月期中間及び平成18年3月期期末の配当実績によっております。

4．予想残存期間に対応する期間に対応する国債の利回りであります。

4．ストックオプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

当連結会計年度（自 平成19年4月1日 至 平成20年3月31日）

1．ストックオプションに係る当連結会計年度における費用計上額及び科目名

売上原価　　　　10百万円

販売費及び一般管理費　　289百万円

2．失効による当連結会計年度における利益計上額

3百万円

3．ストックオプションの内容、規模及びその変動状況

(1) ストックオプションの内容

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
付与対象者の区分及び人数	当社取締役　18名	当社取締役　11名 当社使用人　31名 関係会社取締役　4名	当社取締役　11名 当社使用人　81名 関係会社取締役　3名	当社取締役　13名 当社使用人　89名 関係会社取締役　5名
ストックオプションの数	普通株式 168,000株	普通株式　540,000株 (注)	普通株式1,052,000株 (注)	普通株式1,163,000株 (注)
付与日	平成13年7月27日	平成14年7月8日	平成15年7月8日	平成16年7月8日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成15年7月28日 ～平成20年7月25日	平成16年7月1日 ～平成21年6月30日	平成17年7月1日 ～平成22年6月30日	平成18年7月1日 ～平成23年6月30日

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
付与対象者の区分及び人数	当社取締役　13名 当社使用人　90名 関係会社取締役　5名	当社取締役を 兼務しない　12名 当社執行役員	当社取締役　14名	当社使用人　79名 関係会社取締役　4名
ストックオプションの数	普通株式 1,167,000株 (注)	普通株式　12,000株 (注)	普通株式　26,000株 (注)	普通株式 437,000株 (注)
付与日	平成17年7月8日	平成18年9月29日	平成18年9月29日	平成18年9月29日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成19年7月1日 ～平成24年6月29日	平成20年7月1日 ～平成25年6月28日	平成20年7月1日 ～平成25年6月28日	平成20年7月1日 ～平成25年6月28日

	平成19年 Ⅰ ストックオプション	平成19年 Ⅱ ストックオプション	平成19年 Ⅲ ストックオプション
付与対象者の区分及び人数	当社取締役　　13名	当社取締役を 兼務しない　14名 当社執行役員	当社使用人　　78名 関係会社取締役　4名
ストックオプションの数	普通株式　25,000株 (注)	普通株式　14,000株 (注)	普通株式 430,000株 (注)
付与日	平成19年８月31日	平成19年８月31日	平成19年８月31日
権利確定条件	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません
権利行使期間	平成21年７月１日 ～平成26年６月30日	平成21年７月１日 ～平成26年６月30日	平成21年９月１日 ～平成26年８月29日

(注) 株式数に換算して記載しております。

(2) ストックオプションの規模及びその変動状況

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については、株式数に換算して記載しております。

① ストックオプションの数

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
権利確定前　（株）				
前連結会計年度末	－	－	－	－
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	－	－
権利確定後　（株）				
前連結会計年度末	75,000	318,000	422,000	979,000
権利確定	－	－	－	－
権利行使	6,000	104,000	152,000	200,000
失効	－	16,000	－	21,000
未行使残	69,000	198,000	270,000	758,000

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
権利確定前　（株）				
前連結会計年度末	－	－	－	－
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	－	－
権利確定後　（株）				
前連結会計年度末	1,158,000	12,000	26,000	437,000
権利確定	－	－	－	－
権利行使	151,000	－	－	－
失効	12,000	－	－	7,000
未行使残	995,000	12,000	26,000	430,000

	平成19年 Ⅰ ストックオプション	平成19年 Ⅱ ストックオプション	平成19年 Ⅲ ストックオプション
権利確定前　（株）			
前連結会計年度末	－	－	－
付与	25,000	14,000	430,000
失効	－	－	－
権利確定	25,000	14,000	430,000
未確定残	－	－	－
権利確定後　（株）			
前連結会計年度末	－	－	－
権利確定	25,000	14,000	430,000
権利行使	－	－	－
失効	－	－	－
未行使残	25,000	14,000	430,000

② 単価情報

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
権利行使価格　(円)	3,275	2,955	2,372	2,695
行使時平均株価　(円)	3,380	3,342	3,344	3,323
公正な評価単価 (付与日)　(円)	－	－	－	－

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
権利行使価格　(円)	2,685	1	1	3,211
行使時平均株価　(円)	3,277	－	－	－
公正な評価単価 (付与日)　(円)	－	2,932	2,932	435

	平成19年 Ⅰ ストックオプション	平成19年 Ⅱ ストックオプション	平成19年 Ⅲ ストックオプション
権利行使価格　(円)	1	1	3,446
行使時平均株価　(円)	－	－	－
公正な評価単価 (付与日)　(円)	3,063	3,063	420

4．ストックオプションの公正な評価単価の見積方法

当連結会計年度において付与された平成19年ストックオプションについての公正な評価単価の見積方法は、以下のとおりであります。

①使用した評価技法　　ブラック・ショールズ式

②主な基礎数値及び見積方法

	平成19年 Ⅰ ストックオプション	平成19年 Ⅱ ストックオプション	平成19年 Ⅲ ストックオプション
株価変動性　(注) 1	19.440％	19.440％	19.440％
予想残存期間　(注) 2	4.5年	4.5年	4.5年
予想配当　(注) 3	52円／株	52円／株	52円／株
無リスク利子率　(注) 4	1.146％	1.146％	1.146％

(注) 1．4年6か月(平成15年2月28日から平成19年8月31日まで)の週次株価終値に基づき算定しております。

2．十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3．平成19年3月期中間及び平成19年3月期期末の配当実績によっております。

4．予想残存期間に対応する期間に対応する国債の利回りであります。

5．ストックオプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前連結会計年度 (平成19年３月31日現在)	当連結会計年度 (平成20年３月31日現在)
繰延税金資産		
減価償却費	67,182 百万円	48,058 百万円
退職給付引当金	11,603	11,956
未払費用	11,593	12,064
未払事業税	1,166	2,175
繰越欠損金	38,225	49,226
その他	18,235	17,455
繰延税金資産小計	148,005	140,936
評価性引当額	△46,058	△36,353
繰延税金資産合計	101,947	104,582
繰延税金負債		
その他有価証券評価差額金	△2,939	△2,175
留保利益	△14,804	△16,171
圧縮記帳積立金	△4,598	△4,559
前払年金費用	△8,996	△6,312
その他	△6,319	△6,129
繰延税金負債合計	△37,658	△35,348
繰延税金資産の純額	64,288	69,233

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

前連結会計年度 (平成19年３月31日)	当連結会計年度 (平成20年３月31日)
法定実効税率と税効果会計適用後の法人税等の負担率との間の差異が法定実効税率の100分の５以下であるため注記を省略しております。	同左

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自 平成18年4月1日 至 平成19年3月31日)

	家庭用製品事業(百万円)	化粧品事業(百万円)	工業用製品事業(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	—	1,231,808
(2) セグメント間の内部売上高又は振替高	—	—	29,212	29,212	(29,212)	—
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	292,146	202,429	1,140,393	(29,443)	1,110,949
営業利益	98,930	516	21,180	120,627	231	120,858
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	439,985	563,715	210,782	1,214,483	33,314	1,247,797
減価償却費	42,017	37,072	13,081	92,171	—	92,171
減損損失	1,108	—	137	1,245	—	1,245
資本的支出	23,541	28,395	18,206	70,143	—	70,143

(注) 1. 事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

2. 各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上げ剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、当社の金融資産(現金及び預金、有価証券、投資有価証券等)であり、金額は下記のとおりであります。

当連結会計年度 33,983百万円

4. 減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

当連結会計年度（自 平成19年4月1日 至 平成20年3月31日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	627,914	191,299	274,656	1,093,871	224,642	1,318,513	—	1,318,513
(2) セグメント間の内部売上高又は振替高	—	—	—	—	34,030	34,030	(34,030)	—
計	627,914	191,299	274,656	1,093,871	258,673	1,352,544	(34,030)	1,318,513
営業費用	600,630	178,143	218,595	997,370	238,988	1,236,358	(34,098)	1,202,260
営業利益	27,283	13,155	56,061	96,500	19,684	116,185	67	116,252
Ⅱ 資産、減価償却費、減損損失及び資本的支出								
資産	742,856	93,949	119,858	956,664	223,339	1,180,004	52,597	1,232,601
減価償却費	58,224	9,598	10,606	78,428	15,015	93,444	—	93,444
減損損失	321	188	239	750	563	1,313	—	1,313
資本的支出	18,478	7,816	8,394	34,690	14,354	49,044	—	49,044

（注）1．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。

2．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアケア製品、ヘアカラー
	ヒューマンヘルスケア事業	フード＆ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上げ剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

当連結会計年度　54,081百万円

4．減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

5．事業区分の変更

従来、事業の種類別セグメントの事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の３事業区分に分類しておりましたが、平成19年４月１日の当社の組織再編に伴い、「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の４事業区分に変更しております。この組織再編は、市場での少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するためのものであります。この組織再編に伴う事業区分の変更は、当社グループの経営管理の実態を適正に表示するためのものであります。

6．変更後の事業区分の方法による前連結会計年度の事業の種類別セグメント情報は、以下のとおりであります。

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	584,284	183,607	269,519	1,037,411	194,396	1,231,808	—	1,231,808
(2) セグメント間の内部売上高又は振替高	—	—	—	—	29,212	29,212	(29,212)	—
計	584,284	183,607	269,519	1,037,411	223,609	1,261,020	(29,212)	1,231,808
営業費用	554,441	171,795	211,703	937,940	202,429	1,140,369	(29,419)	1,110,949
営業利益	29,842	11,811	57,816	99,470	21,180	120,650	207	120,858
Ⅱ 資産、減価償却費、減損損失及び資本的支出								
資産	794,286	89,358	120,056	1,003,700	210,782	1,214,483	33,314	1,247,797
減価償却費	56,819	10,323	11,946	79,089	13,081	92,171	—	92,171
減損損失	111	118	879	1,108	137	1,245	—	1,245
資本的支出	35,168	6,860	9,907	51,936	18,206	70,143	—	70,143

【所在地別セグメント情報】

最近２連結会計年度の所在地別セグメント情報は次のとおりであります。

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	906,790	99,737	106,246	119,033	1,231,808	－	1,231,808
(2) セグメント間の内部売上高又は振替高	17,405	26,252	484	16,883	61,026	(61,026)	－
計	924,196	125,989	106,730	135,917	1,292,834	(61,026)	1,231,808
営業費用	821,973	123,421	98,976	127,230	1,171,602	(60,652)	1,110,949
営業利益	102,222	2,567	7,754	8,687	121,232	(374)	120,858
Ⅱ 資産	908,196	122,118	86,293	144,360	1,260,968	(13,171)	1,247,797

当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	949,816	120,600	110,237	137,859	1,318,513	－	1,318,513
(2) セグメント間の内部売上高又は振替高	18,778	37,695	779	16,787	74,040	(74,040)	－
計	968,594	158,295	111,016	154,647	1,392,554	(74,040)	1,318,513
営業費用	870,234	157,215	104,169	145,630	1,277,250	(74,989)	1,202,260
営業利益	98,360	1,079	6,846	9,016	115,303	949	116,252
Ⅱ 資産	869,201	136,155	83,291	147,752	1,236,400	(3,799)	1,232,601

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

３．資産のうち消去又は全社の項目に含めた全社資産の金額は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前連結会計年度　33,983百万円

当連結会計年度　54,081百万円

【海外売上高】

最近２連結会計年度の海外売上高は次のとおりであります。

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	アジア	米州	欧州	計
Ⅰ 海外売上高（百万円）	112,274	108,684	114,557	335,516
Ⅱ 連結売上高（百万円）				1,231,808
Ⅲ 連結売上高に占める海外売上高の割合（％）	9.1	8.8	9.3	27.2

当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）

	アジア	米州	欧州	計
Ⅰ 海外売上高（百万円）	135,045	113,815	131,859	380,720
Ⅱ 連結売上高（百万円）				1,318,513
Ⅲ 連結売上高に占める海外売上高の割合（％）	10.3	8.6	10.0	28.9

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．各区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州 ：米国、カナダ、メキシコ

(3) 欧州 ：ヨーロッパ諸国、南アフリカ

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

【関連当事者との取引】

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合（％）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	後藤 卓也	－	－	当社取締役（財）花王芸術・科学財団理事長	被所有直接 0.0	－	－	（財）花王芸術・科学財団への拠出金（注）1	22	－	－
役員	高橋 温	－	－	当社取締役住友信託銀行㈱代表取締役会長	被所有直接 0.0	－	－	資金の借入（注）2	3,400	一年以内に返済予定の長期借入金	2,000
										長期借入金	14,600
								利息の支払（注）2	73	－	－

取引条件及び取引条件の決定方針等

（注）１．（財）花王芸術・科学財団の事業計画を総合的に勘案して決定しております。

２．資金の借入及び利息の支払いについては、取締役高橋 温氏が代表権を有する第三者（住友信託銀行㈱）との取引であり、他の金融機関との取引と同様、一般的な借入条件で行っております。なお、資金の借入の取引金額は、当連結会計年度における返済金額であります。

【関連当事者情報】

当連結会計年度（自 平成19年４月１日 至 平成20年３月31日）

連結財務諸表提出会社と関連当事者との取引

連結財務諸表提出会社の役員及び主要株主（個人の場合に限る。）等

種類	会社等の名称又は氏名	所在地	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合（％）	関連当事者との関係	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員	高橋 温	－	－	当社取締役住友信託銀行㈱代表取締役会長	被所有直接 0.0	資金の借入	資金の借入（注）	3,800	一年以内に返済予定の長期借入金	2,000
									長期借入金	10,800
							利息の支払（注）	131	－	－

取引条件及び取引条件の決定方針等

（注）資金の借入及び利息の支払いについては、取締役高橋 温氏が代表権を有する第三者（住友信託銀行㈱）との取引であり、他の金融機関との取引と同様、一般的な借入条件で行っております。なお、資金の借入の取引金額は、当連結会計年度における返済金額であります。

（追加情報）

当連結会計年度より、「関連当事者の開示に関する会計基準」（企業会計基準第11号 平成18年10月17日）及び「関連当事者の開示に関する会計基準の適用指針」（企業会計基準適用指針第13号 平成18年10月17日）を早期適用しております。

（１株当たり情報）

前連結会計年度 （自 平成18年４月１日 至 平成19年３月31日）		当連結会計年度 （自 平成19年４月１日 至 平成20年３月31日）	
１株当たり純資産額	1,035.66円	１株当たり純資産額	1,070.67円
１株当たり当期純利益	129.41円	１株当たり当期純利益	122.53円
潜在株式調整後１株当たり当期純利益	129.29円	潜在株式調整後１株当たり当期純利益	122.41円

(注) １．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前連結会計年度末 （平成19年３月31日）	当連結会計年度末 （平成20年３月31日）
純資産の部の合計額（百万円）	574,751	584,709
純資産の部の合計額から控除する金額（百万円）	10,219	10,671
（うち新株予約権）	(301)	(598)
（うち少数株主持分）	(9,917)	(10,072)
普通株式に係る期末の純資産額（百万円）	564,531	574,038
普通株式の発行済株式数（千株）	549,443	549,443
普通株式の自己株式数（千株）	4,349	13,296
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	545,094	536,147

２．１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自 平成18年４月１日 至 平成19年３月31日）	当連結会計年度 （自 平成19年４月１日 至 平成20年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	70,527	66,561
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	70,527	66,561
期中平均株式数（千株）	544,995	543,227
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	520	539
（うち新株予約権）	(520)	(539)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成19年６月28日定時株主総会決議ストックオプション （新株予約権　430個） 普通株式　430千株

（重要な後発事象）

該当事項はありません。

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高(百万円)	当期末残高(百万円)	利率(%)	担保	償還期限
花王株式会社	第１回無担保社債	平成18年８月11日	50,000	50,000	1.60	なし	平成23年６月20日
花王株式会社	第２回無担保社債	平成18年８月11日	49,995	49,996	1.91	なし	平成25年６月20日
合 計	－	－	99,995	99,996	－	－	－

(注) 連結決算日後５年間の償還予定額は以下のとおりであります。

１年以内(百万円)	１年超２年以内(百万円)	２年超３年以内(百万円)	３年超４年以内(百万円)	４年超５年以内(百万円)
－	－	－	50,000	－

【借入金等明細表】

区 分	前期末残高(百万円)	当期末残高(百万円)	平均利率(%)	返済期限
短期借入金	21,877	21,828	3.76	－
１年以内に返済予定の長期借入金	22,062	22,049	0.96	－
１年以内に返済予定のリース債務	－	－	－	－
長期借入金（１年以内に返済予定のものを除く。）	211,774	169,764	1.21	平成21～25年
リース債務（１年以内に返済予定のものを除く。）	－	－	－	－
その他の有利子負債 流動負債「その他」（預り金） 固定負債「その他」（長期預り金）	 5,261 5,230	 5,543 5,726	 0.77 0.45	 － －
合 計	266,205	224,912	－	－

(注) １．平均利率については、期末借入金残高に対する加重平均利率を記載しております。

２．長期借入金（１年以内に返済予定のものを除く。）の連結決算日後５年内における返済予定額は以下のとおりであります。なお、３年以内の返済金額は、予定されている最低金額にて記載しております。

	１年超２年以内(百万円)	２年超３年以内(百万円)	３年超４年以内(百万円)	４年超５年以内(百万円)
長期借入金	22,559	96,849	30,013	20,342

（２）【その他】

①決算日後の状況

特記事項はありません。

②訴訟

当社グループが当事者になっている係争中の訴訟が存在するものの、当社グループの経営成績及び財政状態に重要な影響を及ぼすものはないと考えております。

2 【財務諸表等】

(1) 【財務諸表】

①【貸借対照表】

区分	注記番号	前事業年度(平成19年3月31日現在) 金額(百万円)		構成比(%)	当事業年度(平成20年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1. 現金及び預金			19,569			19,645	
2. 売掛金	※3		58,285			57,303	
3. 有価証券			6,590			23,727	
4. 製品	※2		29,512			32,685	
5. 原材料			7,619			9,210	
6. 仕掛品			9,440			11,292	
7. 貯蔵品			2,000			2,061	
8. 前払費用	※3		2,968			2,933	
9. 繰延税金資産			6,656			8,513	
10. 関係会社短期貸付金			8,459			4,532	
11. 未収入金	※3		8,237			10,003	
12. その他	※3		4,738			6,859	
13. 貸倒引当金			△248			△1,948	
流動資産合計			163,830	16.2		186,822	18.8
Ⅱ 固定資産							
(1) 有形固定資産							
1. 建物	※1	189,911			192,221		
減価償却累計額		139,063	50,848		143,971	48,249	
2. 構築物	※1	58,978			59,858		
減価償却累計額		48,889	10,088		50,234	9,624	
3. 機械及び装置	※1	493,272			495,964		
減価償却累計額		442,513	50,758		447,465	48,498	
4. 車両運搬具		2,420			2,429		
減価償却累計額		2,270	150		2,287	142	
5. 工具、器具及び備品		50,787			50,514		
減価償却累計額		44,661	6,126		45,105	5,408	
6. 土地			44,488			44,423	
7. 建設仮勘定			3,992			4,290	
有形固定資産合計			166,454	16.5		160,637	16.1
(2) 無形固定資産							
1. 特許権			18,938			16,211	
2. 借地権			24			24	
3. 商標権			148,400			127,787	
4. 実用新案権			475			351	
5. 意匠権			3,946			3,283	
6. ソフトウェア			5,795			4,862	
7. その他			984			3,387	
無形固定資産合計			178,564	17.7		155,907	15.7
(3) 投資その他の資産							
1. 投資有価証券			10,481			10,143	
2. 関係会社株式			387,325			387,674	
3. 関係会社出資金			54,045			54,356	
4. 関係会社長期貸付金			15,388			13,372	
5. 長期前払費用			102			396	
6. 繰延税金資産			15,681			12,888	
7. 前払年金費用			13,850			―	
8. その他			3,032			11,960	
投資その他の資産合計			499,907	49.6		490,792	49.4
固定資産合計			844,927	83.8		807,337	81.2
資産合計			1,008,757	100.0		994,160	100.0

区分	注記番号	前事業年度（平成19年３月31日現在）金額（百万円）		構成比（%）	当事業年度（平成20年３月31日現在）金額（百万円）		構成比（%）
（負債の部）							
Ⅰ 流動負債							
1．買掛金	※３		64,764			66,121	
2．一年以内に返済予定の長期借入金			22,000			22,000	
3．未払金			13,625			12,923	
4．未払費用			45,849			44,034	
5．未払法人税等			3,930			22,142	
6．預り金	※３		34,875			58,540	
7．その他			8,366			4,514	
流動負債合計			193,412	19.2		230,276	23.2
Ⅱ 固定負債							
1．社債			99,995			99,996	
2．長期借入金			210,600			168,800	
3．退職給付引当金			759			823	
4．役員退職慰労引当金			163			163	
5．その他			84			135	
固定負債合計			311,602	30.9		269,919	27.1
負債合計			505,015	50.1		500,195	50.3
（純資産の部）							
Ⅰ 株主資本							
1．資本金			85,424	8.5		85,424	8.6
2．資本剰余金							
(1) 資本準備金		108,888			108,888		
(2) その他資本剰余金		4			—		
資本剰余金合計			108,893	10.8		108,888	10.9
3．利益剰余金							
(1) 利益準備金		14,116			14,116		
(2) その他利益剰余金							
特別償却準備金		147			110		
圧縮記帳積立金		6,539			6,438		
別途積立金		221,799			249,799		
繰越利益剰余金		72,610			64,654		
利益剰余金合計			315,214	31.2		335,120	33.7
4．自己株式			△9,850	△1.0		△38,978	△3.9
株主資本合計			499,681	49.5		490,454	49.3
Ⅱ 評価・換算差額等							
その他有価証券評価差額金			3,759	0.4		2,910	0.3
評価・換算差額等合計			3,759	0.4		2,910	0.3
Ⅲ 新株予約権			301	0.0		598	0.1
純資産合計			503,741	49.9		493,964	49.7
負債純資産合計			1,008,757	100.0		994,160	100.0

② 【損益計算書】

区分	注記番号	前事業年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（％）	当事業年度（自 平成19年4月1日 至 平成20年3月31日）金額（百万円）		百分比（％）
Ⅰ 売上高	※1		709,554	100.0		734,307	100.0
Ⅱ 売上原価							
1．製品期首たな卸高	※2	27,883			29,512		
2．当期商品仕入高		54,193			54,556		
3．当期製品製造原価		253,728			270,396		
合計		335,805			354,465		
4．他勘定振替高	※3	3,354			2,268		
5．製品期末たな卸高	※2	29,512			32,685		
6．低価法によるたな卸資産評価損		38	302,977	42.7	27	319,538	43.5
売上総利益			406,577	57.3		414,768	56.5
Ⅲ 販売費及び一般管理費							
1．販売費	※4	258,452			264,000		
2．一般管理費	※4,5	69,511	327,963	46.2	73,139	337,139	45.9
営業利益			78,613	11.1		77,628	10.6
Ⅳ 営業外収益							
1．受取利息	※1	286			492		
2．有価証券利息		8			115		
3．受取配当金	※1	6,774			9,713		
4．為替差益		392			－		
5．その他	※1	2,450	9,913	1.4	2,793	13,114	1.7
Ⅴ 営業外費用							
1．支払利息	※1	2,045			2,893		
2．社債利息		1,114			1,760		
3．その他		415	3,575	0.5	615	5,269	0.7
経常利益			84,951	12.0		85,473	11.6
Ⅵ 特別利益							
1．固定資産売却益	※6	5			27		
2．関係会社株式売却益		8,290			130		
3．その他		12	8,307	1.2	7	165	0.0
Ⅶ 特別損失							
1．固定資産除却損	※7	1,762			1,300		
2．関係会社出資金評価損		1,558			1,327		
3．関係会社株式評価損		459			－		
4．貸倒引当金繰入額	※8	－			745		
5．その他		49	3,829	0.6	68	3,442	0.4
税引前当期純利益			89,429	12.6		82,196	11.2
法人税、住民税及び事業税		21,798			31,805		
法人税等調整額		9,978	31,776	4.5	1,513	33,318	4.5
当期純利益			57,653	8.1		48,877	6.7

製造原価明細書

		前事業年度 (自 平成18年4月1日 至 平成19年3月31日)		当事業年度 (自 平成19年4月1日 至 平成20年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
Ⅰ 原材料費		184,355	72.9	204,517	75.1
Ⅱ 労務費		20,424	8.1	20,523	7.6
Ⅲ 経費		48,033	19.0	47,207	17.3
(うち減価償却費)		(18,806)	(7.4)	(17,915)	(6.6)
(うち外注加工費)		(13,697)	(5.4)	(13,920)	(5.1)
当期総製造費用		252,813	100.0	272,248	100.0
期首仕掛品たな卸高		10,356		9,440	
計		263,169		281,688	
期末仕掛品たな卸高		9,440		11,292	
当期製品製造原価		253,728		270,396	

(注) 標準原価に基づく工程別総合原価計算を採用し、期末に原価差額を調整しております。

③【株主資本等変動計算書】

前事業年度（自 平成18年４月１日 至 平成19年３月31日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成18年３月31日 残高（百万円）	85,424	108,888	―	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
事業年度中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
剰余金の配当									△14,183	△14,183		△14,183
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						23			△23	―		―
利益処分による特別償却準備金の取崩						△18			18	―		―
特別償却準備金の取崩						△48			48	―		―
圧縮記帳積立金の積立							5		△5	―		―
利益処分による圧縮記帳積立金の取崩							△109		109	―		―
圧縮記帳積立金の取崩							△101		101	―		―
利益処分による別途積立金の積立								20,000	△20,000	―		―
当期純利益									57,653	57,653		57,653
自己株式の取得											△1,085	△1,085
自己株式の処分			4	4							1,212	1,216
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計（百万円）	―	―	4	4	―	△43	△205	20,000	10,007	29,758	127	29,889
平成19年３月31日 残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年３月31日 残高（百万円）	4,652	4,652	―	474,444
事業年度中の変動額				
利益処分による利益配当				△13,637
剰余金の配当				△14,183
利益処分による役員賞与				△73
特別償却準備金の積立				―
利益処分による特別償却準備金の取崩				―
特別償却準備金の取崩				―
圧縮記帳積立金の積立				―
利益処分による圧縮記帳積立金の取崩				―
圧縮記帳積立金の取崩				―
利益処分による別途積立金の積立				―
当期純利益				57,653
自己株式の取得				△1,085
自己株式の処分				1,216
株主資本以外の項目の事業年度中の変動額（純額）	△893	△893	301	△592
事業年度中の変動額合計（百万円）	△893	△893	301	29,297
平成19年３月31日 残高（百万円）	3,759	3,759	301	503,741

当事業年度（自 平成19年４月１日 至 平成20年３月31日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成19年3月31日 残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681
事業年度中の変動額												
剰余金の配当									△28,922	△28,922		△28,922
特別償却準備金の積立						15			△15	−		−
特別償却準備金の取崩						△52			52	−		−
圧縮記帳積立金の取崩							△100		100	−		−
別途積立金の積立								28,000	△28,000	−		−
当期純利益									48,877	48,877		48,877
自己株式の取得											△30,958	△30,958
自己株式の処分			△4	△4					△48	△48	1,830	1,777
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計（百万円）	−	−	△4	△4	−	△37	△100	28,000	△7,956	19,905	△29,128	△9,226
平成20年3月31日 残高（百万円）	85,424	108,888	−	108,888	14,116	110	6,438	249,799	64,654	335,120	△38,978	490,454

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成19年3月31日 残高（百万円）	3,759	3,759	301	503,741
事業年度中の変動額				
剰余金の配当				△28,922
特別償却準備金の積立				−
特別償却準備金の取崩				−
圧縮記帳積立金の取崩				−
別途積立金の積立				−
当期純利益				48,877
自己株式の取得				△30,958
自己株式の処分				1,777
株主資本以外の項目の事業年度中の変動額（純額）	△848	△848	297	△551
事業年度中の変動額合計（百万円）	△848	△848	297	△9,777
平成20年3月31日 残高（百万円）	2,910	2,910	598	493,964

重要な会計方針

前事業年度 (自 平成18年4月1日 至 平成19年3月31日)	当事業年度 (自 平成19年4月1日 至 平成20年3月31日)
1．有価証券の評価基準及び評価方法 満期保有目的の債券 償却原価法（定額法） 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの …移動平均法による原価法	1．有価証券の評価基準及び評価方法 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左
2．たな卸資産の評価基準及び評価方法 総平均法による低価法	2．たな卸資産の評価基準及び評価方法 同左
3．固定資産の減価償却の方法 (1) 有形固定資産 定率法を採用しており、実質的残存価額まで償却しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…7年、9年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 特許権………………………8年 商標権………………………10年 自社利用のソフトウェア…5年	3．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左
4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。	4．外貨建の資産及び負債の本邦通貨への換算基準 同左

前事業年度 (自 平成18年４月１日 至 平成19年３月31日)	当事業年度 (自 平成19年４月１日 至 平成20年３月31日)
５．引当金の計上基準 (1) 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「前払年金費用」に計上しております。 (3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	５．引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 (3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、当事業年度末に在任の取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前事業年度 (自 平成18年4月1日 至 平成19年3月31日)	当事業年度 (自 平成19年4月1日 至 平成20年3月31日)
6．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	6．リース取引の処理方法 同左
7．ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ 外貨建貸付金 金利スワップ 借入金及び社債 (3) ヘッジ方針 当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50％以上をヘッジする方針であります。	7．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左
8．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 税抜方式によっております。	8．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左

会計処理方法の変更

前事業年度 (自 平成18年4月1日 至 平成19年3月31日)	当事業年度 (自 平成19年4月1日 至 平成20年3月31日)
1．役員賞与に関する会計基準 当事業年度より、「役員賞与に関する会計基準」（企業会計基準第4号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前当期純利益は、それぞれ110百万円減少しております。 2．貸借対照表の純資産の部の表示に関する会計基準 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を適用しております。従来の資本の部の合計に相当する金額は503,440百万円であります。 なお、当事業年度における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成しております。 3．企業結合に係る会計基準等 当事業年度より、「企業結合に係る会計基準」（企業会計審議会 平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 改正平成18年12月22日）を適用しております。これによる損益に与える影響はありません。 4．ストック・オプション等に関する会計基準 当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年5月31日）を適用しております。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ301百万円減少しております。 5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当事業年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第1号 最終改正平成18年8月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第2号 最終改正平成18年8月11日）を適用しております。これによる損益に与える影響はありません。 6．金融商品に関する会計基準の改正 当事業年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年8月11日）を適用しております。これによる損益に与える影響は軽微であります。	――――――

表示方法の変更

前事業年度 （自 平成18年4月1日 至 平成19年3月31日）	当事業年度 （自 平成19年4月1日 至 平成20年3月31日）
（貸借対照表） 従来、投資その他の資産の「その他」に含めて表示しておりました「前払年金費用」（前事業年度6,216百万円）は、資産の総額の100分の1を超えることになったため区分掲記しております。	（貸借対照表） 従来、区分掲記しておりました「前払年金費用」（当事業年度 8,976百万円）は、資産の総額の100分の1以下となったため、投資その他の資産の「その他」に含めて表示しております。
（損益計算書） 1．従来、区分掲記しておりました「支払手数料」（当事業年度 59百万円）は、営業外費用の総額の100分の10以下となったため、営業外費用の「その他」に含めて表示しております。 2．従来、区分掲記しておりました「投資有価証券売却益」（当事業年度 7百万円）は、特別利益の総額の100分の10以下となったため、特別利益の「その他」に含めて表示しております。	（損益計算書） 従来、区分掲記しておりました「関係会社株式評価損」（当事業年度 23百万円）は、特別損失の総額の100分の10以下となったため、特別損失の「その他」に含めて表示しております。

注記事項

（貸借対照表関係）

前事業年度 （平成19年3月31日現在）	当事業年度 （平成20年3月31日現在）
※1．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。	※1．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は976百万円であり、その内訳は建物54百万円、構築物35百万円、機械及び装置886百万円であります。
※2．商品を含んでおります。	※2．同左
※3．関係会社に対するものが次のとおり含まれております。 売掛金　38,033百万円 売掛金以外の債権合計　8,344 買掛金　3,612 預り金　34,025	※3．関係会社に対するものが次のとおり含まれております。 売掛金　38,142百万円 売掛金以外の資産合計　10,482 買掛金　5,034 預り金　57,684
4．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他3行）からの借入金に対し、540百万円の連帯保証を行っております。 また、関係会社1社の金融機関からの借入金に対し、155百万円の保証を行っております。 (2) 関係会社1社の地方自治体からの借入金に対し、357百万円の保証予約を行っております。 (3) 関係会社1社の政府系機関からの借入金に対し、205百万円の経営指導念書等の差入れを金融機関に行っております。	4．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他3行）からの借入金に対し、471百万円の連帯保証を行っております。 また、関係会社1社の金融機関からの借入金に対し、418百万円の保証を行っております。 (2) 関係会社1社の地方自治体からの借入金に対し、303百万円の保証予約を行っております。 (3) 関係会社1社の政府系機関からの借入金に対し、124百万円の経営指導念書等の差入れを金融機関に行っております。

（損益計算書関係）

前事業年度 （自 平成18年４月１日 至 平成19年３月31日）	当事業年度 （自 平成19年４月１日 至 平成20年３月31日）
※１．関係会社との取引に係るものが次のとおり含まれております。 売上高 641,232百万円 受取配当金 6,675 受取配当金以外の営業外収益の合計 1,226 支払利息 205	※１．関係会社との取引に係るものが次のとおり含まれております。 売上高 660,642百万円 受取配当金 9,584 受取配当金以外の営業外収益の合計 1,439 支払利息 412
※２．商品を含んでおります。	※２．同左
※３．他勘定振替高は、製品を拡売費及び販促費その他に振替えた額であります。	※３．同左
※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 (1) 販売費 販売手数料 123,079百万円 荷造発送費 17,022 広告宣伝費 56,021 拡売費及び販促費 24,007 給与手当・賞与 9,021 減価償却費 12,932 (2) 一般管理費 給料手当・賞与 7,303百万円 減価償却費 19,250 研究開発費 36,048 （うち、減価償却費 3,838）	※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 (1) 販売費 販売手数料 125,211百万円 荷造発送費 17,655 広告宣伝費 57,746 拡売費及び販促費 24,394 給料手当・賞与 9,280 減価償却費 12,029 (2) 一般管理費 給料手当・賞与 8,254百万円 減価償却費 19,812 研究開発費 36,311 （うち、減価償却費 3,623）
※５．一般管理費に含まれる研究開発費は、36,048百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※５．一般管理費に含まれる研究開発費は、36,311百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※６．固定資産売却益の内訳は次のとおりであります。 機械装置他 5百万円	※６．固定資産売却益の内訳は次のとおりであります。 工具、器具及び備品他 27百万円
※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置 1,282百万円 建物他 479	※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置 912百万円 建物他 387
――――――	※８．貸倒引当金繰入額は関係会社短期貸付金に係るものであります。

（株主資本等変動計算書関係）

前事業年度（自 平成18年４月１日 至 平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式	3,924	340	472	3,793
合 計	3,924	340	472	3,793

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少472千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株であります。

当事業年度（自 平成19年４月１日 至 平成20年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式	3,793	9,604	657	12,739
合 計	3,793	9,604	657	12,739

（注）普通株式の自己株式の株式数の増加9,604千株は、取締役会決議に基づく自己株式の取得による増加9,315千株及び単元未満株式の買い取りによる増加289千株であります。
普通株式の自己株式の株式数の減少657千株は、ストックオプションの行使による減少613千株及び単元未満株式の売り渡しによる減少44千株であります。

（リース取引関係）

前事業年度 (自 平成18年4月1日 至 平成19年3月31日)	当事業年度 (自 平成19年4月1日 至 平成20年3月31日)
1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

前事業年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	減損損失累計額相当額(百万円)	期末残高相当額(百万円)
建物等	8,617	1,872	－	6,745

当事業年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	減損損失累計額相当額(百万円)	期末残高相当額(百万円)
建物等	9,504	2,417	－	7,087

前事業年度	当事業年度
(注) 取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。	(注) 同左
(2) 未経過リース料期末残高相当額等 未経過リース料期末残高相当額 1年内 476 百万円 1年超 6,269 合計 6,745	(2) 未経過リース料期末残高相当額等 未経過リース料期末残高相当額 1年内 572 百万円 1年超 6,514 合計 7,087
リース資産減損勘定の残高 － 百万円	リース資産減損勘定の残高 － 百万円
(注) 未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。	(注) 同左
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失 ①支払リース料 476 百万円 ②リース資産減損勘定の取崩額 － ③減価償却費相当額 476 ④減損損失 －	(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失 ①支払リース料 544 百万円 ②リース資産減損勘定の取崩額 － ③減価償却費相当額 544 ④減損損失 －
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
2．オペレーティング・リース取引 未経過リース料 1年内 635 百万円 1年超 8,770 合計 9,406	2．オペレーティング・リース取引 未経過リース料 1年内 708 百万円 1年超 9,118 合計 9,826

(有価証券関係)

前事業年度（自 平成18年４月１日 至 平成19年３月31日）及び当事業年度（自 平成19年４月１日 至 平成20年３月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

(税効果会計関係)

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前事業年度 (平成19年３月31日現在)	当事業年度 (平成20年３月31日現在)
繰延税金資産		
減価償却費	23,617 百万円	21,743 百万円
退職給付引当金	308	333
未払費用	3,417	3,660
未払事業税	834	1,728
土地評価損	4,572	4,572
関係会社出資金評価損	7,293	7,831
その他	3,215	4,425
繰延税金資産小計	43,258	44,296
評価性引当額	△8,183	△12,804
繰延税金資産合計	35,075	31,492
繰延税金負債		
その他有価証券評価差額金	△2,563	△1,984
圧縮記帳積立金	△4,458	△4,390
その他	△5,715	△3,715
繰延税金負債合計	△12,737	△10,090
繰延税金資産の純額	22,337	21,401

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前事業年度 (平成19年３月31日)	当事業年度 (平成20年３月31日)
法定実効税率	40.54 %	法定実効税率と税効果会計適用後の法人税等の負担率との間の差異が法定実効税率の100分の５以下であるため注記を省略しております。
(調整)		
受取配当金等永久に益金に算入されない項目（みなし配当金を含む）	△11.68	
試験研究費等の法人税額特別控除	△2.88	
評価性引当額	9.15	
その他	0.40	
税効果会計適用後の法人税等の負担率	35.53	

（１株当たり情報）

前事業年度 （自 平成18年４月１日 至 平成19年３月31日）		当事業年度 （自 平成19年４月１日 至 平成20年３月31日）	
１株当たり純資産額	922.64円	１株当たり純資産額	919.25円
１株当たり当期純利益	105.68円	１株当たり当期純利益	89.88円
潜在株式調整後１株当たり当期純利益	105.58円	潜在株式調整後１株当たり当期純利益	89.79円

（注）１．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前事業年度末 （平成19年３月31日）	当事業年度末 （平成20年３月31日）
純資産の部の合計額（百万円）	503,741	493,964
純資産の部の合計額から控除する金額（百万円）	301	598
（うち新株予約権）	(301)	(598)
普通株式に係る期末の純資産額（百万円）	503,440	493,365
普通株式の発行済株式数（千株）	549,443	549,443
普通株式の自己株式数（千株）	3,793	12,739
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	545,650	536,703

２．１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前事業年度 （自 平成18年４月１日 至 平成19年３月31日）	当事業年度 （自 平成19年４月１日 至 平成20年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	57,653	48,877
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	57,653	48,877
期中平均株式数（千株）	545,564	543,796
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	520	539
（うち新株予約権）	(520)	(539)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成19年６月28日定時株主総会決議ストックオプション （新株予約権　430個） 普通株式　430千株

（重要な後発事象）

該当事項はありません。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱ミレアホールディングス	465,270	1,712
		㈱セブン＆アイ・ホールディングス	533,636	1,334
		㈱セブン銀行	5,000	1,070
		㈱リブドゥコーポレーション	17,000	612
		摂津製油㈱	1,364,343	512
		㈱山形銀行	567,292	358
		㈱三井住友フィナンシャルグループ	479	314
		イオン㈱	217,726	258
		住友化学㈱	309,000	197
		㈱三菱ＵＦＪフィナンシャル・グループ	204,530	175
		その他（83銘柄）	3,767,564	1,573
		小計	7,451,841	8,119
計			7,451,841	8,119

【債券】

銘柄			券面総額（百万円）	貸借対照表計上額（百万円）
有価証券	満期保有目的の債券	野村證券 コマーシャルペーパー	3,000	2,998
		オリックス コマーシャルペーパー	3,000	2,996
		ジェイバード・アセット・ファンディング コマーシャルペーパー	1,700	1,699
		アクセント・ファンディング・リミテッド コマーシャルペーパー	2,000	1,995
		小計	9,700	9,689
計			9,700	9,689

【その他】

銘柄			投資口数等（口）	貸借対照表計上額（百万円）
有価証券	その他有価証券	（投資信託受益証券） 大和フリーファイナンシャルファンド	8,017,139,882	8,017
		野村フリーファイナンシャルファンド	6,020,969,148	6,020
		小計	14,038,109,030	14,038
投資有価証券	その他有価証券	（投資信託受益証券） ドイチェ・円ポートフォリオードイチェ・マネープラス	10,119	2,023
		小計	10,119	2,023
計			14,038,119,149	16,061

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	189,911	3,602	1,292	192,221	143,971	6,114	48,249
構築物	58,978	1,026	146	59,858	50,234	1,474	9,624
機械及び装置	493,272	13,202	10,510	495,964	447,465	15,233	48,498
車両運搬具	2,420	79	70	2,429	2,287	87	142
工具、器具及び備品	50,787	3,119	3,392	50,514	45,105	3,761	5,408
土地	44,488	2	67	44,423	—	—	44,423
建設仮勘定	3,992	22,278	21,980	4,290	—	—	4,290
有形固定資産計	843,852	43,310	37,460	849,701	689,064	26,672	160,637
無形固定資産							
特許権	22,776	84	—	22,860	6,649	2,811	16,211
借地権	24	—	—	24	—	—	24
商標権	223,845	1	—	223,846	96,059	20,614	127,787
実用新案権	620	—	—	620	268	124	351
意匠権	4,747	9	—	4,756	1,473	672	3,283
ソフトウェア	33,357	1,064	—	34,422	29,560	1,997	4,862
その他	2,987	4,019	1,160	5,845	2,457	455	3,387
無形固定資産計	288,358	5,178	1,160	292,376	136,468	26,676	155,907
長期前払費用	952	372	815	509	112	32	396
繰延資産							
――――	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1．当期増加額の主なものは下記のとおりであります。

機械及び装置	トナーバインダー生産設備	869百万円
	衣料用洗剤生産設備	1,331
	掃除用紙製品生産設備	517
建設仮勘定	トナーバインダー生産設備	1,693
	衣料用洗剤生産設備	1,134
	紙おむつ生産設備	970
	コンシューマープロダクツ事業製品物流設備	914

2．当期減少額の主なものは下記のとおりであります。

機械及び装置	脂肪酸設備不要機器の除却	1,397百万円
	生理用品生産設備不要機器の除却	880
	エステル生産設備更新に伴う不要機器の除却	559

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	248	1,700	0	—	1,948
役員退職慰労引当金	163	—	—	—	163

（２）【主な資産及び負債の内容】

① 流動資産

a 現金及び預金

区 分	金額（百万円）
現金	－
預金	
当座預金	3,111
通知預金	14,500
その他	2,033
計	19,645
合 計	19,645

b 売掛金

（イ） 相手先別内訳

相 手 先	金額（百万円）
花王カスタマーマーケティング㈱	31,933
花王プロフェッショナル・サービス㈱	2,384
昭栄薬品㈱	1,564
昭和興産㈱	1,140
㈱リコー	1,084
その他	19,196
合 計	57,303

（注）花王カスタマーマーケティング㈱は、平成19年４月１日をもって花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併を行い、同時に花王販売㈱の社名変更を行ったものであります。

（ロ） 滞留状況

前期末残高（百万円）	当期発生高（百万円）	当期回収高（百万円）	当期末残高（百万円）	回収率（％）	滞留期間（日）
58,285	770,078	771,060	57,303	93.1	27

（注）１．当期発生高には消費税等が含まれております。

２．回収率及び滞留期間の算出方法

$$回収率 \cdots\cdots \frac{当期回収高}{前期末残高＋当期発生高} \times 100$$

$$滞留期間 \cdots\cdots \frac{\frac{前期末残高＋当期末残高}{2}}{\frac{当期発生高}{366日}}$$

c 製品

事業区分		金額（百万円）
コンシューマープロダクツ事業	ビューティケア事業	8,433
	ヒューマンヘルスケア事業	7,573
	ファブリック＆ホームケア事業	5,847

事業区分	金額（百万円）
ケミカル事業	10,831
合　計	32,685

（注）従来、事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の３事業区分に分類しておりましたが、平成19年４月１日の当社の組織再編に伴い、「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の４事業区分に変更しております。各事業区分の主要製品については、98頁に記載のとおりです。以下も同様であります。

d 原材料

事業区分		金額（百万円）
コンシューマープロダクツ事業	ビューティケア事業	1,264
	ヒューマンヘルスケア事業	1,634
	ファブリック＆ホームケア事業	1,000
ケミカル事業		5,310
合　計		9,210

e 仕掛品

事業区分		金額（百万円）
コンシューマープロダクツ事業	ビューティケア事業	1,568
	ヒューマンヘルスケア事業	2,971
	ファブリック＆ホームケア事業	1,614
ケミカル事業		5,138
合　計		11,292

f 貯蔵品

区　分	金額（百万円）
修繕用資材等貯蔵品	725
販促用貯蔵品	515
研究用貯蔵品	753
その他	66
合　計	2,061

② 固定資産

a 関係会社株式

区　分	金額（百万円）
子会社株式（計28社）	386,971
関連会社株式（計６社）	702
合　計	387,674

b 関係会社出資金

区　分	金額（百万円）
子会社出資金（計９社）	54,356
合　計	54,356

③ 流動負債

a 買掛金

相手先	金額（百万円）
東洋製罐㈱	3,983
凸版印刷㈱	3,954
三井物産㈱	3,030
Fatty Chemical (Malaysia) Sdn.Bhd.	1,675
三井化学㈱	1,645
その他	51,832
合 計	66,121

b 一年以内に返済予定の長期借入金

相手先	金額（百万円）
㈱三井住友銀行	6,600
㈱三菱東京ＵＦＪ銀行	3,100
住友信託銀行㈱	2,000
みずほ信託銀行㈱	2,000
みずほコーポレート銀行㈱	1,295
その他	7,004
合 計	22,000

c 預り金

区 分	金額（百万円）
子会社、関連会社とのＣＭＳ（キャッシュ・マネジメント・システム）による預り金	57,684
その他	855
合 計	58,540

④ 固定負債

a 社債

区 分	金額（百万円）
第１回無担保社債	50,000
第２回無担保社債	49,996
合 計	99,996

b 長期借入金

相手先	金額（百万円）
㈱三井住友銀行	35,639
日本生命保険相互会社	30,000
第一生命保険相互会社	20,000
㈱三菱東京ＵＦＪ銀行	16,740
住友信託銀行㈱	10,800

相手先	金額（百万円）
みずほ信託銀行㈱	10,800
㈱みずほコーポレート銀行	6,994
その他	37,825
合計	168,800

（3）【その他】

①決算日後の状況

特記事項はありません。

②訴訟

当社が当事者になっている係争中の訴訟が存在するものの、当社の経営成績及び財政状態に重要な影響を及ぼすものはないと考えております。

第６【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券、５株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券及び100株未満の株数を表示する株券 上記株券のほか、株式会社証券保管振替機構名義の株式については、その請求に基づく株数を表示した株券を発行することができる。
剰余金の配当の基準日	９月30日、３月31日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	東京都港区芝三丁目33番１号 中央三井信託銀行株式会社本店
株主名簿管理人	東京都港区芝三丁目33番１号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本店及び全国各支店
名義書換手数料	無料
新券交付手数料	印紙税相当額
株券喪失登録に伴う手数料	当社が、株主名簿管理人へ支払う株券喪失登録に関する手数料相当額
単元未満株式の買取り・買増し	
取扱場所	東京都港区芝三丁目33番１号 中央三井信託銀行株式会社本店
株主名簿管理人	東京都港区芝三丁目33番１号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本店及び全国各支店
買取・買増手数料	当社が、株主名簿管理人へ支払う単元未満株式の買取・買増手数料相当額
公告掲載方法	電子公告とする。ただし事故その他やむを得ない事由によって電子公告をすることができない場合は、日本経済新聞に掲載する方法とする。 （公告掲載ＵＲＬ http://www.kao.co.jp/corp/ir/）
株主に対する特典	該当事項はありません。

（注）当社定款の定めにより、当社の株主は、その有する単元未満株式について次に掲げる権利以外の権利を行使することができません。

１．会社法第189条第２項各号に掲げる権利
２．会社法第166条第１項の規定による請求をする権利
３．株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利
４．単元未満株式の売り渡しを請求する権利

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、金融商品取引法第24条の７第１項に規定する親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書 及びその添付書類	事業年度　自 平成18年４月１日 （第101期）　至 平成19年３月31日	平成19年６月28日 関東財務局長に提出
(2) 有価証券報告書 の訂正報告書	上記（1）の有価証券報告書及びその添付書類に係る訂正報告書	平成19年７月２日 平成20年３月26日 関東財務局長に提出
(3) 半期報告書	中間会計期間 自 平成19年４月１日 （第102期中）　至 平成19年９月30日	平成19年11月15日 関東財務局長に提出
(4) 臨時報告書	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）の規定に基づく臨時報告書	平成19年４月２日
	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２（株式報酬型ストックオプションの付与）の規定に基づく臨時報告書	平成19年７月24日
		関東財務局長に提出
(5) 臨時報告書 の訂正報告書	平成19年７月24日提出上記（4）の臨時報告書に係る訂正報告書	平成19年８月31日 関東財務局長に提出
(6) 有価証券届出書 及びその添付書類	ストックオプションとしての新株予約権の募集	平成19年７月24日 関東財務局長に提出
(7) 有価証券届出書 の訂正届出書	上記（6）の有価証券届出書及びその添付書類に係る訂正届出書	平成19年８月31日 関東財務局長に提出
	報告期間	
(8) 自己株券買付状況報告書	自 平成19年10月１日 至 平成19年10月31日	平成19年11月13日
	自 平成19年11月１日 至 平成19年11月30日	平成19年12月13日
	自 平成19年12月１日 至 平成19年12月31日	平成20年１月11日
	自 平成20年１月１日 至 平成20年１月31日	平成20年２月13日
	自 平成20年２月１日 至 平成20年２月29日	平成20年３月11日
	自 平成20年３月１日 至 平成20年３月31日	平成20年４月14日
		関東財務局長に提出
(9) 発行登録書（社債） の訂正発行登録書	平成18年６月１日提出の発行登録書（株券、社債券等）に係る訂正発行登録書	平成19年４月２日 平成19年６月28日 平成19年７月２日 平成19年11月15日 平成20年３月26日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成19年６月28日

花王株式会社

取締役会 御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田 修己	印
指定社員 業務執行社員	公認会計士	市川 育義	印
指定社員 業務執行社員	公認会計士	安藤 武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成19年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年6月9日

花王株式会社

取締役会 御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田 修己	印
指定社員 業務執行社員	公認会計士	市川 育義	印
指定社員 業務執行社員	公認会計士	安藤 武	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成19年４月１日から平成20年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成20年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

（セグメント情報）の事業の種類別セグメント情報（注）５に記載されているとおり、会社は事業区分を変更している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

（注）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年６月28日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの第101期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年6月9日

花王株式会社

取締役会 御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田 修己	印
指定社員 業務執行社員	公認会計士	市川 育義	印
指定社員 業務執行社員	公認会計士	安藤 武	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成19年４月１日から平成20年３月31日までの第102期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成20年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

Exhibit B-4

4452

受付 20.6.30 上場部

有価証券報告書の適正性に関する確認書

平成２０年６月２７日

株式会社東京証券取引所
代表取締役社長 斉藤 惇 殿

本店所在地 東京都中央区日本橋茅場町一丁目14番10号
会 社 名 花 王 株 式 会 社
（コード番号 ４４５２ 東証第一部）
代表者の役職 代表取締役 社長執行役員
氏名（署名） 尾崎元規

当社の代表取締役 社長執行役員である尾崎元規は、当社の平成19年4月1日から平成20年3月31日までの第102期事業年度の有価証券報告書の提出時点において、当該有価証券報告書のすべての重要な点において不実の記載がないものと認識しております。

1．私は、当社の平成19年4月1日から平成20年3月31日までの第102期事業年度の有価証券報告書に記載した内容が、「企業内容等の開示に関する内閣府令」、「連結財務諸表の用語、様式及び作成方法に関する規則」及び「財務諸表等の用語、様式及び作成方法に関する規則」に基づき、すべての重要な点において適正に表示されていることを確認しました。

2．不実の記載がないと認識するに至りました理由につきましては、以下のとおりであります。

① 有価証券報告書を適正に作成するため、業務分担と所管部署が明確化されており、各部署において適切に業務を遂行する体制を整備しております。

② 独立した内部監査部門は、各部署の内部管理体制の有効性や適切性を定期的に検証し、内部統制委員会等に報告しております。

③ 情報開示委員会は、適切に報告されている情報に基づき、有価証券報告書の内容が適正であることを確認しております。

以上

Exhibit B-5



株主のみなさまへ

花王株式会社 期末報告書

2007.4.1 – 2008.3.31

目 次

- ● 社長インタビュー ……………………………………… 3
- ● 連結業績の推移 ……………………………………… 7
- ● 事業レポート ……………………………………… 8
- ● 財務報告の要約 ………………………………………14
- ● 特集 一商品の付加価値を高めて、アジアでの事業拡大をめざす … 16
- ● 年間ハイライト 2007年4月－2008年3月 …………… 22
- ● 新製品のご紹介 ……………………………………… 24
- ● 取締役、執行役員及び監査役 ………………………… 26
- ● 会社概要、株式の状況、株価及び出来高の推移、株主メモ … 27

花王ウェイ（企業理念）



使命
豊かな生活文化の実現
ビジョン
消費者・顧客を
最もよく知る企業に
基本となる価値観
よきモノづくり
絶えざる革新
正道を歩む
行動原則
消費者起点
現場主義
個の尊重とチームワーク
グローバル視点

“使命”：私たちは何のために存在しているのか

“ビジョン”：私たちはどこに行こうとしているのか

“基本となる価値観”：私たちは何を大切に考えるのか

“行動原則”：私たちはどのように行動するのか

社長インタビュー



2008年3月期の決算の概要、そして今後の花王グループの事業戦略、方向などについて、尾崎社長に聞きました。

Q1. 2008年3月期の連結決算の概要について教えて下さい。

売上高は、前期に比べて867億円増加し、1兆3,185億円（前期比107.0%）となりました。高付加価値製品の積極的な投入により、国内及びアジアで伸長しました。

営業利益は、原材料価格の上昇、コンシューマープロダクツ事業における戦略的なマーケティング費用の投下などにより、前期に比べて46億円減少し、1,162億円（前期比96.2%）となりました。

経常利益は、前期と比べて59億円減少し、1,142億円（前期比95.0%）となりました。営業外損益は、前期の6億円の損失（純額）から、20億円の損失（純額）となりました。これは、主に借入金や社債の支払利息が増加したことと、為替差損益が差益から差損に転じたことによるものです。

当期純利益は、665億円（前期比94.4%）となりました。

また、当期の年間配当金は、当初の予定通り前期に対して2円増配の1株当たり54円とさせていただきました。

2008年6月

花王株式会社
代表取締役
社長執行役員　尾崎元規

Q2. 昨年4月に事業推進体制を大きく改編しましたが、その効果は?

この事業推進体制の改編は、当社グループにとって大きな改革でしたが、おかげさまで順調なスタートを切り、1年余りを経て着実に成果を生み出しつつあります。

「ビューティケア」、「ヒューマンヘルスケア」、「ファブリック&ホームケア」及び「ケミカル」の4つの事業ユニットにおいては、従来よりも大きな事業のくくりの中で、プライオリティをつけた経営資源の投入を図ることによって、より効果的かつ効率的に事業を推進するとともに、従来以上に、"消費者起点"に立って、消費者の皆さまの「清潔で美しくすこやかな」暮らしの実現に努めております。

ビューティケア事業の例で申し上げると、プレステージ化粧品からプレミアムスキンケア、プレミアムヘアケアに至るまで、当社グループならではの幅広い"トータルビューティ"の分野におきまして、"高い美容価値を生む技術"に裏打ちされた新しい商品提案・美容提案を行い、数多くの消費者の皆さまから高いご支持をいただいております。

また、販売面においては、旧来の花王販売株式会社と花王化粧品販売株式会社が合併し、花王カスタマーマーケティング株式会社(花王CMK)として新たにスタートいたしました。同社は、花王販売株式会社が長年培ってきた総合的な提案力と売り場実現力、そして花王化粧品販売株式会社が磨き上げてきた推奨・カウンセリング力という両社の強みを組み合わせ、さらに強固な当社グループの販売力の構築・実践をめざして着実な活動を継続しており、取引先である流通業・小売業の皆さま方からも高い評価をいただいております。

Q3. 当社グループの課題と、その対応策については?

事業を進めていく上での最大の課題は、やはり天然油脂や原油の価格上昇の影響を受けた大幅な原材料価格の上昇です。これは収益面で大きなインパクトとなっています。

このような状況の中では、まず従来以上にコストダウン活動を推進することが不可欠ですが、さらに大切なことは商品の高付加価値化を図ることにあると確信しています。お客さまに新たな価値、新たなベネフィットを実感していただき、高いご支持をいただけるような商品を開発・提供することによって、今後とも"利益ある成長"をめざしていくことが最も大切なことだと考えています。



Q4. アジアにおける今後の事業戦略を教えて下さい。

当社グループの今後の継続的な成長・発展のためには、国内市場だけではなく、高い成長を見込んでいるアジア市場で伸びていくことが必要不可欠であると考えています。

そこで、3年前より、アジアにおける事業のさらなる強化を図るために、「日本を含めた"アジア一体運営"」をスローガンとして、大きな業務革新運動を展開してきましたが、ここに来てその成果があらわれはじめ、売り上げ・利益の面でも上昇基調になってまいりました。私は、今こそ当社グループがアジアで飛躍を図る時であると考えており、マーケティング、販売、研究開発など、総力をあげてアジアにおける事業の強化・発展に努めてまいります。

ここで大切なことは、日本を含めたアジア各国の消費者の皆さまから高いご支持をいただけるような"汎アジアブランド"をいかに数多く築き上げるかということだと思っております。具体的な商品の例としては、一昨年にタイで発売して以来ご好評をいただいている衣料用洗剤「アタック イージー」を、昨年末にはインドネシアにおいても発売し、数多くの消費者の皆さまにご愛用いただいております。また、日本においてプレミアムヘアケアブランドとして定着した「アジエンス」を、台湾、香港及びシンガポールに加え、本年3月には上海とバンコクにおいても発売し、高いご支持を得ております。

Q5. プレステージ化粧品の現況と今後の方向は?

「カネボウ化粧品」においては、従来から売り上げ100億円超の"メガブランド化"戦略を採っておりますが、

その一環として、昨年10月には高級スキンケアブランド「デュウ スペリア」を、また12月には新トータルメイクアップブランド「コフレドール」を相次いで発売し、売り上げを伸ばしております。また、「ソフィーナ」からも、本年1月には新スキンケアブランド「ソフィーナ ボーテ」を発売しました。以前から公表しておりますとおり、2010年には「カネボウ化粧品」と「ソフィーナ」を含めたプレステージ化粧品において、当初8つであったメガブランドを16に倍増する計画であり、その目標に向かって着実に事業を展開しております。

Q6.花王グループのCSR活動について教えて下さい。

私は、CSR(企業の社会的責任)活動とは、まず商品の安全性の確保やコンプライアンス、そして環境保全や人権尊重などをしっかりと実践していくことであると考えております。

その上で、当社グループとしてのCSRとは何かと言えば、それは私どもの企業理念である「花王ウェイ」にも明記しているとおり、"よきモノづくり"を通して、お客さまの豊かな生活文化の実現に貢献することであると考えております。私どもは今後とも、お客さまの暮らしに少しでも貢献できるような価値ある商品、そして環境にも一層配慮した商品の開発・提供に誠実に努めてまいります。

Q7.株主還元についての基本的な考え方を教えて下さい。

株主還元について第一に大切なことは、当社グループの企業価値を高めていくことだと考えております。そのためには、短期的な事業施策の実行とともに、中長期的な視点に立った成長戦略の構築・実行が極めて重要であると認識しております。

こうした基本的な考え方に立った上で、配当については、安定的かつ継続的に行うことが重要であると考え、現在は連結での配当性向*40%程度を目処にし、2009年3月期も引き続き増配をめざしてまいります。

また、企業価値を一層高めるための設備投資やM&A(企業の合併・買収)などの資金需要と資本効率の向上を勘案しながら、長期的に1株当たり利益の増加やROEを改善させるために、今後とも自己株式の取得についても弾力的に検討してまいります。

* 税引後の利益である当期純利益のうち、会社がどれだけを配当金の支払に向けたかを示す指標

連結業績の推移

売上高


(億円)
15,000
10,000
5,000
0
03
04
05
06
07
(年度)

営業利益


(億円)
1,500
1,000
500
0
03
04
05
06
07
(年度)

経常利益


(億円)
1,500
1,000
500
0
03
04
05
06
07
(年度)

当期純利益


(億円)
1,500
1,000
500
0
03
04
05
06
07
(年度)

総資産・自己資本


(億円)
15,000
総資産
自己資本
10,000
5,000
0
03
04
05
06
07
(年度)

自己資本＝純資産合計－新株予約権－少数株主持分

1株当たり当期純利益


(円)
150
100
50
0
03
04
05
06
07
(年度)

1株当たり配当金


(円)
60
50
40
30
20
10
0
03
04
05
06
07
(年度)

ROE（自己資本当期純利益率）


(%)
20
15
10
5
0
03
04
05
06
07
(年度)

事業レポート

売上高の状況

ケミカル事業

(単位:億円)

	2,246
日　本	1,293
アジア	751
欧　米	988
内部売上消去	△787

コンシューマープロダクツ事業

(単位:億円)

	10,938
日　本	8,684
アジア	853
欧　米	1,562
内部売上消去	△ 161



2,246億円
17.0%
2,746億円
20.8%
13,185億円
6,279億円
47.7%
1,912億円
14.5%

ケミカル事業

油脂製品
(油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂など)

機能材料製品
(界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤など)

スペシャルティケミカルズ製品
(トナー・トナーバインダー、香料、インクジェットプリンターインク用色材など)

ファブリック&ホームケア事業

ファブリックケア製品
(衣料用洗剤、洗濯仕上げ剤など)

ホームケア製品
(台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品など)

ビューティケア事業

プレステージ化粧品
(カウンセリング化粧品、セルフ化粧品など)

プレミアムスキンケア製品
(化粧石けん、洗顔料、全身洗浄料など)

プレミアムヘアケア製品
(シャンプー、リンス、ヘアケア製品、ヘアカラーなど)

ヒューマンヘルスケア事業

フード&ビバレッジ製品
(食用油、飲料など)

サニタリー製品
(生理用品、紙おむつなど)

パーソナルヘルス製品
(入浴剤、歯みがき・歯ブラシ、男性化粧品など)

(注)1. 記載金額は、億円未満を切り捨てて表示しております。
2. グラフの売上高は、外部顧客に対する売上高を表示しております。
3. 内部売上消去とは、地域間、事業間の消去であります。

コンシューマープロダクツ事業

売上高は、1兆938億円（前期比105.4%）となりました。日本では、市場の変化に対応した高付加価値商品の発売やブランドの拡張、さらに家庭用製品と化粧品（花王ソフィーナ）の両販売会社の統合による販売体制の強化などにより伸長しました。アジアでは、新製品の寄与や流通との共同取り組みの強化など、日本を含めた一体運営推進の効果があらわれ、大幅に伸長しました。営業利益は、国内外で積極的な新製品の発売やコストダウンなどに取り組みましたが、原材料価格の上昇の影響を大きく受け、965億円（前期比97.0%）となりました。

●ビューティケア事業

売り上げは伸長、営業利益は戦略的投資により減少

日本では、プレステージ化粧品は、市場が横ばいに推移する中、「ソフィーナ ボーテ」や、「カネボウ化粧品」から「デュウ スペリア」、「コフレドール」などを発売し、それぞれが順調なスタートを切りました。また、デパート専用ブランドの「エスト」や、「カネボウ化粧品」の「エビータ」、「インプレス」、「KATE」なども順調に推移しました。プレミアムスキンケア製品では、「ビオレ」や乾燥性敏感肌を考えた「キュレル」が、新製品及び改良品を発売し、


Kanebo
D E W
SUPERIOR
高級スキンケアブランド「デュウ スペリア」


est
メイクアップラインを追加し、一層充実したデパート専用ブランド「エスト」


Bioré
コットン化粧水
新タイプの化粧水「ビオレ うるおい浸透コットン化粧水」

プレミアムヘアケア製品では、「セグレタ」の発売や「アジエンス」の改良などを行いました。

アジアでは、プレステージ化粧品は、中国において百貨店や高級薬局チャネルで積極的な事業拡大を行いました。プレミアムスキンケア製品では、アセアン地域で「ビオレ」の全身洗浄料の展開国を拡大し、プレミアムヘアケア製品では、台湾及び香港で「アジエンス」に新ラインを追加しました。


アジエンス

台湾と香港で発売された「アジエンス モイスチュア バランス」

欧米では、プレステージ化粧品は、「モルトン・ブラウン」が英国市場を中心に好調に推移しました。プレミアムスキンケア製品では、「ジャーゲンズ」、「キュレル」などのブランドから新製品を発売しました。プレミアムヘアケア製品では、「ジョン・フリーダ」から新製品や改良品を発売し、欧州で順調な伸びを示しましたが、米国では市場の競争激化の影響を受けて伸び悩みました。また、美容サロン向けでは、ほぼ横ばいに推移しました。

以上の結果、売上高は6,279億円（前期比107.5%）となりました。営業利益は、「ソフィーナ」の売り上げが減少したことや将来の成長のための戦略的投資を行ったことなどにより、272億円（前期比91.4%）となりました。

●ヒューマンヘルスケア事業

売り上げ、営業利益ともに伸長

日本では、フード&ビバレッジ製品は、健康機能飲料「ヘルシア」から渋みを抑えた「ヘルシア緑茶 まろやか」を発売し、新規顧客の開拓に努めましたが、飲料市場における


Merries
パンツ
Merries
パンツ

より肌へのやさしさを訴求したベビー用紙おむつ「メリーズパンツ」

消費者の嗜好の多様化もあり、売り上げは減少しました。サニタリー製品では、生理用品の「ロリエ スーパーガード」について、多い日でも安心して夜を過ごせることを訴求し、またベビー用紙おむつについては、より肌へのやさしさを訴求したマーケティング活動によって、引き続き消費者のご支持を得て、売り上げを伸ばしました。パーソナルヘルス製品では、オーラルケア製品の「薬用ピュ



するする
リンス成分
髪
からまない
毛穴につまった
アブラを落とす

しっかり洗いながらも髪がからみにくい「サクセス 薬用シャンプー（Wリンス成分配合）」

オーラ」にカシスミント味を追加し、「サクセス 薬用シャンプー」にWリンス成分配合の新製品を加え、また蒸気で目を温める「めぐりズム 蒸気でホットアイマスク」を発売したことなどにより、売り上げは大幅に増加しました。

アジアでは、生理用品の「ロリエ」がタイやマレーシア、中国などの地域で好調に推移し、売り上げが拡大しました。

以上の結果、売上高は1,912億円（前期比104.2%）と



めぐりズム
蒸気でホットアイマスク

蒸気で目を温めてリラックスするという新習慣を提案した「めぐりズム 蒸気でホットアイマスク」

なりました。営業利益は、販売数量の増加などにより、131億円（前期比111.4%）となりました。

●ファブリック&ホームケア事業

売り上げは伸長、営業利益は原材料価格上昇の影響で減少

日本では、ファブリックケア製品は、少ない水で洗うことの多い最近の洗濯環境においても高い洗浄力を発揮する液体洗剤の「アタック バイオジェル」を発売し、市場の活性化に貢献しましたが、衣料用洗剤は引き続き激しい市場競争が続いており、また贈答品市場が大きく縮小し、売り上げは前年をやや下回りました。柔軟仕上げ剤では、「フローラルハミング」に着ているときまで香りが続く2種類の香りの新製品を追加し、売り上げを伸ばしました。


少ない水の
本来の白さ

最近の洗濯環境に対応した液体洗剤「アタック バイオジェル」


ハミング
ハミング

南国リゾート感あふれる「フローラルハミング」のテレビCM

ホームケア製品では、食器洗い乾燥機専用洗剤の「キュキュット パワージェル」や、衣類・布製品・空間用消臭剤の「リセッシュ 除菌EX」などの高付加価値商品を発売し、売り上げが伸長しました。

アジアでは、タイにおいて引き続き好調に推移している衣料用洗剤の「アタック イージー」に加え、柔軟効果のある「アタック ソフトプラス」を発売しました。さらに、昨年12月にはインドネシアにおいても「アタック イージー」を発売しました。また中国では、従来から展開していた地域において、柔軟効果を加えた「アタック ソフナーイン」を発売するとともに、北京などの華北地区においても「アタック」シリーズの販売を開始しました。


Tangan
Attack
Easy

昨年インドネシアで発売された衣料用洗剤「アタック イージー」の発表会

以上の結果、売上高は2,746億円（前期比101.9%）となりました。営業利益は、販売数量の増加、商品の高付加価値化やコストダウン活動などを推進しましたが、原材料価格の上昇の影響を受け、560億円（前期比97.0%）となりました。

ケミカル事業

売り上げは伸長、営業利益は原料価格上昇の影響で減少

日本では、油脂製品は、油脂アルコールや三級アミンが好調に推移し、機能材料製品は、プラスチック用添加剤が売り上げを伸ばしました。スペシャルティケミカルズ製品では、電子部品用洗浄剤が対象業界の在庫調整の影響を受けましたが、ハードディスク用研磨剤やインクジェットプリンターインク用色材が伸長しました。

アジアでは、油脂アルコールが、需要の拡大に対応したフィリピンでの生産設備の増強により販売数量を伸ばすとともに、販売価格の改定にも努めたことにより、売り上げを大幅に伸ばしました。



増強されたフィリピンの油脂アルコール生産設備





欧米で好調に推移したプリンター・複写機用トナー

欧米では、油脂アルコール、三級アミン及びトナー・トナーバインダーが好調に推移しました。

以上の結果、売上高は、家庭用製品等の原料として使用した分の内部売上340億円を含め、2,586億円（前期比115.7%）となりました。営業利益は、原料価格の上昇の影響を受け、油脂製品や機能材料製品における販売価格の改定やコストダウンなどに一層努めましたが、196億円（前期比92.9%）となりました。

財務報告の要約（記載金額は、億円未満を切り捨てて表示しております。）

連結貸借対照表

（単位:億円）

資産の部	当期 2008年3月31日現在	前期 2007年3月31日現在
流動資産	**4,355**	**4,022**
現金及び預金	537	499
受取手形及び売掛金	1,542	1,584
有価証券	549	362
たな卸資産	1,255	1,121
その他	470	454
固定資産	**7,969**	**8,455**
有形固定資産	**2,817**	**2,890**
建物及び構築物	928	964
機械装置及び運搬具	972	1,013
土地	685	696
その他	230	215
無形固定資産	**4,010**	**4,424**
のれん	2,385	2,563
商標権	1,273	1,478
その他	352	382
投資その他の資産	**1,141**	**1,140**
繰延資産	**0**	**0**
資産合計	**12,326**	**12,477**

（注）有形固定資産の減価償却累計額
当期 8,381億円　前期 8,129億円

負債の部	当期 2008年3月31日現在	前期 2007年3月31日現在
流動負債	**3,239**	**3,086**
支払手形及び買掛金	1,095	1,101
短期借入金及び一年以内に返済予定の長期借入金	438	439
未払金	327	289
未払費用	855	857
未払法人税等	293	116
その他	228	281
固定負債	**3,239**	**3,643**
社債	999	999
長期借入金	1,697	2,117
その他	541	526
負債合計	**6,478**	**6,730**
純資産の部		
株主資本	**5,820**	**5,735**
資本金	854	854
資本剰余金	1,095	1,095
利益剰余金	4,262	3,885
自己株式	△391	△100
評価・換算差額等	**△79**	**△90**
新株予約権	**5**	**3**
少数株主持分	**100**	**99**
純資産合計	**5,847**	**5,747**
負債・純資産合計	**12,326**	**12,477**

（注）1. 自己資本比率　当期 46.6%　前期 45.2%
2. 1株当たり純資産　当期 1,070円67銭　前期 1,035円66銭

ポイント

総資産は、前期末に比べ151億円減少しました。主な増加は、事業拡大及び原材料価格上昇によるたな卸資産の増加134億円や、有価証券の増加187億円であり、主な減少は、減価償却に伴う無形固定資産の減少413億円です。

ポイント

負債は、前期末に比べ251億円減少しました。主な増加は、未払法人税等の176億円であり、主な減少は、借入金の返済420億円です。純資産は、前期末に比べ99億円増加しました。主な増加は、利益剰余金376億円であり、主な減少は、自己株式の市場買付を行ったことなどによる自己株式の増加291億円です。

連結損益計算書

(単位:億円)

科目	当期 2007年4月1日から2008年3月31日まで	前期 2006年4月1日から2007年3月31日まで
売上高	**13,185**	**12,318**
売上原価	5,541	5,032
売上総利益	**7,643**	**7,285**
販売費及び一般管理費	6,481	6,076
営業利益	**1,162**	**1,208**
営業外損益	△20	△6
経常利益	**1,142**	**1,201**
特別損益	△38	△30
税金等調整前当期純利益	**1,103**	**1,171**
法人税、住民税及び事業税等	427	451
少数株主利益(減算)	10	14
当期純利益	**665**	**705**

(注)1株当たり当期純利益　当期 122円53銭　前期 129円41銭

ポイント

売上高は、高付加価値製品の積極的な投入により、国内及びアジアで伸長したことなどで867億円増加しました。営業利益は、販売数量の増加やコストダウン活動に一層努めましたが、原材料価格の上昇の影響や戦略的なマーケティング費用の投下などにより前期を下回りました。当期純利益は、借入金や社債の支払利息の増加などにより、39億円減少しました。

連結キャッシュ・フロー計算書

(単位:億円)

科目	当期 2007年4月1日から2008年3月31日まで	前期 2006年4月1日から2007年3月31日まで
営業活動によるキャッシュ・フロー	1,803	1,649
投資活動によるキャッシュ・フロー	△523	△632
財務活動によるキャッシュ・フロー	△1,018	△836
現金及び現金同等物に係る換算差額	△16	25
現金及び現金同等物の増減額(減少:△)	244	206
現金及び現金同等物の期首残高	881	675
現金及び現金同等物の期末残高	1,126	881

ポイント

営業活動によるキャッシュ・フローは、前期と比べ153億円増加し1,803億円となりました。投資活動では、主に、生産能力の増強や合理化などの設備投資の支出がありました。財務活動では、主に、配当金の支払や借入金の一部返済、自己株式の市場買付を行いました。これらの結果、現金及び現金同等物の期末残高は、前期末より244億円増加しました。

連結株主資本等変動計算書　当期(2007年4月1日から2008年3月31日まで)

(単位:億円)

	株主資本					評価・換算差額等	新株予約権	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計				
2007年3月31日　残高	854	1,095	3,885	△100	5,735	△90	3	99	5,747
当期中の変動額									
剰余金の配当			△288		△288				△288
当期純利益			665		665				665
自己株式の取得				△309	△309				△309
自己株式の処分		△0	△0	18	17				17
株主資本以外の項目の当期中の変動額(純額)						10	2	1	14
当期中の変動額合計	—	△0	376	△291	84	10	2	1	99
2008年3月31日　残高	854	1,095	4,262	△391	5,820	△79	5	100	5,847


Bioré
ASIENCE
ASIENCE
LAURIER
1mm
Ultra Absorbent Sheet
Super Slimguard
200X Ultra Absorbent,
No Leakage

特集

商品の付加価値を高めて、アジアでの事業拡大をめざす

花王グループは、アジアでの更なる事業拡大を今後の成長の重要な柱の1つと考えています。
成長を続けるアジア市場には、グローバルに事業を展開している
欧米のメーカーや流通業者も参入しており、競争が激化しています。
また消費者のライフスタイルも変化し、それに伴い消費者のニーズも多様化しています。
こうした環境の中で、事業を拡大していくためには、基本に立ち返ること、
すなわち消費者の立場にいかに近づき、商品の付加価値を高めて
消費者のニーズにお応えできるかが最も大切であると考えています。

日本の調査手法をアジアへ

花王グループでは、日本とアジアが一体となり、日本で培ったノウハウを生かして消費者のニーズを徹底的に探り、商品の付加価値を高める取り組みを進めています。

日本では、アンケート調査やグループインタビューといった一般的な手法に加えて、さらに一歩踏み込んで実際に消費者のご家庭にお伺いし、生活の現場で家事などを実践していただくなど、消費者との直接的な対話を通して、ニーズや悩みの本質、またその背景にある意識などを探り出しています。

このように商品開発に関わる担当者が自分の目で直接確かめることや、消費者の生の声を聞くことが、消費者の真のニーズを発見することにつながり、商品の新しいコンセプトや付加価値を生み出すヒントになっているのです。

こうした調査手法をアジアに導入し、日本と一体となって開発したいくつかの商品事例をご紹介します。



消費者のご家庭にお伺いして、家事の実態を聞く担当者

力のいるもみ洗いをラクにする衣料用洗剤を開発

新しい取り組みで開発された最初の商品が、タイのもみ洗いという洗濯実態に合わせた衣料用洗剤「アタック イージー」です。

商品開発の手掛かりをつかむために、ご家庭にお邪魔して、水質や服の汚れの種類を伺い、時にはタンスの中を見せていただいて衣服の収納状況も確認しました。その結果、タイでは大家族のご家庭が多いため洗濯物が多いこと、水質の影響もあって泡が立ちにくく、もみ洗いには力が必要なこと、またすすぎも容易でなく、洗濯が大変な重労働となっていることが分かりました。


ご家庭の洗濯実態を聞きながら、自分で体験する担当者（タイ）


ラクに洗濯できる衣料用洗剤「アタック イージー」のテレビCM（タイ）



この重労働である洗濯をスムーズにラクに行えるようにしてあげたいという一心で、商品開発に取り組みました。試行錯誤の末、たどり着いた結論は「すべり性」でした。布と布の間の摩擦を減らす「すべり成分」を配合することで、もみ洗いに必要な腕の力が軽減されるのです。数多くの試作品を消費者に試していただいた後に、ようやく「もみ洗いしやすくなった」、「お洗濯が大変ラクになった」という声をいただきました。

この「アタック イージー」は一昨年の発売以来、大変ご好評をいただいています。またインドネシアでは、洗濯をブラシで行うという実態に合わせて、ブラシ洗いを軽くするための成分を多く処方した「アタック イージー」を昨年12月に発売しました。

各国の嗜好の違いに合わせた全身洗浄料を開発

アセアン地域での全身洗浄料の開発にあたり、毎年各国で実施している一般的な調査に加え、消費者のご家庭を訪問し、さらに詳しくシャワーを浴びるときの実態を調べました。これらの調査を通して、例えばタオル等を使わずに、全身洗浄料を直接手で体に塗って使う方が多いといったような日本とは異なる習慣があることが分かりました。


Bioré

「ビオレ
シャワークリーム」
発表会(タイ)

また、インドネシアでは洗い上がりのさっぱり感を好む方が多く、タイではしっとり感を求める方が多いといったように、国ごとに消費者の嗜好性に特徴があることが分かりました。

このような実態を踏まえ、消費者の習慣に合わせて、早く泡立ち、素早くすすぎができる処方にするとともに、


Bioré

各国のニーズに合わせて10タイプを用意

洗い上がりや香りの異なる10タイプを用意し、国別のニーズに合わせて発売することにしました。

現在、タイ、インドネシア、マレーシア及びベトナムの4カ国で発売し、各国でご好評をいただいています。

生理用品は「モレない」安心感をポイントに

生理用品は、アンケート調査やデータだけではなかなかその実態が見えてきません。他人に話しにくいということも一因です。このような場合は、グループインタビューをした後、1対1のインタビューで数回お会いして信頼関係を築き、潜在化している実態や悩みなどをお伺いするようにしています。

この調査をアジアの販売対象地域で実施したところ、使用枚数が少なく1枚あたりの使用時間が長いため、モレる率が高いことが分かりました。またアセアン地域より中華圏で、より薄くムレない生理用品が好まれていることも分かりました。

こうしたニーズに合わせて、ムレずに快適な上に、極薄でもモレないシートを使用しました。さらに日本の商品の仕様よりも長くして、「モレない」という安心感を高めるようにしました。

商品名も「ロリエ スーパースリムガード」として、薄さや高い吸収力、安心感などがストレートに伝わるようにしました。


New
Super
Slimguard
店頭で、薄さや高い吸収力などの商品特長を実演（マレーシア）

中華圏やアセアン地域の消費者からは、「横モレしない」、「使い心地が良い」、「表面がドライで良い」などのご感想を多くいただいています。


おしゃれでスポーティな雰囲気を表現したテレビCM（タイ）

“情緒性”を重視して、日本発アジア共通のブランドで

ヘアケア製品においては、日本だけでなくアジア各地域でも、化粧品などと同様に、商品の“機能性”に加えて高級感やイメージなどの“情緒性”も重視されています。

日本で2003年に発売したプレミアムヘアケアブランド「アジエンス」は、当初からアジア展開を視野に入れて開発されました。コンセプトを「アジアンビューティ」とし、個性的な香りや高級感を感じさせるゴールドのボトルデザインなど、アジアで通用する“情緒性”にこだわりました。



アジア展開を視野に入れて商品開発を進めたプロジェクトチーム

日本で順調なスタートを切ったこの「アジエンス」を、2005年に台湾・香港で発売し、昨年には台湾・香港限定で「アジエンス モイスチュア バランス」という新しいタイプを発売しました。これは現地において一般的に「1つのタイプを使い続けると髪に良くない」という認識があるためで、芯からしなやかな髪に仕上げるとともに、強いニーズである「さっぱりと軽やかに洗い上げ、さらさらの髪に仕上げる」処方を実現したものです。



「アジエンス モイスチュア バランス」が加わった店頭(香港)

従来の台湾、香港及びシンガポールに続いて、本年3月には、上海とバンコクで発売し、展開地域を拡大しています。このように、日本においてご好評をいただいているプレミアムヘアケアブランド「アジエンス」を、アジア各地域のニーズも意識しながら育成しています。



店頭で「アジエンス」のコンセプトを伝える推奨販売員(上海)

花王グループは、常に基本に立ち返って、消費者の真のニーズを探り、商品の付加価値を高めて、アジアをはじめ世界の消費者にご満足いただけるよう努めてまいります。

年間ハイライト 2007年4月–2008年3月

2007年
4月

「花王・コミュニティミュージアム・プログラム」開始

公募型助成プログラム「花王・コミュニティミュージアム・プログラム」を開始しました。このプログラムは、博物館や美術館等の「ミュージアム」を拠点とした市民活動を応援することで、「ミュージアム」が活気に満ち、市民の活動が育つとともに、地域の文化が発展することを目的としています。



英国の高級化粧品ブランド「モルトン・ブラウン」が日本初の直営店をオープン

モダン&ラグジュアリーな「モルトン・ブラウン」の世界観を実感していただくため、直営店を東京の新丸の内ビルディングにオープンしました。



5月

6月

夜洗いしても部屋干ししてもいい香りが長続きする新ファブリックケアシリーズ「スタイルフィット」を発売


スタイル
フィット

欧州のプレミアムヘアケアブランド「グール」を大幅に改良

花王ブランズ社は、欧州市場におけるヘアケア事業の拡大をめざして、プレミアムヘアケアブランド「グール」を大幅に改良し、パッケージから広告宣伝まで一新しました。


GUHL

7月

8月

VDT作業での目の酷使による疲労実態と、蒸しタオルの温め効果を実証

蒸しタオルを使用して、心地よい温度とされる約40℃で目を温めると、パソコンを長時間使用するVDT（Visual Display Terminal）作業で低下したピント調節力やドライアイが改善することを、科学的に実証しました。



泰国花王商業社が「Tesco Value Award in 2007」を受賞

タイの泰国花王商業社は、グローバル流通チェーンの「テスコ」から、来店するお客さまの満足度向上に最も貢献した企業に与えられる「Tesco Value Award in 2007」を受賞しました。


TESCO
Lotus

9月

10月

乳がん早期発見啓発活動「花王グループ ピンクリボン100万人キャンペーン」実施

花王ソフィーナ・エストのビューティ・アドバイザーとカネボウ化粧品のビューティカウンセラーが、ご来店されたお客さまに、乳がん早期発見のためのセルフチェックの方法をお伝えする「啓発リーフレット」を配布し、乳がんの正しい理解と早期発見の大切さをお伝えしました。



花王とカネボウ化粧品が関西エリアで物流統合をスタート

大阪府八尾市にあった花王ソフィーナの物流拠点を、神戸市須磨区にある「カネボウ化粧品関西流通センター」内に移転・統合しました。これにより、コストの削減だけでなく、サービスレベルの向上なども期待されます。本年3月には北海道エリアでも物流統合を実施しております。



11月



デパート専用ブランド「エスト」からメイクアップラインを発売

12月

微粒子トナー（MCトナー）の開発に成功

デジタル複写機やレーザービームプリンターの高速印刷、高画質化及び色再現（色彩や濃度）安定性を向上させる微粒子のMCトナー（Mechano-Chemical Toner）の開発に成功しました。



平成19年度「バリアフリー化推進功労者表彰」の「内閣府特命担当大臣表彰優良賞」を受賞

シャンプーとリンスを識別できるきざみ付きシャンプー容器を日本で初めて商品化したこと、視覚障がい者向け生活情報CDやバリアフリーの理解と普及を図る学習ビデオによる情報提供を行ったことなど、幅広い継続的な活動が評価されました。



2008年
1月

「ジョン・フリーダ」の「フリッズ イーズ」が「2008年 T de Telva賞」を受賞

欧米を中心に事業を展開する花王ブランズ社は昨年よりスペインでの事業を開始しましたが、この度、同社のプレミアムヘアケアブランド「ジョン・フリーダ」の「フリッズ イーズ」が、2007年に発売された最も優れたヘアケアブランドとして、スペインのファッション誌「Telva」が主催する「2008年T de Telva賞」を受賞しました。


FRIEDA

2月

「アジエンス」を上海とバンコクで発売

プレミアムヘアケアブランド「アジエンス」を台湾、香港及びシンガポールに続き、上海とバンコクで発売し、アジアでの展開地域を拡大しました。



3月

新製品のご紹介



SOFINA beauté (ソフィーナ ボーテ)

30代から40代のための新エイジング・スキンケアシリーズ

「ソフィーナ　ボーテ」は、「ソフィーナ」の皮ふ科学の粋を集めて開発された新エイジング・スキンケア*シリーズで、「ソフィーナ」の中核ブランドと位置付けています。独自の浸透性コントロール技術により、ショウキョウエキス・ユズエキス・ユーカリエキス(保湿成分)といった「肌芯ケア成分」を、浸透しにくい角層の最深部「肌の芯」まで届けて効かせ、肌に芯からつややかなハリを与えます。

*年齢に応じた、肌のうるおい・ハリ・つやのお手入れ



COFFRET D'OR (コフレドール)

新トータルメイクアップブランド誕生

カネボウ化粧品は、使うたびに美しさがステップアップする喜びを実感できる新トータルメイクアップブランド「コフレドール」を発売しました。カネボウ化粧品が培ってきた最先端技術と感性を結集させて「色」「質感」「機能」「感触」といったあらゆる領域において高い水準の品質を実現しました。昨年12月にポイントメイク、本年3月にベースメイク、4月にネイルカラー、さらに6月には夏秋のポイントメイクの新製品とアイテムを拡充し、口もと、目もと、表情、指先などのトータルで、ブランドコンセプトである「ひとつ上の、輝き」を叶えます。



アタック バイオジェル

少ない水でもニオイ・くすみのない本来の白さに!

近年、「家事を効率的にこなしたい」という意識が高まるとともに、洗濯機の大容量化や節水型化が進み、ドラム式洗濯機が普及するなどの変化が見られます。また、「洗濯はなるべく1回で済ませたい」という意識から、洗濯物の量に対して少ない水での洗濯が見られるようになってきました。「アタック バイオジェル」は、このような最近の洗濯環境でも、高い洗浄力を発揮する新しい液体洗剤です。独自に開発した液体用高活性バイオ酵素が繊維に素早く浸透し、汚れやニオイを元から除去、くすみのない本来の白さに洗い上げます。



ロリエ さらさらクッション 肌キレイ吸収(医薬部外品)

吸収力はもちろん、肌のことまで気づかうあなたへ

素早く吸収してさらさらが続く「ロリエ さらさらクッション」が「肌キレイ吸収」をコンセプトに生まれ変わりました。「ロリエ」独自の「肌キレイ吸収システム」が、経血を瞬時に引き込み、肌戻りを防いで、取り替える時まで肌をすっきりさらさらに保ちます。

生理用品「ロリエ」シリーズは、日本で1979年に発売して以来ご好評をいただいていますが、アセアン地域や中華圏にも展開し、吸収力に優れた生理用品のブランドとして定着しております。

取締役、執行役員及び監査役 (2008年6月27日現在)

● 取締役

代表取締役 社長執行役員	尾﨑元規	
代表取締役 専務執行役員	後藤卓雄	生産技術部門統括、環境・安全推進本部長、購買部門、ロジスティクス部門担当
代表取締役 常務執行役員	神田博至	コンシューマープロダクツ担当、MK開発部門統括、花王プロフェッショナル・サービス株式会社担当
取締役 常務執行役員	髙木寬彦	コンシューマープロダクツ国際事業本部長、人材開発部門担当
取締役 常務執行役員	中川俊一	法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括、リスクマネジメント室、情報システム部門担当
取締役 常務執行役員	髙橋辰夫	花王カスタマーマーケティング株式会社 代表取締役 社長執行役員
取締役 常務執行役員	沼田敏晴	研究開発部門統括、ケミカル事業ユニット、品質保証本部、TCR担当
取締役 執行役員	西藤俊秀	ケミカル事業ユニット長
取締役 執行役員	三田慎一	会計財務部門統括、EVA推進担当
取締役 執行役員	広田雅人	ビューティケア事業ユニット長
取締役 執行役員	平峰伸一郎	花王(中国)投資有限公司董事長兼総経理、上海花王有限公司董事長兼総経理、花王(上海)産品服務有限公司董事長兼総経理、花王(中国)研究開発中心有限公司董事長
取締役 執行役員	橋本健	購買部門統括
取締役 執行役員	澤田道隆	研究開発部門副統括、ヒューマンヘルスケア研究センター長
取締役	髙橋温	住友信託銀行株式会社代表取締役会長
取締役	正田修	株式会社日清製粉グループ本社代表取締役 取締役会長

(注) 1.取締役 髙橋 温及び正田 修の両氏は、社外取締役であります。
2.監査役 大江 忠及び余語 豊の両氏は、社外監査役であります。

● 執行役員

執行役員	中谷吉隆	生産技術部門副統括(ビューティケア・ヒューマンヘルスケアSCM担当)、ビューティケアSCMセンター長、東京工場長
執行役員	三井久夫	生産技術部門副統括(ファブリック&ホームケア・ケミカルSCM担当)、ファブリック&ホームケアSCMセンター長、和歌山工場長
執行役員	小柴茂	ファブリック&ホームケア事業ユニット長
執行役員	小林省治	ケミカル事業ユニット副事業ユニット長
執行役員	安川拓次	ヒューマンヘルスケア事業ユニット フード&ビバレッジ事業グループ長
執行役員	青木寧	人材開発部門統括
執行役員	夏坂真澄	ビューティケア事業ユニット プレステージ化粧品事業グループ長、プレミアム・スキンケア事業グループ長
執行役員	ビル・ゲントナー	花王ブランズ社社長
執行役員	吉田勝彦	ヒューマンヘルスケア事業ユニット長
執行役員	呉尚久	研究開発部門ビューティケア研究センター長
執行役員	中野幹男	花王カスタマーマーケティング株式会社 代表取締役 専務執行役員、同社化粧品部門統括
執行役員	吉松明	研究開発部門ファブリック&ホームケア研究センター長、テクノケミカル研究センター長

● 監査役

常勤監査役	大竹正一	
常勤監査役	松坂隆	
監査役	大江忠	弁護士
監査役	余語豊	公認会計士

会社概要 (2008年3月31日現在)

- 商　　号　花王株式会社(Kao Corporation)
- 本店所在地　東京都中央区日本橋茅場町一丁目14番10号
- 創　　業　1887年6月19日
- 設　　立　1940年5月21日
- 資 本 金　85,424,265,916円
- 従業員数　花王グループ 32,900名(当社 5,742名)

株式の状況 (2008年3月31日現在)

- 発行済株式の総数　549,443,701株
- 株主数　38,897名
- 所有者別株式分布


証券会社 2.67%
自己名義 2.32%
国内法人 3.95%
個人・その他 12.71%
金融機関 33.17%
外国人 45.18%

- 大株主(上位10名)

株主名	持株数(千株)	出資比率(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	29,036	5.28
日本マスタートラスト信託銀行株式会社(信託口)	28,352	5.16
モックスレイ・アンド・カンパニー	21,090	3.83
ステート ストリート バンク アンド トラスト カンパニー	17,529	3.19
東京海上日動火災保険株式会社	17,402	3.16
全国共済農業協同組合連合会	16,642	3.02
ステート ストリート バンク アンド トラスト カンパニー 505103	16,331	2.97
日本生命保険相互会社	15,200	2.76
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	9,866	1.79
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	8,293	1.50

(注) 1. 当社は、2008年3月31日現在、自己株式12,739千株を保有しておりましたが、上記の表には記載しておりません。
2. 上記の株主の出資比率は、自己株式を含めた発行済株式の総数を基準にして計算しております。

株価及び出来高の推移

- 株価と出来高


(東京証券取引所/期間:2003年4月~2008年3月)
株価(円)
4,000
3,000
2,000
1,000
0
出来高
(万株)
7,000
5,000
3,000
1,000
03
04
05
06
07
08(年)

株主メモ

- 株式に関するお問い合わせ先(株主名簿管理人)

〒168-0063 東京都杉並区和泉二丁目8番4号
中央三井信託銀行株式会社 証券代行事務センター
0120-78-2031 (受付時間:平日 9:00~17:00)

- お手続き用紙のご請求について

配当金振込指定、単元未満株式買取・買増請求、住所変更及び名義書換請求等に必要な各用紙のご請求は、株主名簿管理人の下記のフリーダイヤル及びホームページにて24時間受け付けております。
0120-87-2031(自動応答)
http://www.chuomitsui.co.jp/person/p_06.html
(注) 証券保管振替制度をご利用の場合は、お取引のある証券会社にお申し出下さい。

- ホームページのご案内

下記の当社ホームページでは、決算や新製品に関するお知らせなど、さまざまな情報を提供しております。ぜひご覧下さい。
http://www.kao.co.jp/

株券電子化(2009年1月予定)への対応はお済みですか?
詳細は同封の株券電子化に関するリーフレットをご覧下さい。

花王

END

花王株式会社 | http://www.kao.co.jp/ | 〒103-8210 東京都中央区日本橋茅場町1-14-10